As filed with the Securities and Exchange Commission on March 1, 2005
Registration No. 333-

UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549

Form F-10
REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933
CARDIOME PHARMA CORP.
(Exact name of registrant as specified in its charter)

Canada	2834	Not Applicable
(Province or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(IRS Employer Identification No.)
6th Floor, 6190 Agronomy Road
Vancouver, British Columbia
Canada V6T 1Z3
(604) 677-6905
(Address and telephone number of registrant’s principal executive office)
PTSGE Corp.
925 Fourth Avenue, Suite 2900
Seattle, Washington 98104
(206) 623-7580
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies of all communications to:

Richard J. Balfour Joseph A. Garcia McCarthy Tétrault LLP 777 Dunsmuir Street Vancouver, British Columbia V7Y 1K2 (604) 643-7100	Annette Elinger Becker Preston Gates & Ellis LLP 925 Fourth Avenue Seattle, Washington 98104 (206) 623-7580	Ralph Lutes Stikeman Elliot LLP 666 Burrard Street Vancouver, British Columbia V6C 2X8 (604) 631-1300	Kevin P. Kennedy Simpson Thacher & Bartlett LLP 3330 Hillview Avenue Palo Alto, California 94034 (650) 251-5000
As soon as practicable after the effective date of this Registration Statement.
(Approximate date of commencement of proposed sale to the public)
Province of British Columbia, Canada
(Principal jurisdiction regulating this offering)
It is proposed that this filing shall become effective (check appropriate box):
A. ☐ upon filing with the Commission, pursuant to Rule 467(a) (if in connection with an offering being made contemporaneously in the United States and Canada).
B. ☒ at some future date (check the appropriate box below)
    1. ☐ pursuant to Rule 467(b) on                 at                 (designate a time not sooner than 7 calendar days after filing).
    2. ☐ pursuant to Rule 467(b) on                 at                 (designate a time 7 calendar days or sooner after filing) because the securities regulatory authority in the review jurisdiction has issued a receipt or notification of clearance on                 .
    3. ☐ pursuant to Rule 467(b) as soon as practicable after notification of the Commission by the registrant or the Canadian securities regulatory authority of the review jurisdiction that a receipt or notification of clearance has been issued with respect hereto.
    4. ☒ after the filing of the next amendment to this form (if preliminary material is being filed).
     If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to the home jurisdiction’s shelf prospectus offering procedures, check the following box.     ☐
CALCULATION OF REGISTRATION FEE

Title of Each Class of		Proposed Maximum	Proposed Maximum
Securities to be	Amount to be	Offering Price per	Aggregate Offering	Amount of
Registered	Registered(1)	Share(2)	Price	Registration Fee

Common shares, without par value	9,775,000	U.S.$8.66	U.S.$84,651,500	U.S.$9,964

(1) Includes 1,275,000 shares that the underwriters have an option to purchase to cover over-allotments, if any.
(2) Estimated solely for the purposes of calculating the registration fee pursuant to Rule 457(c) under the Securities Act of 1933 based on the average of the high and the low sales prices of Cardiome Pharma Corp. common shares on the Nasdaq National Market on February 24, 2005.

PART I
INFORMATION REQUIRED TO BE DELIVERED TO
OFFEREES OR PURCHASERS

The information in this prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the United States Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

PRELIMINARY PROSPECTUS DATED MARCH 1, 2005
Subject to Completion
8,500,000 Common Shares
        Cardiome Pharma Corp. is offering all of the 8,500,000 common shares offered by this prospectus.
      Our common shares are quoted on the Nasdaq National Market (“Nasdaq”) under the symbol “CRME” and listed on the Toronto Stock Exchange (the “TSX”) under the symbol “COM.” The reported closing price of our common shares on February 25, 2005 on Nasdaq was U.S.$8.57 and on the TSX was C$10.65.
      Investing in our common shares involves a high degree of risk. Before buying any shares, you should carefully read the discussion of material risks of investing in our common shares under the heading “Risk Factors” beginning on page 8 of this prospectus.
      We are permitted under a multijurisdictional disclosure system adopted by the securities regulatory authorities in Canada and the United States to prepare this prospectus in accordance with the disclosure requirements of Canada. Prospective investors in the United States should be aware that such requirements are different from those of the United States. The financial statements included herein have been prepared in accordance with Canadian generally accepted accounting principles and are subject to Canadian auditing and auditor independence standards. As a result, they may not be comparable to financial statements of United States companies. The notes to our consolidated financial statements for the year ended December 31, 2004 set forth the principal differences between Canadian GAAP and U.S. GAAP as they relate to our business.
      Owning our common shares may subject you to tax consequences both in the United States and Canada. This prospectus may not describe these tax consequences fully. You should read the tax discussion under “Certain Income Tax Considerations.”
      Your ability to enforce civil liabilities under the United States federal securities laws may be adversely affected because we are incorporated in Canada, some of our officers and directors, and some of the underwriters and experts named in this prospectus, are Canadian residents, and a substantial portion of our assets are located outside of the United States.
      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public offering price	$	$

Underwriting discounts and commissions	$	$

Proceeds, before expenses, to us	$	$

      The underwriters may also purchase up to an additional 1,275,000 common shares at the public offering price, less underwriting discounts and commissions, to cover over-allotments, if any, within 30 days following the date of this prospectus.
      The underwriters are offering our common shares as described in “Underwriting.” Delivery of the shares will be made on or about                     , 2005.
Joint Book-Running Managers

UBS Investment Bank	CIBC World Markets

GMP Securities	Leerink Swann & Company
The date of this prospectus is                     , 2005

      You should rely only on the information contained or incorporated by reference in this prospectus. Neither we nor the underwriters have authorized anyone to provide you with information different from that contained in this prospectus or incorporated herein by reference. We are offering to sell common shares and seeking offers to buy common shares only in the jurisdictions where offers and sales are permitted. Unless otherwise indicated, the information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of the common shares.
      Market data and certain industry forecasts used throughout this prospectus and the documents incorporated by reference herein were obtained from market research, publicly available information and industry publications. We believe that these sources are generally reliable, but the accuracy and completeness of such information is not guaranteed. Neither we nor the underwriters has independently verified this information, and neither we nor the underwriters make any representation as to the accuracy of such information.
      In this prospectus, unless otherwise indicated, all dollar amounts and references to “$” are to U.S. dollars and “C$” refers to Canadian dollars. Unless otherwise indicated, the information contained in this prospectus does not give effect to the exercise of the underwriters’ over-allotment option.
      Unless otherwise indicated, all U.S. dollar amounts referred to in this prospectus which have been converted into U.S. dollars from Canadian dollars have been so converted using the noon exchange rate on December 31, 2004 for one Canadian dollar, expressed in U.S. dollars, as quoted by the Bank of Canada, being $0.8308.
      In this prospectus, unless the context otherwise requires, references to “we”, “us”, “our” or similar terms, as well as references to “Cardiome” or the “Corporation”, refers to Cardiome Pharma Corp. either alone or together with our subsidiaries.
      The name Cardiome is our trademark. All other trademarks, product names and company names used in this prospectus are the property of their respective owners.

PROSPECTUS SUMMARY
      This summary highlights selected information contained elsewhere or incorporated by reference in this prospectus. This summary may not contain all the information that you should consider before investing in our common shares. You should read the entire prospectus carefully before making an investment decision. Except where we state otherwise, the information we present in this prospectus assumes no exercise of the underwriters’ over-allotment option.
Cardiome Pharma Corp.
      We are a life sciences company focused on developing proprietary drugs to treat or prevent cardiovascular diseases. Our current efforts are focused on the treatment of atrial arrhythmias and congestive heart failure.
      Atrial fibrillation is an arrhythmia, or abnormal rhythm, of the upper chambers of the heart. We have announced positive top-line Phase III results for our intravenous formulation of RSD1235, or RSD1235 (iv), our lead product candidate for the acute conversion of atrial fibrillation, and are currently conducting two additional Phase III trials in conjunction with Fujisawa Healthcare, Inc., or Fujisawa, our collaborative partner. We are also developing an oral formulation of RSD1235, or RSD1235 (oral), as maintenance therapy for the long-term treatment of atrial fibrillation and intend to initiate a Phase II clinical trial in the second half of 2005.
      Congestive heart failure is the failure of the heart to pump blood at a rate sufficient to support the body’s needs. We have completed enrollment in a Phase II trial of oral Oxypurinol in 405 patients with congestive heart failure.
Our Product Candidates
      The following chart summarizes our current product candidates, including the principal disease or indication being targeted, clinical trial status, expected milestones and marketing rights for each program.

Program/ Trial	Indication/ Status	Next Milestone	Marketing Rights

RSD1235 (iv)	Acute Atrial Fibrillation	NDA Submission 4Q05/ 1Q06	Fujisawa (N. America)/ Cardiome (Rest of World)

ACT 1	Phase III complete	Top-line data received 4Q04/1Q05 and complete data expected May 2005
ACT 2	Phase III ongoing	Results expected 2H05
ACT 3	Phase III ongoing	Results expected 2Q05/3Q05

RSD1235 (oral)	Atrial Fibrillation	Initiate Phase II 2H05	Cardiome (Worldwide)

Multiple Trials	Multi-dose Phase I ongoing	Determine Phase II dosing

Oxypurinol (oral)	Congestive Heart Failure	Initiate Phase III 2006	Cardiome (Worldwide)

OPT-CHF	Phase II enrollment complete	Results expected 3Q05

RSD1235 for Atrial Fibrillation
      RSD1235 is a new chemical entity designed to treat atrial fibrillation, with the potential to overcome the limitations of current drugs. Atrial fibrillation is the most common heart arrhythmia. According to industry sources, it is estimated that 2.7 million people will be affected by atrial fibrillation in the U.S. in 2005, with that number projected to grow to 3.0 million by 2009. In addition, it is estimated that 2.0 million people will be affected by atrial fibrillation in Europe in 2005, with that number projected to grow to 2.3 million by 2009. Sales of therapeutics to treat atrial fibrillation in seven of the largest markets globally are projected to grow to $2.6 billion by 2009.

      The mechanism of action of RSD1235 involves the selective blockade of multiple ion channels in the heart that are known to be active during episodes of atrial fibrillation. The drug has two potential applications, as both an intravenous pharmacological converting agent designed to terminate an atrial fibrillation episode and return the heart to normal rhythm, and an oral maintenance therapy for the long-term prevention of atrial fibrillation recurrence.
      Clinical Data. In December 2004 and February 2005, we announced top-line results from our ACT 1 study, the first of our three planned clinical trials of RSD1235 (iv). ACT 1 was a placebo-controlled, double-blinded randomized clinical trial in 416 patients with atrial arrhythmia. The primary endpoint in ACT 1 was conversion of recent-onset atrial fibrillation to normal heart rhythm for a period of at least one minute post-dosing within 90 minutes of the initiation of dosing. In patients with recent-onset atrial fibrillation, 52% of those receiving RSD1235 (iv) converted to normal heart rhythm, as compared to 4% of placebo patients (p<0.001). In those recent-onset atrial fibrillation patients dosed with RSD1235 (iv) who converted to normal heart rhythm, the median time to conversion was 11 minutes from the initiation of dosing. Of the 75 patients who converted to normal heart rhythm within 90 minutes of the initiation of dosing, 74 (99%) of them remained in normal rhythm for at least 24 hours. In the longer-term atrial fibrillation population, 8% of patients who were dosed with RSD1235 (iv) had their atrial fibrillation converted, as compared to 0% of placebo patients. This difference was not statistically significant. Although effective in atrial fibrillation, RSD1235 (iv) seems to be ineffective in converting atrial flutter patients to normal heart rhythm. Atrial flutter is a small subset of the overall atrial arrhythmia population.
      The top-line ACT 1 study data suggests that RSD1235 (iv) is also well-tolerated in the targeted patient population. In the 30 day interval following drug administration, serious adverse events occurred in 18% of placebo patients and 13% of drug group patients. Potentially drug-related serious adverse events occurred in 0% of placebo patients and 1.4% of patients receiving RSD1235 (iv). There were no cases of drug-related Torsade de Pointes, a well-characterized ventricular tachycardia which is an occasional side effect of many current anti-arrhythmia drugs. No patients needed to discontinue the ACT 1 study due to RSD1235 (iv), and there were no deaths attributed to the drug.
      We and Fujisawa are continuing to enroll patients in ACT 2 and ACT 3. ACT 2 is designed to evaluate the effect of RSD1235 (iv) treatment on transient atrial fibrillation following cardiac surgery and, if successful, has the potential to expand our label and market opportunity to include this patient base. ACT 3 is essentially a replica of ACT 1 and will enroll similar patients and measure similar endpoints. We expect to announce data from each of these trials later this year. If ACT 3 is successful, ACT 1 and ACT 3 will form the basis of our new drug application, or NDA, to the U.S. Food and Drug Administration, or FDA, which we expect to submit later this year or early in 2006.
      Fujisawa Collaboration. In October 2003, we entered into a collaboration and license agreement with Fujisawa, a leading pharmaceutical company headquartered in Japan, to provide for the co-development and commercialization of RSD1235 (iv) for the acute treatment of atrial fibrillation and atrial flutter. Pursuant to our Fujisawa agreement, we have granted to Fujisawa an exclusive license to RSD1235 (iv) and its related technology to develop, make and sell intravenous or injectable drugs in North America, including a right to sublicense to third parties. We retain the rights to RSD1235 (iv) for markets outside of North America and worldwide rights to RSD1235 (oral), which we are developing for the long-term treatment of atrial fibrillation.
      Oral RSD1235. In December 2004, we initiated a Phase Ib study involving a controlled-release formulation of RSD1235. The objective of this controlled release formulation is to enable twice-daily dosing of RSD1235 for the selected atrial fibrillation patient population. The pharmacokinetic results of our Phase Ia study are consistent with that objective. This controlled release formulation will be assessed in a series of Phase I studies in order to determine the dosing regimen to be used in a Phase II efficacy study planned for the second half of 2005. On the basis of the Phase I results, we are planning an additional multi-day dosing study to assess the pharmacokinetics and safety of repeated daily doses of controlled release RSD1235 (oral) tablets.

Oxypurinol for Congestive Heart Failure
      We are developing Oxypurinol, an inhibitor of xanthine oxidase, for the treatment of congestive heart failure. We believe that xanthine oxidase inhibitors, including Oxypurinol, have significant potential in the treatment of congestive heart failure due to their ability to increase the contraction strength of the heart in patients with congestive heart failure, without increasing oxygen consumption.
      According to the American Heart Association, congestive heart failure is one of the leading causes of morbidity and mortality in the U.S., with an estimated 970,000 hospital discharges and an estimated 264,900 deaths in 2002. Congestive heart failure is a complex, multifactorial condition which can result from many different initial cardiac problems, ultimately resulting in the failure of the heart ventricles to pump enough blood to support the demands of the body. According to industry sources, approximately 4.9 million people in the U.S. suffered from congestive heart failure in 2002. The prognosis for congestive heart failure patients is poor. Twenty percent of patients die within one year, with an 80% mortality rate by year eight for men. According to industry sources, the cost of pharmaceuticals used to treat congestive heart failure was approximately $915 million in the U.S. and in excess of $1.5 billion in the U.S., Europe and Japan in 1999.
      Clinical Data. In February 2005, we announced positive final results for the investigator-sponsored LaPlata clinical study for Oxypurinol in congestive heart failure patients. The randomized, double-blinded, placebo controlled trial, conducted in Argentina, evaluated 28 days of oral dosing of Oxypurinol in congestive heart failure patients with left-ventricle ejection fraction of less than 40% and class II-III congestive heart failure as rated by the New York Heart Association classification system. The trial enrolled a total of 60 patients, of whom 47 met the entry criteria. Following 28 days of oral daily dosing, left-ventricle ejection fraction increased by 6.8% (p=0.017) relative to placebo in the 47 patients. The 6.8% average absolute improvement over placebo represented an average relative increase in cardiac output of 22.6% for the patients receiving Oxypurinol.
      In March 2003, we initiated a Phase II clinical trial in North America, called OPT-CHF, to evaluate the safety and efficacy of oral Oxypurinol in the treatment of congestive heart failure. This Phase II clinical trial enrolled 405 patients with moderate to severe symptomatic heart failure, those rated by the New York Heart Association as class III to class IV. The primary endpoint of the trial is the overall number of patients whose condition improves, worsens or remains unchanged as a result of treatment with Oxypurinol versus placebo during a six-month course of therapy. We have completed patient recruitment and expect to report the results in the third quarter of 2005. If successful, we may initiate a Phase III clinical trial in 2006.
Our Strategy
      Our goal is to create a leading commercial-stage life sciences company focused on cardiovascular disease. Key elements of our strategy include:

•	Developing RSD1235 and Oxypurinol, successfully. We have one completed and two ongoing Phase III clinical trials in collaboration with Fujisawa, our collaborative partner for RSD1235 (iv). We plan to initiate a Phase II clinical trial of RSD1235 (oral) in the second half of 2005. We have completed three proof of concept investigator-sponsored trials for Oxypurinol for congestive heart failure and in the fourth quarter of 2004 we completed enrollment in a Phase II study. We intend to advance all of our clinical programs as aggressively as possible.

•	Continuing to focus on our core expertise in cardiac diseases and conditions. By focusing our efforts in this way, we have been able to assemble teams of employees and external advisors with a strong knowledge and understanding of cardiology. This collective knowledge, experience and expertise helps ensure that the novel ideas pursued are of a high caliber and are therefore more likely to result in a drug which impacts a specific disease state.

•	Maintaining capabilities that span pre-clinical and clinical development. We have the operational capability to conduct both pre-clinical and clinical development of a product candidate, including late stage trials and regulatory approval filings. This capability allows us to support partnership activities, or develop in-licensed and acquired technologies at any stage of development.

•	Continuing our focused commercialization strategy. We may retain commercial rights to our products for indications and territories where we believe we can effectively market them. For all other indications and territories, we intend to pursue strategic collaborations. We may seek collaborative partners with experience in, and resources for, the late-stage development and marketing of drugs in our therapeutic areas.

•	Expanding our product pipeline through in-licensing and/or acquisitions. We are evaluating clinical candidates to add to our clinical pipeline. With the approaching completion of the RSD1235 (iv) clinical program, we will have the operational capacity to take on additional programs. Our focus is on adding clinical candidates or near-clinical candidates within the cardiovascular realm.

•	Leveraging external resources. We focus our resources on those activities that add or create the most value. We maintain a small, core team of scientists and staff with the necessary skill base, and contract out the specialized work required for our projects, such as pre-clinical toxicology services and commercial manufacturing.

The Offering

Number of common shares offered by us	8,500,000 common shares

Number of common shares outstanding after the offering	49,510,750 common shares

Use of proceeds	We currently intend to use the net proceeds of this offering for the clinical development of both intravenous and oral formulations of RSD1235; the clinical development of Oxypurinol; other research and development programs; additional capital expenditures; and the balance for working capital and general corporate purposes. See “Use of Proceeds”.

Nasdaq National Market Symbol	CRME

Toronto Stock Exchange Symbol	COM

Risk Factors	An investment in our common shares offered hereby involves certain risks that should be carefully considered by prospective investors. See “Risk Factors”.
      The total number of our common shares that will be outstanding after this offering is based on the number of common shares outstanding as of February 25, 2005, but does not include:

•	4,866,493 common shares issuable upon the exercise of outstanding stock options at a weighted-average exercise price of C$5.12 per share;

•	303,166 common shares reserved for future grant or issuance under our stock option plan; and

•	176,500 common shares issuable upon the exercise of outstanding warrants at a weighted-average exercise price of $4.10 per share.
      Except as otherwise indicated, information in this prospectus assumes no exercise of the underwriters’ over-allotment option for up to an additional 1,275,000 common shares.

Summary Consolidated Financial Information
      Set forth below is a summary of our consolidated financial information as of the dates and for the periods indicated. This summary consolidated financial information is derived from our audited consolidated financial statements for the year ended December 31, 2004, the thirteen month period ended December 31, 2003 and the year ended November 30, 2002. The summary consolidated financial information should be read in conjunction with such statements and the related notes as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus, and the risk factors described in the section titled “Risk Factors” beginning on page 8. We changed our year end to December 31 effective December 31, 2003. Our transition year was the thirteen month period ended December 31, 2003.
      We prepare our consolidated financial statements in Canadian dollars in accordance with Canadian generally accepted accounting principles, or Canadian GAAP. See note 17 to our annual consolidated financial statements, which are included elsewhere in this prospectus, for a description of the principal differences between Canadian GAAP and U.S. generally accepted accounting principles, or U.S. GAAP.

				Thirteen Months
	Year Ended	Year Ended		Ended		Year Ended
	December 31,	December 31,		December 31,		November 30,
	2004	2004		2003(1)		2002

	(U.S. dollars)	(Canadian dollars)		(Canadian dollars)		(Canadian dollars)
	(in thousands, except per share amounts)
Income Statement Data:
Amounts under Canadian GAAP
Revenue:
Licensing fees	$10,438	C$	12,563	C$	1,350	C$	1,480
Research collaborative fees	11,498		13,840		4,697		288

Total revenue	21,936		26,403		6,047		1,768

Expenses:
Research and development expenses	32,124		38,667		16,928		9,759
General and administration expenses	6,062		7,297		5,631		3,760
Amortization	4,206		5,062		6,028		4,442
Write-down of intangible assets	9,572		11,521		—		—

Total expenses	51,964		62,547		28,587		17,961

Operating loss	(30,028)		(36,144)		(22,540)		(16,193)

Interest and other income and foreign exchange gain (loss)	(334)		(401)		564		633

Loss before income taxes	(30,362)		(36,545)		(21,976)		(15,560)
Future income tax recovery	7,293		8,778		2,110		1,530

Net loss for the period	$(23,069)	C$	(27,767)	C$	(19,866)	C$	(14,030)

Basic and diluted loss per common share	$(0.59)	C$	(0.71)	C$	(0.63)	C$	(0.60)

Weighted average number of common shares outstanding	39,232		39,232		31,470		23,560

Amounts under U.S. GAAP
Net loss for the period	$(23,154)	C$	(27,870)	C$	(19,977)	C$	(14,219)

Basic and diluted loss per common share	$(0.59)	C$	(0.71)	C$	(0.63)	C$	(0.60)

	As of December 31, 2004

	Actual	As Adjusted(2)	Actual		As Adjusted(2)(3)

	(U.S. dollars, in thousands)		(Canadian dollars, in thousands)
Balance Sheet Data:
Amounts under Canadian GAAP
Cash, cash equivalents and short-term investments	$20,244	$87,354	C$	24,367	C$	105,145
Total assets	56,766	123,876		68,326		149,104
Long-term obligations (including current portion)	193	193		233		233
Total shareholders’ equity	37,855	104,965		45,564		126,342
Amounts under U.S. GAAP
Total assets	$56,773	$123,883	C$	68,335	C$	149,113
Total shareholders’ equity	37,862	104,972		45,573		126,351

(1)	We changed our fiscal year end from November 30 to December 31, effective December 31, 2003. Accordingly, for the 2003 fiscal period, we have reported our annual consolidated statements for the thirteen month period ended December 31, 2003. In addition, we elected to prospectively adopt the recommendations of the Canadian Institute of Chartered Accountants, or CICA, in new section 3870 of the CICA Handbook with respect to stock-based compensation and other stock-based payments, effective December 1, 2002. This standard requires that all stock-based awards be measured and recognized using a fair value based method. For the thirteen month period ended December 31, 2003 and the twelve month period ended December 31, 2004, we recorded C$2.1 million and C$3.1 million respectively, of stock-based compensation for stock options granted after December 1, 2002 to employees and non-employees.

(2)	As adjusted to give effect to the sale of 8,500,000 common shares pursuant to this offering, at an assumed public offering price of $8.57, after deducting estimated underwriters’ discounts and commissions and offering expenses. See “Use of Proceeds”.

(3)	For the purposes of the adjustment, we have assumed that the net proceeds from this offering will be received in U.S. dollars and we have converted such proceeds using the noon exchange rate on December 31, 2004 for one Canadian dollar, expressed in U.S. dollars, as quoted by the Bank of Canada, being $0.8308.

RISK FACTORS
      Investing in our common shares involves a high degree of risk. In addition to the other information included or incorporated by reference in this prospectus, you should carefully consider the risks described below before purchasing our common shares. If any of the following risks actually occur, our business, financial condition and result of operations could materially suffer. As a result, the trading price of our common shares could decline, and you might lose all or part of your investment.
Risks Relating to Our Business
We have a history of significant losses and a significant accumulated deficit and we have not generated any product revenues to date. We may never achieve or maintain profitability.
      We have had no revenue from product sales to date. Although we have been involved in the life sciences industry since 1992, we have been engaged only in research and development. We incurred significant operating losses, including net losses of approximately $23.1 million (C$27.8 million) for the twelve month period ended December 31, 2004, and C$19.9 million and C$14.0 million for the thirteen month period ended December 31, 2003 and for the twelve month period ended November 30, 2002, respectively. Since incorporation, our accumulated deficit is C$92.1 million, as of December 31, 2004. We anticipate that we will incur substantial operating expenses in connection with the research, development, testing and approval of our proposed products and we expect these expenses to result in continuing and significant operating losses for the foreseeable future. Our losses have resulted in large part from the significant research and development expenditures we have made in seeking to identify and validate new drug targets and compounds that could become marketed drugs.
      If we are unable to develop, obtain regulatory approval for, and successfully commercialize our product candidates, we will not be able to significantly increase revenues or achieve profitable operations. We currently do not have any commercial products. It takes many years and potentially hundreds of millions of dollars to successfully develop a pre-clinical or early clinical compound into a marketed drug. Additional financing may not be available to us or may not be available on terms that are favorable to us.
We are establishing a pharmaceutical development business and have no developed or approved products.
      We are in the drug development stage and are subject to all of the risks associated with the establishment of a pharmaceutical development business. As a result, our business must be evaluated in light of the problems, delays, uncertainties and complications encountered in connection with establishing a pharmaceutical development business.
      Our proposed products are currently in the research and development stage and we have not generated any revenues from product sales, nor do we expect to generate any significant product sales for at least two years. In addition, none of our product candidates has received regulatory approval for commercial sales from any jurisdiction. Substantial pre-clinical safety and toxicology work and clinical development testing for our product candidates remains ongoing, as intravenous RSD1235, or RSD1235 (iv), is in Phase III clinical testing, oral RSD1235, or RSD1235 (oral), is in Phase I clinical testing and Oxypurinol is in Phase II clinical testing. Accordingly, it remains uncertain as to whether our research and development efforts will be successful. There is a possibility that none of our potential products will be found to be safe and effective, that we will be unable to receive necessary regulatory approvals in order to commercialize them, or that we will obtain regulatory approvals that are too narrow to be commercially viable.
      Our failure to successfully develop and obtain regulatory approval for our products that are under development would have a material adverse effect on our business, financial condition and results of operations.

The results of pre-clinical studies and initial clinical trials are not necessarily predictive of future results, and our current product candidates may not have favorable results in later testing or trials.
      Pre-clinical tests and Phase I and Phase II clinical trials are primarily designed to test safety, to study pharmacokinetics and pharmacodynamics and to understand the side effects of our product candidates at various doses and schedules. Success in pre-clinical or animal studies and early clinical trials does not ensure that later large-scale efficacy trials will be successful nor does it predict final results. Favorable results in early trials may not be repeated in later trials.
      A number of companies in the life sciences industry have suffered significant setbacks in advanced clinical trials, even after positive results in earlier trials. Clinical results are frequently susceptible to varying interpretations that may delay, limit or prevent regulatory approvals. Negative or inconclusive results or adverse medical events during a clinical trial could cause a clinical trial to be delayed, repeated or terminated. In addition, failure to construct appropriate clinical trial protocols could result in the test or control group experiencing a disproportionate number of adverse events and could cause a clinical trial to be repeated or terminated. Pre-clinical data and the clinical results we have obtained for RSD1235 and Oxypurinol may not predict results from studies in larger numbers of subjects drawn from more diverse populations, and also may not predict the ability of our products to achieve their intended goals, or to do so safely.
      We will be required to demonstrate through larger scale clinical trials that our product candidates are safe and effective for use in a diverse population before we can seek regulatory approvals for their commercial sale. There is typically an extremely high rate of attrition from the failure of product candidates proceeding through clinical trials. To date, long-term safety and efficacy have not yet been demonstrated in clinical trials for any of our product candidates. If RSD1235 or Oxypurinol fail to demonstrate sufficient safety and efficacy in ongoing clinical trials, we will experience potentially significant delays in, or be required to abandon development of, those product candidates. In particular, our business and future revenues will depend on the detailed results of our ACT 1 trial for RSD1235 (iv) supporting the top-line results available to date, and on the favourable results being replicated in the ACT 2 and ACT 3 trials for RSD1235 (iv).
We expect to announce results for two additional ongoing Phase III clinical trials of RSD1235 (iv) in patients with atrial fibrillation and expect to announce results from a Phase II trial of Oxypurinol in 2005. Our share price could decline significantly if those clinical results are not favorable, are delayed or are perceived negatively.
      We expect to announce the results of two additional Phase III clinical trials, ACT 2 and ACT 3, for RSD1235 (iv) later in 2005. We also expect to announce clinical results from our Phase II trial of Oxypurinol in the third quarter of 2005. These results may not be favorable or viewed favorably by us or third parties, including investors, equity research analysts and potential collaborators. Share prices for life sciences companies have declined significantly in certain instances where clinical results were not favorable, were perceived negatively or otherwise did not meet expectations. Unfavorable results or negative perceptions regarding the results of clinical trials for any of our product candidates could cause our share price to decline significantly.
We rely on proprietary technology, the protection of which can be unpredictable and costly.
      Our success will depend in part upon our ability to obtain patent protection or patent licenses for our technology and products.
      Currently, we have 13 pending U.S. provisional patent applications, ten pending U.S. utility patent applications, 31 pending foreign patent applications, and 5 granted foreign patents in Turkey, South Africa, Singapore and Australia and under the European Patent Office, related to RSD1235. While we are currently pursuing various claims, we currently have no issued patents specifically covering RSD1235 in the U.S. or any of the other major commercial markets, and we have no assurance that any such patents will ever issue. We have licensed certain rights under additional patents and patent applications relating to two other families of compounds for antiarrhythmia and local anaesthesia applications.

      Currently, we have filed seven pending U.S. provisional patent applications and one international Patent Convention Treaty application (designating all contracting states including the U.S.) relating to Oxypurinol technology. Additionally, we have a license from Johns Hopkins University, or Johns Hopkins, which grants us exclusive patent rights as they relate to the commercial use of xanthine oxidase inhibitors for cardiovascular disease. Our current commercialization strategy focuses upon our license of issued use patents pertaining to xanthine oxidase inhibitors to treat congestive heart failure. In order to obtain additional patent protection surrounding our Oxypurinol technology, we will be required to file patent applications relating to novel processes for manufacturing, delivery, use, new formulations or other aspects of Oxypurinol and use of xanthine oxidase inhibitors in managing cardiovascular disease. We have no assurance that any such patents will be issued.
      We intend to file, when appropriate, additional patent applications with respect to inventions. However, because the patent positions of life sciences companies are highly uncertain and involve complex legal and factual questions, it is uncertain that any patents will be issued or that, if issued, they will be of commercial value. It is impossible to anticipate the breadth or degree of protection that patents will afford products developed by us or their underlying technology. There is also a risk that any patents issued relating to our RSD1235 products or Oxypurinol technology or any patents licensed to us may be successfully challenged or that the practice of our RSD1235 products or Oxypurinol technology might infringe the patents of third parties. If the practice of our RSD1235 products or Oxypurinol technology infringe the patents of third parties, we may be required to design around such patents, potentially causing increased costs and delays in product development and introduction or precluding us from developing, manufacturing, or selling our planned products. The scope and validity of patents which may be obtained by third parties, the extent to which we may wish or need to obtain patent licenses, and the cost and availability of such licenses are currently unknown. If such licenses are obtained, it is likely they would be royalty-bearing which could reduce our income. If licenses cannot be obtained on an economical basis, delays in market introduction of our planned products could occur or introduction could be prevented, in some cases after the expenditure of substantial funds. If we defend or contest the validity of patents relating to our products or technology or the products or technology of a third party, we could incur substantial legal expenses with no assurance of success.
      In certain instances, we may elect not to seek patent protection but instead rely on the protection of our technology through confidentiality agreements or trade secrets. The value of our assets could also be reduced to the extent that third parties are able to obtain patent protection with respect to aspects of our technology or products or if confidential measures we have in place to protect our proprietary technology are breached or become unenforceable. However, third parties may independently develop or obtain similar technology and such third parties may be able to market competing products and obtain regulatory approval through a showing of equivalency to one of our products which has obtained regulatory approval, without being required to undertake the same lengthy and expensive clinical studies that we would have already completed.
      Litigation may also be necessary to enforce patents issued or licensed to us or to determine the scope and validity of a third party’s proprietary rights. We could incur substantial costs if we are required to defend ourselves in patent suits brought by third parties, if we participate in patent suits brought against or initiated by our corporate collaborators or if we initiate such suits. Currently, we may not have the necessary resources to participate in or defend any such activities or litigation. Even if we did have the resources to vigorously pursue our interests in litigation, because of the complexity of the subject matter, it is impossible to predict at this point whether we would prevail in any such action. An adverse outcome in litigation or an interference to determine priority or other proceeding in a court or patent office could subject us to significant liabilities, require disputed rights to be licensed from third parties or require us to cease using certain technology or products, any of which may have a material adverse effect on our business, financial condition and results of operations.
Clinical trials for our product candidates are expensive, time consuming and their outcome is uncertain.
      Clinical trials are very expensive and difficult to design and implement, which is especially true for trials involving cardiovascular diseases, including the treatment of atrial arrhythmia and the chronic treatment of congestive heart failure. The clinical trial process is also time consuming. We estimate that the clinical trials for our RSD1235(iv), RSD1235 (oral) and Oxypurinol product candidates will continue for several years, but they may take significantly longer to complete. Before we can obtain regulatory approval for the commercial sale of any product candidate, we are required to complete extensive clinical trials to demonstrate its safety and efficacy. The timing of the commencement, continuation and completion of clinical trials may be subject to significant delays relating to various causes, including:

•	our inability to manufacture or obtain sufficient quantities of materials for use in clinical trials;

•	delays arising from our collaborative partnerships;

•	delays in obtaining regulatory approvals to commence a study, or government intervention to suspend or terminate a study;

•	delays, suspension, or termination of the clinical trials due to the institutional review board or independent ethics board responsible for overseeing the study to protect research subjects at a particular study site;

•	delays in identifying and reaching agreement on acceptable terms with prospective clinical trial sites;

•	slower than expected rates of patient recruitment and enrollment;

•	uncertain dosing issues;

•	inability or unwillingness of medical investigators to follow our clinical protocols;

•	variability in the number and types of subjects available for each study and resulting difficulties in identifying and enrolling subjects who meet trial eligibility criteria;

•	scheduling conflicts with participating clinicians and clinical institutions;

•	difficulty in maintaining contact with subjects after treatment, resulting in incomplete data;

•	unforeseen safety issues or side effects;

•	lack of efficacy during the clinical trials;

•	our reliance on clinical research organizations to conduct clinical trials, which may not conduct those trials with good clinical or laboratory practices; or

•	other regulatory delays.
If we encounter difficulties enrolling patients in our clinical trials, our trials could be delayed or otherwise adversely affected.
      Clinical trials for our product candidates require that we identify and enroll a large number of patients with the disorder under investigation. We may not be able to enroll a sufficient number of patients to complete our clinical trials in a timely manner. Patient enrollment is a function of many factors including:

•	design of the protocol;

•	the size of the patient population;

•	eligibility criteria for the study in question;

•	perceived risks and benefits of the drug under study;

•	availability of competing therapies;

•	efforts to facilitate timely enrollment in clinical trials;

•	patient referral practices of physicians; and

•	availability of clinical trial sites.

      If we have difficulty enrolling a sufficient number of patients to conduct our clinical trials as planned, we may need to delay or terminate ongoing clinical trials.
We will have additional future capital needs and there are uncertainties as to our ability to raise additional funding.
      We will require substantial additional capital resources to further develop our product candidates, obtain regulatory approvals and ultimately to commercialize our products. We believe that our current capital resources, including our anticipated milestone payments from Fujisawa Healthcare, Inc., or Fujisawa, under the terms of the collaboration and license agreement we entered into with Fujisawa in October 2003, and the proceeds of this offering, will be sufficient to fund our operations as currently anticipated for the next two fiscal years, and should allow us to commercialize RSD1235 (iv) in North America. However, advancing our other product candidates or any new product candidates, through to commercialization will require considerable resources and additional access to capital markets.
      In addition, our future cash requirements may vary materially from those now expected. For example, our future capital requirements may increase if:

•	we experience scientific progress sooner than expected in our discovery, research and development projects, if we expand the magnitude and scope of these activities, or if we modify our focus as a result of our discoveries;

•	we experience set backs in our progress with pre-clinical studies and clinical trials are delayed;

•	we experience delays or unexpected increased costs in connection with obtaining regulatory approvals;

•	we experience unexpected or increased costs relating to preparing, filing, prosecuting, maintaining, defending and enforcing patent claims; or

•	we elect to develop, acquire or license new technologies and products.
      We could potentially seek additional funding through corporate collaborations and licensing arrangements and/or public or private equity or debt financing. However, if our research and development activities do not show positive progress, or if capital market conditions in general, or with respect to life sciences or development stage companies such as ours are unfavorable, our ability to obtain additional funding on acceptable terms, if at all, will be negatively affected. Additional equity financing could result in significant dilution to our shareholders.
      If sufficient capital is not available, we may be required to delay, reduce the scope of, eliminate or divest of one or more of our research or development projects, any of which could have a material adverse effect on our business, financial condition, prospects or results of operations.
Even if any of our product candidates receives regulatory approval, our product candidates will still be subject to extensive post-market regulation.
      If we or our collaborators receive regulatory approval for our drug candidates, we will also be subject to ongoing U.S. Food and Drug Administration, or FDA, obligations and continued regulatory review, such as continued safety reporting requirements, and we may also be subject to additional FDA post-marketing study monitoring and reporting obligations, all of which may result in significant expense and limit our ability to commercialize our products.
      If any of our product candidates receive U.S. regulatory approval, the FDA may still impose significant restrictions on the indicated uses for which the product may be marketed, impose other restrictions on the distribution or sale of the product, or impose ongoing requirements for potentially costly post-approval studies. In the U.S., advertising and promotional materials must comply with FDA rules in addition to other potentially applicable federal and state laws. The distribution of product samples to physicians in the U.S. must comply with the requirements of the U.S. Prescription Drug Marketing Act. In addition, regulatory agencies subject a product, its manufacturer and the manufacturer’s facilities to continual review and periodic inspections, and require ongoing compliance with detailed regulations governing current Good Manufacturing Practices, or GMP. The subsequent discovery of previously unknown problems with a product, including adverse events of unanticipated severity or frequency, or problems with the facility where the product is manufactured, may result in restrictions on the marketing of that product or suspension of manufacturing operations, and could force withdrawal of the product from the market. Holders of approved applications must obtain approval from regulatory authorities for product, manufacturing, and labeling changes, depending on the nature of the change. In the U.S., sales, marketing, and scientific/educational grant programs must comply with the U.S. Medicare-Medicaid Anti-Fraud and Abuse Act, as amended, the U.S. False Claims Act, also as amended, and similar state laws. Pricing and rebate programs must comply with the Medicaid rebate requirements of the U.S. Omnibus Budget Reconciliation Act of 1990, as amended, and the U.S. Veteran’s Health Care Act of 1992, as amended. If products are made available to authorized users of the U.S. Federal Supply Schedule of the General Services Administration, additional laws and requirements apply. All of these activities are also potentially subject to federal and state consumer protection and unfair competition laws. Failure to comply with applicable legal and regulatory requirements may result in:

•	issuance of warning letters by the FDA or other regulatory authorities;

•	fines and other civil penalties;

•	criminal prosecutions;

•	injunctions, suspensions or revocations of marketing licenses;

•	suspension of any ongoing clinical trials;

•	suspension of manufacturing;

•	delays in commercialization;

•	refusal by the FDA or other regulators to approve pending applications or supplements to approved applications filed by us or our collaborators;

•	refusals to permit products to be imported or exported to or from the U.S.;

•	restrictions on operations, including costly new manufacturing requirements; and

•	product recalls or seizures.
      The policies of the FDA and other regulatory authorities may change and additional government regulations may be enacted that could prevent or delay regulatory approval of our drug candidates or further restrict or regulate post-approval activities. We cannot predict the likelihood, nature or extent of adverse government regulation that may arise from future legislation or administrative action, either in the U.S. or abroad. If we are not able to maintain regulatory compliance, we might not be permitted to market our drugs and our business could suffer.
      In order to market any products outside of the U.S., we and our collaborators must establish and comply with numerous and varying regulatory requirements of other countries regarding safety and efficacy. Approval procedures vary among countries and can involve additional product testing and additional administrative review periods. The time required to obtain approval in other countries might differ from that required to obtain FDA approval. The regulatory approval process in other countries may include all of the risks associated with FDA approval as well as additional presently unanticipated risks. Regulatory approval in one country does not ensure regulatory approval in another, but a failure or delay in obtaining regulatory approval in one country may negatively impact the regulatory process in others. Failure to obtain regulatory approval in other countries or any delay or setback in obtaining such approval could have the same adverse effects associated with regulatory approval in the U.S., including the risk that our product candidates may not be approved for all indications requested and that such approval may be subject to limitations on the indicated uses for which the product may be marketed.

      Failure to comply with applicable regulatory requirements can result in, among other things, warning letters, fines, injunctions, civil penalties, recall or seizure of products, total or partial suspension of production, refusal of the government to renew marketing applications and criminal prosecution.
If we do successfully develop our products, they may not achieve market acceptance and we may not be able to sell them.
      Even if we do develop a safe and effective product and obtain the necessary regulatory approvals, the process will take years, and by the time this occurs, because of the competitive and dynamic nature of the drug development industry, there is a risk that at such time, any such product:

•	will not be economical to market, reimbursable by third party payors, or marketable at prices that will allow us to achieve profitability;

•	will not be successfully marketed or achieve market acceptance;

•	will not be preferable to existing or newly developed products marketed by third parties; or

•	will infringe proprietary rights held by third parties now or in the future that would preclude us from marketing any such product.
      The degree of market acceptance of products developed by us, if any, will depend on a number of factors, including the establishment and demonstration in the medical community of the clinical efficacy and safety of our products and their potential advantage over alternative treatment methods, and similar acceptance by public and private third party payors. There is no assurance that physicians, patients, the medical community in general or payors will accept and utilize or reimburse any products that may be developed by us.
      In addition, by the time our products, if any, are ready to be commercialized, what we believe to be the market for these products may have changed. Any estimates referenced herein of the number of patients who have received or might have been candidates to use a specific product may not accurately reflect the true market or market prices for such products or the extent to which such products, if successfully developed, will actually be used by patients.
      Our failure to successfully introduce and market our products that are under development would have a material adverse effect on our business, financial condition and results of operations.
We do not have the marketing expertise needed to commercialize our potential products.
      We do not currently have the resources to market any of our potential products. Marketing of new products presents greater risks than are posed by the continued marketing of proven products. Pursuant to our Fujisawa agreement, we licensed to Fujisawa the rights to market the intravenous formulation of RSD1235 in North America, if and when approved for marketing by the applicable regulatory authorities, and we intend to rely on them for this activity. Should our arrangement with Fujisawa be terminated for any reason, we would need to find a new collaborative partner or undertake this marketing on our own. Furthermore, we have no similar arrangement for our oral formulation of RSD1235 or Oxypurinol. Accordingly, if we are able to commercialize any of our other product candidates, we would either have to develop a marketing capability (including a sales force) or attempt to enter into a joint venture, license, or other arrangement with third parties to provide the financial and other resources needed to market such products. We currently do not employ any sales personnel and we have no experience in hiring and managing such personnel. Our ability to develop our own marketing capability is untested. Our ability to negotiate favorable terms in connection with additional arrangements to market our product candidates, if and when approved, through joint venture, license or other arrangements is unknown at this time.
If we develop products with commercial potential, we have no experience in commercial manufacturing.
      We have no experience manufacturing commercial quantities of products and do not currently have the resources to manufacture commercially any products that we may develop. Accordingly, if we were able to develop any products with commercial potential, we would either be required to develop the facilities to manufacture such products independently, or secure a contract manufacturer or enter into another arrangement with third parties to manufacture such products. If we are unable to develop such capabilities or enter into any such arrangement on favorable terms, we may be unable to compete effectively in the marketplace.
      Under the terms of our Fujisawa agreement, Fujisawa is responsible for the commercial manufacture of RSD1235 (iv). We are currently using several third parties for the manufacture of the amounts of RSD1235 (iv), RSD1235 (oral) and Oxypurinol being used in our clinical trials. Should regulatory approval of the RSD1235 (oral) and Oxypurinol compounds be obtained, we may need to contract with additional third party manufacturers in order to be able to manufacture sufficient quantities of these compounds for commercial sale. Because of the high degree of expertise necessary to produce chemical products, and applicable legal and regulatory requirements such as current GMP requirements, it is a time consuming process to arrange for an alternative manufacturer. We may not be able to identify and qualify any such manufacturers on a timely basis, which may cause significant delay in our development process. Even if we are able to identify and qualify an alternative manufacturer, we may not be able to obtain favorable terms on any manufacturing agreement we enter into with them. We have and will rely on contract manufacturers for the foreseeable future to produce quantities of products and substances necessary for research and development, pre-clinical trials, human clinical trials and product commercialization. It will be important to us that such products can be manufactured at a cost and in quantities necessary to make them commercially viable. At this point in time, we have not attempted to identify, and do not know whether there will be, any third party manufacturers which will be able to meet our needs with respect to timing, quantity and quality for commercial production. In addition, if we are unable to contract for a sufficient supply of required products and substances on acceptable terms, or if we should encounter delays or difficulties in our relationships with manufacturers, our research and development, pre-clinical and clinical testing would be delayed, thereby delaying the submission of products for regulatory approval or the market introduction and subsequent sales of such products. Any such delay may have a material adverse effect on our business, financial condition and results of operations.
Our inability to manage our future growth could impair our business, financial condition, and results of operations.
      Our future growth, if any, may cause a significant strain on our management, and our operational, financial and other resources. Our ability to manage our growth effectively will require us to implement and improve our operational, financial, manufacturing and management information systems and to expand, train, manage and motivate our employees. These demands may require the hiring of additional management personnel and the development of additional expertise by management. Any increase in resources devoted to research, product development and sales, marketing and distribution efforts without a corresponding increase in our operational, financial and management information systems could have a material adverse effect on our business, financial condition and results of operations.
Our product candidates are subject to extensive regulation, which can be costly and time consuming, cause unanticipated delays, or prevent the receipt of the required approvals to commercialize products.
      The pre-clinical studies and clinical trials of any products developed by us and the manufacturing, labeling, sale, distribution, export or import, marketing, advertising and promotion of any of those products are subject to regulation by federal, provincial, state and local governmental authorities, in the U.S. principally by the FDA, in Canada by the Therapeutic Products Directorate, or TPD, and by other similar regulatory authorities in the European Union, Japan and other jurisdictions. Government regulation substantially increases the cost and risk of researching, developing, manufacturing and selling products. Any product developed by us, if any, must receive all relevant regulatory approvals or clearances from the applicable regulatory authorities before it may be marketed and sold in a particular country.
      Currently, in connection with our pre-clinical studies and clinical trials for RSD1235 and Oxypurinol, we are required to adhere to guidelines established by the applicable regulatory authorities. These regulatory authorities and the regulatory process in general require us to conduct extensive pre-clinical studies and clinical trials of each of our product candidates in order to establish its safety and efficacy. These pre-clinical studies and clinical trials can take many years, are highly uncertain, and require the expenditure of substantial resources. We or our collaborative partners must obtain and maintain regulatory authorization to conduct clinical trials. Our pre-clinical research is subject to good laboratory practice and other requirements, and our clinical research to good clinical practice and other requirements. Failure to adhere to these requirements could invalidate our data and lead to other adverse consequences.
      In addition to the risk of unfavorable results of our research, because the data obtained from our pre-clinical and clinical activities are susceptible to varying interpretations, our successful completion of the regulatory process is uncertain. We may encounter delays, have limits imposed on us or our product candidates, receive refusals from regulatory authorities to accept our marketing applications for review, or fail to obtain the regulatory approval required from the applicable regulatory authorities to commercialize our product candidates. In addition, delays or rejections may be encountered based upon changes in regulatory policy during the period of product development and/or the period of review of any application for regulatory approval or clearance for a product. Delays in obtaining regulatory approvals would adversely affect the marketing of any products developed by us, if any, impose significant additional costs on us, diminish any competitive advantages that we may otherwise have attained and adversely affect our ability to receive royalties and generate revenues and profits. For example, after a request from the FDA for additional clinical and manufacturing data on the use of allopurinol intolerant gout indication for Oxypurinol, we decided to stop pursuing the development of this product for the foreseeable future. Accordingly, despite our expenditures and investment of time and effort, we may never receive any required regulatory approvals for any product candidates developed by us.
      We are also subject to numerous federal, provincial, state and local laws, regulations and recommendations relating to safe working conditions, laboratory and manufacturing practices, the experimental use of animals, the environment and the use and disposal of hazardous substances, used in connection with our discovery, research and development work. Although we have not yet been required to expend identifiable additional resources to comply with these regulations, the extent of government regulations may change in a manner which could have an adverse effect on the discovery, development, production, manufacturing, sales, marketing and distribution of our products, and we may be required to incur significant additional costs to comply with future laws or regulations.
      We cannot predict whether or not regulatory approval will be obtained for any product we develop. Compounds developed by us, alone or with other parties, may not prove to be safe and effective in clinical trials and may not meet all of the applicable regulatory requirements needed to receive marketing approval. Administering any of our product candidates to humans may produce undesirable side effects. These side effects could interrupt, delay or halt clinical trials of our product candidates and could result in the applicable regulatory authorities denying approval of our product candidates for any or all of the targeted indications. If regulatory approval for a product is granted, the approval will be limited to those disease states and conditions for which the product is demonstrated through clinical trials to be safe and effective, and any approval granted may be too narrow to be commercially viable.
We have substantial competition in the life sciences industry and with respect to products we are developing.
      The life sciences industry is highly competitive. Many companies, as well as research organizations, currently engage in, or have in the past engaged, in efforts related to the development of products in the same therapeutic areas as we do. Due to the size of the cardiovascular market and the large unmet medical need for products that treat cardiovascular illnesses, a number of the world’s largest pharmaceutical companies are developing, or could potentially develop, products that could compete with ours. Companies including, but not limited to, Boston Scientific, GlaxoSmithKline, Johnson & Johnson, Medtronic, Merck, Pfizer and Sanofi-Aventis all have products in development or in the market that could potentially compete with our RSD1235 or Oxypurinol product candidates.
      Many of the companies developing competing technologies and products have significantly greater financial resources and expertise in discovery, research and development, manufacturing, pre-clinical studies and clinical testing, obtaining regulatory approvals and marketing than we do. Other smaller companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Academic institutions, government agencies and other public and private research organizations may also conduct research, seek patent protection and establish collaborative arrangements for discovery, research, clinical development and marketing of products similar to ours. There is a risk that one or more of our competitors may develop more effective or more affordable products than us, or may achieve earlier patent protection or product commercialization than us, or that such competitors will commercialize products that will render our product candidates obsolete, possibly before we are able to commercialize them. Currently, these companies and institutions also compete with us in recruiting and retaining qualified scientific and management personnel as well as in acquiring technologies complementary to our projects. Once we develop a marketable product, in addition to the foregoing, we will face competition with respect to product efficacy and safety, ease of use and adaptability to various modes of administration, acceptance by physicians, the timing and scope of regulatory approvals, availability of resources, reimbursement coverage, price and patent position, including potentially dominant patent positions of others.
Some of our products rely on licenses of proprietary technology owned by third parties.
      The manufacture and sale of some of the products we hope to develop may involve the use of processes, products, or information, the rights to which are owned by third parties. At this time, our rights to the use of Oxypurinol arise from our licenses from Johns Hopkins and Genzyme. Our license from Johns Hopkins is an exclusive worldwide license to certain patents and patent applications. In addition to license fees already paid, our license from Johns Hopkins requires us to make royalty payments on the net sales of any product we develop with the licensed technology. The license granted by Johns Hopkins and our obligation to make royalty payments terminate on April 17, 2021. Our license from Genzyme is an exclusive worldwide sublicense under an exclusive license Genzyme has obtained from Burroughs Wellcome Co. and The Wellcome Foundation. In addition to initial fees and option fees already paid, our license from Genzyme, as it relates to Oxypurinol for congestive heart failure requires us to make aggregate milestone payments of up to $3.0 million based on certain clinical events. We are also obligated to pay royalties based on net sales of any products we commercialize from the licensed technology. Although we have obtained these licenses and rights, because of the uncertainty regarding the length of time it may take for us to develop any marketable products with this technology, it is possible these licenses or rights might be terminated or expire during critical periods. Furthermore, because we are at an early stage of product development, we cannot determine if additional licenses or other rights may be required in order to produce a marketable product. If such additional licenses or other rights are crucial for marketing purposes, and we are not able to obtain them on favorable terms, or at all, the commercial value of our products will be significantly impaired. Some of these licenses provide for limited periods of exclusivity that may be extended only with the consent of the licensor. If we experience delays in developing our products and extensions are not granted on any or all of such licenses, our opportunity to realize the benefits of our efforts may be limited.
Our success is dependent upon our ability to enter into, and successfully manage, corporate collaborations with third parties in connection with services we will need for the development and commercialization of our products.
      The success of our business is largely dependent on our ability to enter into corporate collaborations regarding the development, clinical testing, the regulatory approval and commercialization of our current product candidates. Fujisawa is responsible for the co-development and commercialization of RSD1235 (iv) in North America pursuant to our Fujisawa agreement. In addition, we are currently exploring additional corporate collaborations or partnerships for RSD1235 (iv) outside of North America and other current projects. There can be no assurance, however, that we will be able to establish any such corporate collaborations or partnerships on favorable terms, or at all, within any projected time frame. Even if we are successful in establishing such relationships, these collaborations may not result in the successful development of our product candidates or the generation of revenue.
      In May 2004, Yamanouchi Pharmaceutical Inc. and Fujisawa Pharmaceutical Co., Ltd., the parent of Fujisawa, announced a merger that is to take effect April  1, 2005 to create a new company, Astellas Pharma

Inc., or Astellas. Although we believe our relationship with Astellas will be good, there can be no assurance that we will be able to maintain this relationship in a manner as favorable as our current relationship with Fujisawa. In addition, there can be no assurance that the merger will result in the synergies intended, which may also impact negatively on our relationship with Astellas and on our Fujisawa agreement.
      Our success is highly dependent upon the performance of Fujisawa and future corporate collaborators, if any. The amount and timing of resources to be devoted to activities by Fujisawa and future corporate collaborators, if any, are not within our direct control and, as a result, there can be no assurance that Fujisawa or any future corporate collaborators, will commit sufficient resources to our research and development projects or the commercialization of our products. Fujisawa, or any future corporate collaborators, might not perform their obligations as expected and might pursue existing or other development-stage products or alternative technologies in preference to those being developed in collaboration with us. Operationally, Fujisawa is responsible for the management of our ACT 3 Phase III trial and for filing any new drug applications, or NDAs, in respect of RSD1235 (iv). Disputes may arise with respect to ownership of technology developed under any such corporate collaborations.
      The success of our business is largely dependent upon our ability to enter into corporate collaborations and to effectively manage issues that arise from such collaborations. Management of these relationships will require significant time and effort from our management team and effective allocation of our resources. Our ability to simultaneously manage a number of corporate collaborations is untested.
We are subject to the risks associated with the use of hazardous materials in research and development conducted by us.
      Our research and development activities involve the use of hazardous materials and chemicals. We are subject to federal, provincial, state, local and foreign laws and regulations governing the use, manufacture, storage, handling and disposal of such materials and certain waste products. Although we believe that our safety procedures for handling and disposing of such materials will comply with the standards prescribed by federal, provincial, state, local and/or foreign regulations, the risk of accidental contamination or injury from these materials cannot be completely eliminated. In the event of such an accident, we could be held liable for any damages that result and any such liability could exceed our resources. We have secured a blanket property insurance policy to cover costs related to accidental damage to our properties and interruption of our business. If we are required to institute additional safety procedures because we are found not to be in compliance or if more stringent or additional regulations are adopted, we may be required to incur significant costs to comply with environmental laws and regulations, which might have a material adverse effect on our business, financial condition and results of operations.
If we manufacture pharmaceutical products, the products will need to comply with Good Manufacturing Practices in the U.S., Canada and/or other jurisdictions.
      The manufacturer of our pharmaceutical products, if any, will be subject to current GMP or similar regulations prescribed by the applicable regulatory authorities prior to the commercial manufacture of any such products in the countries in which the products are manufactured, and on an ongoing basis. As we will be dependent on third parties, our ability to ensure that any entity manufacturing products on our behalf is able to comply with GMP or satisfy certain regulatory inspections in connection with the manufacture of our proposed products will be limited. Failure or delay by any manufacturer of our products to comply with GMP or similar regulations or satisfy regulatory inspections would have a material adverse effect on us, including potentially by preventing us from being able to supply products for clinical trials or commercial sales.
Our business may be materially adversely affected by existing legislation and the continuing efforts of governmental and third party payors to contain or reduce the costs of health care through various means.
      In recent years, federal, provincial, state and local officials and legislators have proposed, or are reportedly considering proposing, a variety of price-based reforms to the healthcare systems in the U.S. and other countries. Some proposals include measures that would limit or eliminate payments for certain medical procedures and treatments or subject the pricing of pharmaceuticals to government control. Furthermore, in certain foreign markets the pricing or profitability of healthcare products is subject to government controls and other measures that have been prepared by legislators and government officials. While we cannot predict whether any such legislative or regulatory proposals or reforms will be adopted, the adoption of any such proposals or reforms could adversely affect the commercial viability of our potential products. Significant changes in the healthcare system in the U.S., Canada and abroad may have a substantial impact on the manner in which we conduct our business. Such changes also could have a material adverse effect on our ability to raise capital. Moreover, our ability to commercialize products may be adversely affected to the extent that such proposals have a material adverse effect on our business, financial condition and results of operations.
      In addition, in the U.S. and other countries, sales of healthcare products are dependent in part on the availability of reimbursement to the consumer from third party payors, such as government and private insurance plans. Third party payors are increasingly challenging the prices charged for medical products and services, and therefore uncertainty exists as to the reimbursement of existing and newly approved healthcare products. If we succeed in bringing one or more products to market, there can be no assurance that these products will be considered cost effective and that reimbursement to the consumer will be available or will be sufficient to allow us to sell our products on a competitive basis. Finally, given the potential market constraints on pricing, the availability of competitive products in these markets may further limit our flexibility in pricing and in obtaining adequate reimbursement for our potential products. If adequate coverage and reimbursement levels are not provided by government and third party payors for uses of our products, the market acceptance of our products would be adversely affected.
Recently enacted U.S. federal legislation could adversely impact our ability to economically price our potential products.
      In many of the markets where we or our collaborative partners would commercialize a product following regulatory approval, the prices of pharmaceutical products are subject to direct price controls (by law) and to drug reimbursement programs with varying price control mechanisms. In the U.S., there has been an increased focus on drug pricing in recent years. Although there are currently no direct government price controls over private sector purchases in the U.S., federal legislation requires pharmaceutical manufacturers to pay prescribed rebates on certain drugs to enable them to be eligible for reimbursement under certain public health care programs such as Medicaid. Various states have adopted further mechanisms under Medicaid and otherwise that seek to control drug prices, including by disfavoring certain higher priced drugs and by seeking supplemental rebates from manufacturers. Managed care has also become a potent force in the market place that increases downward pressure on the prices of pharmaceutical products.
      U.S. federal legislation, enacted in December 2003, has altered the way in which physician-administered drugs covered by Medicare are reimbursed. Under the new reimbursement methodology, physicians are reimbursed based on a product’s average sales price. This new reimbursement methodology has generally led to lower reimbursement levels, although experience with the new reimbursement methodology is limited, and could be subject to change in the future. The new U.S. federal legislation also has added an outpatient prescription drug benefit to Medicare, effective January 2006. In the interim, the U.S. Congress has established a discount drug card program for Medicare beneficiaries. Both benefits will be provided primarily through private entities, which will attempt to negotiate price concessions from pharmaceutical manufacturers. These negotiations may increase pressures to lower prices. While the new law specifically prohibits the U.S. government from interfering in price negotiations between manufacturers and Medicare drug plan sponsors, some members of Congress are pursuing legislation that would permit the U.S. government to use its enormous purchasing power to demand discounts from pharmaceutical companies, thereby creating de facto price controls on prescription drugs. In addition, the new U.S. law contains triggers for U.S. Congressional consideration of cost containment measures for Medicare in the event Medicare cost increases exceed a certain level. These cost containment measures could include some sorts of limitations on prescription drug prices. The viability of our products and our results of operations could be materially harmed by the different features of the Medicare prescription drug coverage legislation, by the potential effect of such legislation on amounts that private insurers will pay for our products and by related healthcare reforms that may be enacted or adopted in the future.
The use of pharmaceutical products may expose us to product liability claims.
      The products we are developing, and will attempt to develop, will, in most cases, undergo extensive clinical testing and will require regulated approval from the applicable regulatory authorities prior to sale in the U.S., Canada, the European Union and other countries or regions, respectively. However, despite all reasonable efforts to ensure safety, it is possible that we or our partners will sell products which are defective, to which patients react in an unexpected manner, or which are alleged to have harmful side effects. The sale of such products may expose us to potential liability. Additionally, we may be exposed to product liability claims in the development of the products through administration of the drug candidates to volunteers and patients in clinical trials. Such liability might result from claims made directly by consumers or by life sciences companies or others selling such products. It is impossible to predict the scope of injury or liability from such defects or unexpected reactions, or the impact on the market for such products of any allegations of these claims (even if unsupported), or the measure of damages which might be imposed as a result of any claims or the cost of defending such claims. Although our shareholders would not have personal liability for such damages, the expenses of litigation and/or settlements in connection with any such injuries or alleged injuries and the amount of any award imposed on us in excess of existing insurance coverage, if any, may have a material adverse impact on us and on the price of our common shares. In addition, any liability that we may have as a result of the manufacture of any products could have a material adverse effect on our financial condition, business and results of operations, to the extent insurance coverage for such liability is not available. At present, we have secured limited product liability coverage in an amount equal to what we believe are industry norms for our current stage of development, which may or may not cover all potential liability claims if any arose. Obtaining insurance of all kinds has recently become increasingly more costly and difficult and, as a result, such insurance may not be available at all, may not be available on commercial terms or, if obtained, may be insufficient to satisfy asserted claims.
We are dependent upon our key personnel to achieve our scientific and business objectives.
      As a technology-driven company, intellectual input from key management and scientists is critical to achieve our scientific and business objectives. Consequently, our ability to retain these individuals and attract other qualified individuals is critical to our success. The loss of the services of key individuals might significantly delay or prevent achievement of our scientific or business objectives. In addition, because of a relative scarcity of individuals with the high degree of education and scientific achievement required for our business, competition among life sciences companies for qualified employees is intense and, as a result, we may not be able to attract and retain such individuals on acceptable terms, or at all. In addition, because we do not maintain “key person” life insurance on any of our officers, employees or consultants, any delay in replacing such persons, or an inability to replace them with persons of similar expertise, would have a material adverse effect on our business, financial condition and results of operations.
      We also have relationships with scientific collaborators at academic and other institutions, some of whom conduct research at our request or assist us in formulating our research and development strategies. These scientific collaborators are not our employees and may have commitments to, or consulting or advisory contracts with, other entities that may limit their availability to us. In addition, these collaborators may have arrangements with other companies to assist such other companies in developing technologies that may prove competitive to us.
      We have employment contracts of varying lengths with all of our key executives, which include incentive provisions for the granting of stock options which vest over time, designed to encourage such individuals to stay with us. However, a declining share price, whether as a result of disappointing progress in our development programs or as a result of market conditions generally, could render such agreements of little value to our key executives. In such event, our key executives could be susceptible to being hired away by our competitors who could offer a better compensation package.

Legislative actions, potential new accounting pronouncements and higher insurance costs are likely to impact our future financial position or results of operations.
      Future changes in financial accounting standards may cause adverse, unexpected revenue fluctuations and affect our financial position or results of operations. New pronouncements and varying interpretations of pronouncements have occurred with greater frequency and are expected to occur in the future, and we may make or be required to make changes in our accounting policies in the future. Compliance with changing regulations of corporate governance and public disclosure may result in additional expenses. Changing laws, regulations and standards relating to corporate governance and public disclosure are creating uncertainty for companies such as ours, and insurance costs are increasing as a result of this uncertainty.
We have licensed certain of our intellectual property to our Barbados subsidiary. There is no assurance these arrangements will be respected by the applicable authorities or that the relevant regulations will not be changed.
      In December 2004, we entered into an agreement with our wholly-owned subsidiary in Barbados under which our Barbados subsidiary was granted an exclusive license, limited to certain existing medical indications, to exploit RSD1235 within certain specified countries. This license is subject to the existing licenses we granted to Fujisawa under our Fujisawa agreement. We also assigned to our Barbados subsidiary, subject to certain reservations of rights thereunder, all of our rights and interests to our Fujisawa agreement and our Barbados subsidiary assumed all of our liabilities and obligations under that agreement.
      We have effected these transactions and organized our foreign operations in part based on assumptions about various tax laws, foreign currency exchange and capital repatriation laws and other relevant laws of a number of jurisdictions. While we believe that such assumptions are reasonable, we cannot assure that taxing or other authorities will reach the same conclusion. Furthermore, if such jurisdictions were to change or modify such laws, we could suffer adverse tax and financial consequences.
We may face exposure to adverse movements in foreign currency exchange rates when our products are commercialized, if at all.
      We intend to generate revenue and expenses internationally which are likely to be denominated in U.S. and other foreign currencies. Our intended international business will be subject to risks typical of an international business including, but not limited to, differing tax structures, a myriad of regulations and restrictions, and general foreign exchange rate volatility. A decrease in the value of such foreign currencies relative to the Canadian dollar could result in losses from currency exchange rate fluctuations. To date we have not generated sufficient revenues to warrant the necessity of hedging against risks associated with foreign exchange rate exposure. Although we may do so in the future, we cannot be sure that any hedging techniques we may implement will be successful or that our business, results of operations, financial condition and cash flows will not be materially adversely affected by exchange rate fluctuations.
Risks Relating to the Offering
Our share price has experienced volatility and may be subject to fluctuation in the future based on market conditions.
      The market prices for the securities of life sciences companies, including our own, have historically been highly volatile. The market has from time to time experienced significant price and volume fluctuations that are unrelated to the operating performance of any particular company. In addition, because of the nature of our business, certain factors such as our announcements, competition from new therapeutic products or technological innovations, government regulations, fluctuations in our operating results, results of clinical trials, public concern regarding the safety of drugs generally, general market conditions and developments in patent and proprietary rights can have an adverse impact on the market price of our common shares. For example, since January 1, 2004, the closing price of our common shares on the Toronto Stock Exchange has ranged from a low of C$4.58 to a high of C$10.81.

      In addition, the trading price of our shares has increased dramatically over the past several months and is now at or near its all time high. This trading price and valuation may not be sustained. Any negative change in the public’s perception of the prospects of our company could cause our share price to decrease dramatically. Furthermore, any negative change in the public’s perception of the prospects of life sciences companies in general could depress our share price regardless of our results. In the past, following declines in the market price of a company’s securities, securities class-action litigation often has been instituted against the company. Litigation of this type, if instituted, could result in substantial costs and a diversion of our management’s attention and resources.
You may be unable to enforce actions against us, certain of our directors and officers, or the expert named in this prospectus under U.S. federal securities laws.
      We are a corporation organized under the laws of Canada. Certain of our directors and officers, as well as Ernst & Young LLP, reside principally in Canada. Because all or a substantial portion of our assets and the assets of these persons are located outside the U.S., it may not be possible for you to effect service of process within the U.S. upon us or those persons. Furthermore, it may not be possible for you to enforce against us or them in the U.S., judgments obtained in U.S. courts based upon the civil liability provisions of the U.S. federal securities laws or other laws of the U.S. There is doubt as to the enforceability, in original actions in Canadian courts, of liabilities based upon U.S. federal securities laws and as to the enforceability in Canadian courts of judgments of U.S. courts obtained in actions based upon the civil liability provisions of the U.S. federal securities laws. Therefore, it may not be possible to enforce those actions against us, certain of our directors and officers or the expert named in this prospectus.
Anti-takeover provisions could discourage a third party from making a takeover offer that could be beneficial to our shareholders.
      Some of the provisions in our articles of incorporation and bylaws could delay or prevent a third party from acquiring us or replacing members of our board of directors, even if the acquisition or the replacements would be beneficial to our shareholders. Such provisions include the following:

•	shareholders cannot amend our articles of incorporation unless at least two-thirds of the shares entitled to vote approve the amendment;

•	our board of directors can issue preferred shares without shareholder approval under any terms, conditions, rights and preferences that the board determines; and

•	shareholders must give advance notice to nominate directors or to submit proposals for considerations at shareholders’ meetings.
      These provisions could also reduce the price that certain investors might be willing to pay for our common shares and result in the market price for our common shares being lower than it would be without these provisions.
We will have broad discretion in the use of the net proceeds of this offering and may not use them to effectively manage our business.
      We will have broad discretion over the use of the net proceeds from this offering. Because of the number and variability of factors that will determine our use of such proceeds, our ultimate use might vary substantially from our planned use. You may not agree with how we allocate or spend the proceeds from this offering. We may pursue collaborations or clinical trials that do not result in an increase in the market value of our common shares and may increase our losses.
We do not intend to pay dividends in the foreseeable future.
      We have never declared or paid any dividends on our common shares. We currently intend to retain our future earnings, if any, to finance further research and the expansion of our business. As a result, the return on an investment in our common shares will depend upon any future appreciation in value. There is no guarantee that our common shares will appreciate in value or even maintain the price at which shareholders have purchased their shares.
As a foreign private issuer, we are subject to different U.S. securities laws and rules than a domestic U.S. issuer, which may limit the information publicly available to our shareholders.
      As a foreign private issuer we are not required to comply with all of the periodic disclosure requirements of the U.S. Securities Exchange Act of 1934 and, therefore, there may be less publicly available information about us than if we were a U.S. domestic issuer. In addition, our officers, directors and principal shareholders are exempt from the reporting and “short-swing” profit recovery provisions of Section 16 of the U.S. Securities Exchange Act of 1934 and the rules thereunder. Therefore, our shareholders may not know on a timely basis when our officers, directors and principal shareholders purchase or sell our common shares.

FORWARD-LOOKING STATEMENTS
      Certain statements contained in this prospectus and in certain documents incorporated by reference in this prospectus that are not historical facts are “forward-looking statements”, as defined in the U.S. Private Securities Litigation Reform Act of 1995, that involve risks and uncertainties. When used in such documents, the words, “anticipate”, “contemplate”, “continue”, “plan”, “will”, “budget”, “target”, “believe”, “estimate” and “expect” and similar expressions identify forward-looking statements. Such statements reflect our current views with respect to future events and are subject to risks and uncertainties and are necessarily based upon a number of estimates and assumptions that, while considered reasonable by us are inherently subject to significant business, economic, competitive, political and social uncertainties and contingencies. Many factors could cause our actual results, performance or achievements to be materially different from any future results, performance, or achievements that may be expressed or implied by such forward-looking statements, including, among others, those which are discussed under the heading “Risk Factors” in this prospectus. Should one or more of these risks or uncertainties materialize, or should assumptions underlying those forward-looking statements prove incorrect, actual results may vary materially from those described herein. These forward-looking statements are made as of the date of this prospectus or, in the case of documents incorporated by reference herein, as of the date of such documents and we do not intend, and do not assume any obligation, to update these forward-looking statements, except as required by law. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Investors are cautioned that forward-looking statements are not guarantees of future performance and accordingly investors are cautioned not to put undue reliance on forward-looking statements due to the inherent uncertainty therein.

EXCHANGE RATE INFORMATION
      The following table sets forth: (i) the noon exchange rates for one Canadian dollar, expressed in U.S. dollars, in effect at the end of the periods indicated, as quoted by the Bank of Canada; (ii) the high and low noon exchange rates during such periods as quoted by the Bank of Canada; and (iii) the average noon exchange rates for such periods.

	Year Ended	Year Ended	Year Ended
	December 31	December 31,	November 30,
	2004	2003	2002

Closing	$0.8308	$0.7738	$0.6331
High	0.8493	0.7738	0.6618
Low	0.7159	0.6350	0.6199
Average	0.7683	0.7135	0.6368
      The average exchange rate is calculated on the last business day of each month for the applicable period. On February 25, 2005, the noon exchange rate for one Canadian dollar, expressed in U.S. dollars, as quoted by the Bank of Canada, was $0.8059. Unless otherwise indicated, all U.S. dollar amounts referred to in this prospectus which have been converted into U.S. dollars from Canadian dollars have been so converted using the noon exchange rate on December 31, 2004, for one Canadian dollar, expressed in U.S. dollars, as quoted by the Bank of Canada, being $0.8308.

USE OF PROCEEDS
      We estimate that the net proceeds from the sale of the common shares we are offering will be approximately $67.1 million after deducting underwriters’ discounts and commissions, and the estimated offering expenses payable by us, based on an assumed offering price of $8.57 per common share. If the underwriters exercise their over-allotment option in full, we estimate that the net proceeds will be approximately $77.3 million. We currently intend to use the net proceeds of the offering as follows:

•	approximately $30.0 million to fund RSD1235 clinical development in both intravenous and oral formulations;

•	approximately $20.0 million to fund Oxypurinol clinical development;

•	approximately $7.5 million to fund research and development associated with new programs;

•	approximately $2.0 million for capital expenditures, including for additional laboratory and analytical equipment to enhance our drug discovery and screening capabilities and for leasehold improvements for additional laboratory and office facilities; and

•	the balance for working capital and general corporate purposes.
      The amounts actually expended for the purposes described above may vary significantly depending on, among other things, the progress of our research and development programs, regulatory filings, technological advances, activities in anticipation of the commercialization of our products, the terms of any collaborative or in-licensing arrangements and the status of competitive products.

PRICE RANGE OF COMMON SHARES
      Our common shares are quoted on the Nasdaq National Market, or Nasdaq. The following table sets forth, for the periods indicated, the reported high and low closing prices of our common shares on Nasdaq.

	Nasdaq

Period	High	Low

	(U.S. dollars)
Calendar 2004
Third Quarter (commencing July 6, 2004)	$5.70	$4.00
Fourth Quarter	7.64	4.41
Calendar 2005
First Quarter (through February 25, 2005)	8.73	7.14
      Our common shares are also listed and posted for trading on the Toronto Stock Exchange, or the TSX. The following table sets forth, for the periods indicated, the reported high and low closing prices of our common shares on the TSX.

	TSX

Period	High		Low

	(Canadian dollars)
Calendar 2003
First Quarter	C$	2.97	C$	2.01
Second Quarter		4.10		2.11
Third Quarter		5.70		3.65
Fourth Quarter		5.25		3.99
Calendar 2004
First Quarter		6.10		4.58
Second Quarter		7.67		6.15
Third Quarter		7.67		5.30
Fourth Quarter		9.10		5.44
Calendar 2005
First Quarter (through February 25, 2005)		10.81		8.75
DIVIDEND POLICY
      We have not declared or paid any dividends on our common shares since our incorporation. We currently anticipate that we will retain any earnings to finance expansion and development of our business. Any future determination to pay dividends will be at the discretion of our board of directors and will depend upon our results of operations, financial condition, current and anticipated cash needs, contractual restrictions, restrictions imposed by applicable law and other factors that our board of directors deem relevant.

CONSOLIDATED CAPITALIZATION
      The following table describes our consolidated capitalization as of December 31, 2004 and as adjusted in order to give effect to this offering after deducting the estimated expenses of this offering and the underwriters’ discounts and commissions (assuming a public offering price of $8.57 and assuming no exercise of the underwriters’ over-allotment option). This table is presented in Canadian GAAP and should be read in conjunction with our consolidated financial statements and related notes included elsewhere in this prospectus.

	December 31, 2004		December 31, 2004

	Actual	As Adjusted(1)	Actual		As Adjusted(1)

	(U.S. dollars, in thousands)		(Canadian dollars, in
			thousands)
Cash, cash equivalents and short term investments	$20,244	$87,354	C$	24,367	C$	105,145

Long term obligations (including current portion)	$193	193	C$	233	C$	233
Shareholders’ equity:
Common shares	$109,190	$176,300	C$	131,427	C$	212,205
(authorized: unlimited; outstanding:
40,592,834 actual as of December 31, 2004, 49,092,834 as adjusted)
Preferred shares	—	—		—		—
(authorized: unlimited; outstanding: nil actual and as adjusted)
Contributed surplus	5,147	5,147		6,196		6,196
Deficit	(76,482)	(76,482)		(92,059)		(92,059)

Total shareholders’ equity	37,855	104,965		45,564		126,342

Total capitalization	$38,048	$105,158	C$	45,797	C$	126,575

(1)	As adjusted to give effect to the sale of 8,500,000 common shares pursuant to this offering, at an assumed offering price of $8.57, after deducting estimated underwriters’ discounts and commissions and offering expenses.
      The information in the above table does not include:

•	4,866,493 common shares issuable upon the exercise of outstanding stock options at a weighted-average exercise price of C$5.12 per share;

•	303,166 common shares reserved for future grant or issuance under our stock option plan; and

•	176,500 common shares issuable upon the exercise of outstanding warrants at a weighted-average exercise price of $4.10 per share.

SELECTED FINANCIAL DATA
      Set forth below is a summary of our selected consolidated financial data as of the dates and for the periods indicated. This summary consolidated financial information is derived from our audited consolidated financial statements for the year ended December 31, 2004, the thirteen month period ended December 31, 2003 and the year ended November 30, 2002. The summary consolidated financial information should be read in conjunction with such statements and the related notes as well as “Management’s Discussion and Analysis of Financial Condition and Results of Operations” included elsewhere in this prospectus, and the risk factors described in the section titled “Risk Factors” beginning on page 8. We changed our year end to December 31 effective December 31, 2003. Our transition year was the thirteen month period ended December 31, 2003.
      We prepare our consolidated financial statements in Canadian dollars in accordance with Canadian GAAP. See note 17 to our annual consolidated financial statements, which are included elsewhere in this prospectus, for a description of the principal differences between Canadian GAAP and U.S. GAAP.

				Thirteen Months
	Year Ended	Year Ended		Ended		Year Ended
	December 31,	December 31,		December 31,		November 30,
	2004	2004		2003(1)		2002

	(U.S. dollars)	(Canadian dollars)		(Canadian dollars)		(Canadian dollars)
	(in thousands, except per share amounts)
Income Statement Data:
Amounts under Canadian GAAP
Revenue:
Licensing fees	$10,438	C$	12,563	C$	1,350	C$	1,480
Research collaborative fees	11,498		13,840		4,697		288

Total revenue	21,936		26,403		6,047		1,768

Expenses:
Research and development expenses	32,124		38,667		16,928		9,759
General and administration expenses	6,062		7,297		5,631		3,760
Amortization	4,206		5,062		6,028		4,442
Write-down of intangible assets	9,572		11,521		—		—

Total expenses	51,964		62,547		28,587		17,961

Operating loss	(30,028)		(36,144)		(22,540)		(16,193)

Interest and other income and foreign exchange gain (loss)	(334)		(401)		564		633

Loss before income taxes	(30,362)		(36,545)		(21,976)		(15,560)
Future income tax recovery	7,293		8,778		2,110		1,530

Net loss for the period	$(23,069)	C$	(27,767)	C$	(19,866)	C$	(14,030)

Basic and diluted loss per common share	$(0.59)	C$	(0.71)	C$	(0.63)	C$	(0.60)

Weighted average number of common shares outstanding	39,232		39,232		31,470		23,560

Amounts under U.S. GAAP
Net loss for the period	$(23,154)	C$	(27,870)	C$	(19,977)	C$	(14,219)

Basic and diluted loss per common share	$(0.59)	C$	(0.71)	C$	(0.63)	C$	(0.60)

	As of	As of		As of		As of
	December 31,	December 31,		December 31,		November 30,
	2004	2004		2003		2002

	(U.S. dollars,
	in thousands)	(Canadian dollars, in thousands)
Balance Sheet Data:
Amounts under Canadian GAAP
Cash, cash equivalents and short-term investments	$20,244	C$	24,367	C$	44,583	C$	19,736
Current assets	33,056		39,788		49,741		20,320
Capital assets	2,233		2,687		850		400
Intangible assets	21,477		25,851		41,533		47,082

Total assets	56,766		68,326		92,124		67,802
Long-term obligations (including current portion)	193		233		34		61
Total shareholders’ equity	37,855		45,564		58,690		45,432
Amounts under U.S. GAAP
Total assets	$56,773	C$	68,335	C$	92,256	C$	68,097
Total shareholders’ equity	37,862		45,573		58,821		45,728

(1)	We changed our fiscal year end from November 30 to December 31, effective December 31, 2003. Accordingly, for the 2003 fiscal period, we have reported our annual consolidated statements for the thirteen month period ended December 31, 2003. In addition, we elected to prospectively adopt the recommendations of the Canadian Institute of Chartered Accountants new Handbook (Section 3870) with respect to stock-based Compensation and other stock-based payments, effective December 1, 2002. This standard requires that all stock-based awards be measured and recognized using a fair value based method. For the thirteen month period ended December 31, 2003 and the twelve month period ended December 31, 2004, we recorded C$2.1 million and C$3.1 million of stock-based compensation for stock options granted after December 1, 2002 to employees and non-employees.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS
      You should read the following in conjunction with the “Selected Financial Data” section of this prospectus and our audited consolidated financial statements and the notes thereto appearing elsewhere in this prospectus. Our audited consolidated financial statements have been prepared in accordance with Canadian GAAP. A reconciliation to U.S. GAAP is presented in note 17 of our audited consolidated financial statements included herein. The forward-looking statements in this discussion regarding our industry, our expectations regarding our future performance, liquidity and capital resources and other non-historical statements in this discussion include numerous risks and uncertainties, as described in the “Risk Factors” section of this prospectus. Our actual results may differ materially from those contained in any forward-looking statements. You should read this discussion completely and with the understanding that our actual future results may be materially different from what we expect. We are under no obligation to update these forward-looking statements after the date of this prospectus, even though our situation will change in the future, except as required by law. All forward-looking statements attributable to us are expressly qualified by these cautionary statements.
Overview
      We are a life sciences company focused on developing proprietary drugs to treat or prevent cardiovascular diseases. Our current efforts are focused on the treatment of atrial arrhythmias and congestive heart failure.
      Atrial fibrillation is an arrhythmia, or abnormal rhythm, of the upper chambers of the heart. We have announced positive top-line Phase III results for our intravenous formulation of RSD1235, or RSD1235 (iv), our lead product candidate for the acute conversion of atrial fibrillation, and are currently conducting two additional Phase III trials in conjunction with Fujisawa Healthcare, Inc., or Fujisawa, our collaborative partner. We are also developing an oral formulation of RSD1235, or RSD1235 (oral), as maintenance therapy for the long-term treatment of atrial fibrillation and intend to initiate a Phase II clinical trial in the second half of 2005.
      Congestive heart failure is the failure of the heart to pump blood at a rate sufficient to support the body’s needs. We have recently completed enrollment in a Phase II trial of oral Oxypurinol in 405 patients with congestive heart failure.
      The following table summarizes current and recently completed clinical studies of each of our research and development projects:

Project	Stage of Development	Current Status

RSD1235 (iv)	1st Phase III Clinical Trial (ACT 1)	Trial completed and top-line results released in December 2004 and February 2005
	2nd Phase III Clinical Trial (ACT 2)	Trial initiated in March 2004
	3rd Phase III Clinical Trial (ACT 3)	Trial initiated in July 2004

RSD1235(oral)	Phase I — Formulation Evaluation Study	Interim results released in November 2004 and controlled release formulation selected
	Phase I — Food Effect Study	Trial completed in January 2005

Oxypurinol CHF	Phase II Clinical Trial — (OPT-CHF)	Patient recruitment completed in December 2004
	Phase II Proof of Concept Trial — IV (Exotic EF)	Interim results announced in September 2004
	Phase II Proof of Concept Trial — (LaPlata)	Interim results announced in September 2004

Corporate Development
      We accomplished several significant milestones during fiscal 2004:

•	We recently completed and announced the top-line results from ACT 1, the first Phase III clinical trial of RSD1235 (iv) for the treatment of recent-onset atrial fibrillation. This blinded, placebo-controlled study will be used to support the application for regulatory approval of RSD1235 (iv) in the U.S. and Canada. Top-line data from the study showed that 52% of recent-onset atrial fibrillation patients who received RSD1235 (iv) converted to normal heart rhythm, as compared to 4% of placebo patients (p<0.001).

•	We initiated ACT 2, the second Phase III clinical trial of RSD1235 (iv) for the treatment of atrial fibrillation. ACT 2 will enroll approximately 210 patients and will focus on the treatment of patients with transient atrial fibrillation occurring after coronary artery bypass graft (CABG) or valve replacement surgery. ACT 2 is intended to support the safety dossier attached to the RSD1235 (iv) new drug application, or NDA, and may also form the basis for expanding the application of RSD1235 (iv) into the treatment of post-operative atrial fibrillation.

•	Fujisawa initiated ACT 3, the third Phase III clinical trial of RSD1235 (iv) for the treatment of atrial fibrillation. This blinded, placebo-controlled study will also be used to support the NDA for RSD1235 (iv). ACT 3 will enroll approximately 240 patients and measures the safety and efficacy of RSD1235 in recent-onset atrial fibrillation patients.

•	We completed formulation work on a controlled-release formulation of RSD1235 (oral). This formulation was then advanced into Phase I single-dose safety and pharmacokinetic studies in healthy volunteers. Further Phase I studies will be undertaken as preparation for a Phase II proof-of-concept efficacy study in atrial fibrillation patients.

•	We completed patient enrollment in OPT-CHF, a Phase II clinical study measuring the safety and efficacy of the oral application of Oxypurinol in moderate to severe symptomatic congestive heart failure patients. This blinded, placebo-controlled study will measure the clinical symptom impact of six months of dosing of Oxypurinol on 405 congestive heart failure patients.

•	We completed two investigator-sponsored proof of concept trials which both measured the impact of Oxypurinol on the cardiac output of congestive heart failure patients. The 20 patient open-label (no placebo control) EXOTIC-EF study showed that a single IV dose of Oxypurinol appeared to increase cardiac output. The 60 patient, blinded, placebo-controlled LaPlata study showed that 28 days of orally dosed Oxypurinol appeared to have a similar effect.

•	We succeeded in listing our common shares on the Nasdaq National Market. This move was intended to broaden our shareholder base by making it easier for U.S.–based investors to trade our common shares.

•	We completed a sale of $4 million of our common shares to Fujisawa at a 25% premium to the average closing price of our common shares on the Toronto Stock Exchange over the preceding 30 calendar-day period.
Critical Accounting Policies and Significant Estimates
      Our consolidated financial statements are prepared in accordance with Canadian GAAP. A reconciliation of amounts presented in accordance with U.S. GAAP is described in note 17 to the audited consolidated financial statements for the year ended December 31, 2004. These accounting principles require us to make certain estimates and assumptions. We believe that the estimates and assumptions upon which we rely are reasonable based upon information available at the time that these estimates and assumptions are made. Actual results could differ from these estimates. Areas requiring significant estimates include the assessment of net recoverable value and amortization of technology licenses and patents, determination of accrued liabilities, recognition of revenue, and stock-based compensation.

      The significant accounting policies that we believe are the most critical in fully understanding and evaluating the reported financial results include the following:

•	intangible assets;

•	accrued liabilities and clinical trial expenses;

•	revenue recognition;

•	research and development costs; and

•	stock-based compensation.

Intangible Assets
      Intangible assets are comprised of purchased technology licenses and patent costs. Technology licenses, including those acquired in exchange for the issuance of equity instruments by us, are amortized on a straight-line basis over the estimated useful life of the underlying technologies. We determine the estimated useful lives for intangible assets based on a number of factors: legal, regulatory or contractual limitations; known technological advances; anticipated demand; and the existence or absence of competition. A significant change in any of the above factors may require a revision of the expected useful life of the intangible asset, resulting in accelerated amortization or an impairment charge, which could have a material impact on our results of operations. We evaluate the recoverability of the net book value of our intangible assets on a quarterly basis based on the expected utilization of the underlying technologies. If the estimated net recoverable value, calculated based on undiscounted estimated future cash flows, exceeds the carrying value of the underlying technology, the excess amount is charged to operations. The amounts shown for technology licenses and patent costs do not necessarily reflect present or future values and the ultimate amount recoverable will be dependent upon the successful development and commercialization of products based on these rights. Patent costs associated with the preparation, filing, and obtaining of patents are capitalized and amortized on a straight-line basis over the estimated useful lives of the patents.

Accrued Liabilities and Clinical Trial Expenses
      We have entered into service agreements with various contract research organizations, investigators and other vendors that provide resources, services and expertise that complement our efforts in developing our drug candidates. These agreements may be in force over a number of fiscal years or accounting periods. Since payments under these agreements may not coincide with the period in which the services are rendered, judgment is required in estimating the amount of clinical trial expense to be recorded in each accounting period. Judgment and estimates are also involved in determining the amount of expenditures that are contractually committed under the various agreements. We consider the following factors in estimating the amount of clinical trial expense for an accounting period: the level of patient enrollment; the level of services provided and goods delivered; and the proportion of the overall contracted time that elapsed during the accounting period. In making these assessments, we monitor patient enrollment levels and related activities at a given point in time through internal reviews, correspondence and discussions with contractors and review of contractual terms. We may sometimes rely on the information provided by our contractors. A significant change in the above factors and the accuracy of information provided by our contractors may alter our estimate of our clinical trial expenditure for the accounting period and accrued liabilities as of the end of the accounting period. This could have a material impact on our results of operations and liabilities.

Revenue Recognition
      Revenue to date has primarily been derived from research collaborative fees and licensing fees, which are comprised of initial fees and milestone payments from collaborative licensing arrangements and related reimbursement of expenses. Non-refundable research collaborative fees are recorded as revenue as the related research expenses are incurred pursuant to the terms of the agreement, provided collectibility is reasonably assured. Non-refundable milestone payments are fully recognized upon the achievement of the milestone event when we have no further involvement or obligation to perform under the arrangement. Initial fees and milestone payments which require our ongoing involvement are deferred and amortized into income over the estimated period of our ongoing involvement. A significant change in estimating the period of our on-going involvement could have a material impact on our results of operations.

Research and Development Costs
      Research and development costs consist of direct and indirect expenditures related to our research and development programs. Research and development costs are expensed as incurred unless they meet generally accepted accounting criteria for deferral and amortization. We assess whether these costs have met the relevant criteria for deferral and amortization at each reporting date. No development costs have been deferred.

Stock-based Compensation and other Stock-based Payments
      Effective December 1, 2002, we have elected to prospectively adopt the recommendations of the Canadian Institute of Chartered Accountants, or CICA, in new section 3870 of the CICA Handbook, with respect to stock-based compensation and other stock-based payments. This standard requires that all share-based awards be measured and recognized using a fair value based method.
      The fair value of stock options is estimated at the date of grant using the Black-Scholes option pricing model and is amortized over the vesting terms of options which is generally four to five years from grant. Prior to the adoption of this standard, no compensation expense was recognized for stock options issued. The change in this accounting policy did not result in any adjustment to our opening deficit balance on December 1, 2002. For fiscal 2004 and 2003 respectively, we recorded approximately C$3.1 million and C$2.1 million of stock-based compensation for stock options granted after December 1, 2002, to employees and non-employees.
      The Black-Scholes option pricing model is based on several subjective assumptions including the expected life of the option, the expected volatility at the time of the options are granted, and the fair value of our stock at the date of grant of the stock options. Changes in these assumptions can materially affect the measure of the estimated fair value of our employee stock options, hence our results of operations.
Results of Operations
      We changed our year end to December 31 effective December 31, 2003. Our transition year was the thirteen month period ended December 31, 2003.
      For the year ended December 31, 2004, or fiscal 2004, we recorded a net loss of C$27.8 million (C$0.71 per common share) compared to a net loss of C$19.9 million (C$0.63 per common share) and C$14.0 million (C$0.60 per common share) for the thirteen months ended December 31, 2003, or fiscal 2003, and for the year ended November 30, 2002, or fiscal 2002, respectively. Since our formation in 1986, we have incurred a cumulative deficit of C$92.1 million. The increase in net loss for fiscal 2004, as compared to fiscal 2003, was largely due to our expanded clinical development activities during fiscal 2003 and the write-down of intangible assets associated with Oxypurinol for the treatment of gout. However, this was partially offset by the increase in licensing fees and research collaborative fees as described below. Our results of operations were in line with management’s expectations.
      We expect losses to continue for at least two fiscal years as we invest in our product research and development, including clinical trials and regulatory compliance.

Revenues
      Total revenue increased to C$26.4 million in fiscal 2004 from C$6.0 million in fiscal 2003. The total revenue in fiscal 2004 was comprised of C$12.6 million for licensing fees and C$13.8 million for research collaborative fees, as compared to C$1.3 million for licensing fees and C$4.7 million for research collaborative fees for fiscal 2003, respectively.

      Licensing fees represent the amortization of deferred revenue related to upfront payments from our collaborative partners. The increase in licensing fees in fiscal 2004, as compared to those in fiscal 2003, was primarily due to the recognition of the remaining C$0.9 million of unamortized deferred revenue related to the upfront payment from our collaborative partner, UCB Farchim S.A., as compared to C$0.5 million for fiscal 2003, the increased amortization of deferred revenue, related to the upfront payment and the premium on equity investment from Fujisawa, of C$4.5 million, as compared to C$0.8 million for fiscal 2003, and the milestone payment for the successful completion of the first Phase III clinical trial of C$7.2 million, as compared to C$0.0 for fiscal 2003.
      The increase in research collaborative fees in fiscal 2004 was mainly attributable to the increased research and development cost recovery of C$11.7 million, as compared to C$3.2 million for fiscal 2003 and the increased project management fees of C$1.9 million in fiscal 2004, as compared to C$0.6 million for fiscal 2003. This was offset by the declined research service fees of C$0.2 million from UCB Farchim S.A. in fiscal 2004, as compared to C$0.9 million for fiscal 2003.
      We expect to continue recognizing as revenue the amortization of deferred revenue related to the upfront payment and the premium on equity investment from Fujisawa. We will continue to receive project management fees and development cost reimbursements from Fujisawa.

Research and Development Expenditures
      Research and development expenditures were C$38.7 million for fiscal 2004, as compared to C$16.9 million for fiscal 2003.
      The increase of C$21.8 million in research and development expenditures in fiscal 2004, as compared to those incurred in fiscal 2003, was primarily due to the expanded clinical development activities in 2004, with commencement, continuation or completion of three Phase III studies of RSD1235 (iv) (ACT 1, ACT 2, and ACT 3), one Phase II regulatory study (OPT-CHF), two Phase II proof-of-concept studies (EXOTIC-EF, LaPlata) of Oxypurinol, and two Phase I studies of RSD1235 (oral). Stock-based compensation of C$1.2 million in 2004, as compared to C$0.6 million in fiscal 2003, also contributed to the increased research and development costs.
      The following provides a description of major clinical trial(s) and research and development expenditures for each of our projects:

RSD1235 (iv)
      During fiscal 2004, we completed the first Phase III clinical study of RSD1235 (iv) applied to recent-onset atrial fibrillation, and initiated two additional Phase III studies, ACT 2 and ACT 3.

The ACT 1 Study
      In August 2003, we initiated ACT 1, our first Phase III clinical trial of active atrial fibrillation, and finished its patient enrollment in October 2004. The study looked at three sub-groups of patients, including 237 patients with recent-onset atrial fibrillation (more than three hours but less than seven days), 119 patients with longer-term atrial fibrillation (more than seven days but less than 45 days) and 60 patients with atrial flutter. The primary endpoint in ACT 1 was conversion of recent-onset atrial fibrillation to normal heart rhythm for a period of at least one minute post-dosing within 90 minutes of the start of dosing. The study was initiated in August 2003, and was carried out in 45 centers in the U.S., Canada and Scandinavia.
      In December 2004 and February 2005, we announced top-line results for ACT 1. We anticipate a full trial report will be presented in May 2005 at the Heart Rhythm Society Meetings in New Orleans. The study showed that of the 237 patients with recent-onset atrial fibrillation, 52% of those receiving RSD1235 (iv) converted to normal heart rhythm, as compared to 4% of placebo patients (p<0.001). In those recent-onset atrial fibrillation patients dosed with RSD1235 (iv) who converted to normal heart rhythm, the median time to conversion was 11 minutes from the initiation of dosing. Of the 75 patients who converted to normal heart rhythm within 90 minutes of the initiation of dosing, 74 (99%) of them remained in normal rhythm for at least 24 hours. In the longer-term atrial fibrillation population, 8% of patients who were dosed with RSD1235 (iv) had their atrial fibrillation converted, as compared to 0% of placebo patients, a difference which was not statistically significant.
      The top-line ACT 1 study data suggests that RSD1235 (iv) is also well-tolerated in the target patient population. In the 30 day interval following drug administration to these recent-onset patients, serious adverse events occurred in 18% of placebo patients and 13% of drug group patients. Potentially drug-related serious adverse events occurred in 0% of placebo patients and 1.4% of patients receiving RSD1235 (iv). There were no cases of drug-related Torsades de Pointes, a well-characterized arrhythmia which is an occasional side effect of many current anti-arrhythmia drugs. No patients needed to discontinue ACT 1 due to study drug, and there were no deaths attributed to RSD1235 (iv).
      RSD1235 (iv) appears to be ineffective in converting atrial flutter patients to normal heart rhythms. Only one of 39 patients dosed with RSD1235 (iv) converted to normal heart rhythm, while 0 of 15 placebo patients converted to normal heart rhythm. In the 30 day interval following treatment administration, serious adverse events occurred in 27% of placebo patients and 18% of drug group patients. Potentially serious adverse drug-related events occurred in zero placebo patients and in two patients receiving RSD1235 (iv).

The ACT 2 Study
      The ACT 2 study, initiated in March of 2004, will enroll approximately 210 patients and will evaluate the efficacy and safety of RSD1235 (iv) in the treatment of patients who have developed transient atrial fibrillation following cardiac surgery. The primary endpoint in this study is acute conversion of atrial fibrillation to normal heart rhythm.

The ACT 3 Study
      Our collaborative partner, Fujisawa, initiated the ACT 3 study in July 2004. ACT 3 will enroll approximately 240 patients. Two groups of patients will be enrolled. The primary endpoint will be based on 160 patients with recent-onset atrial fibrillation or atrial flutter (in atrial fibrillation or atrial flutter longer than three hours but less than seven days). The study will also measure the safety and efficacy of RSD1235 (iv) in 80 longer-term atrial fibrillation patients (in atrial fibrillation more than seven days but less than 45 days).
      As the project advanced from Phase II clinical testing in a single study in fiscal 2002 to Phase III clinical testing in three concurrent studies in fiscal 2004, our expenditures for this project increased substantially. Total research and development for this project was C$21.3 million for fiscal 2004, as compared to C$7.5 million and C$6.3 million for fiscal 2003 and fiscal 2002, respectively. Also included in the increased expenditures in fiscal 2004 were the costs associated with the manufacturing of stability batches of RSD1235 and clinical drug supplies. These stability batches will generate manufacturing data required for our potential NDA in 2005. In accordance with our collaboration and license agreement with Fujisawa, overall RSD1235 (iv) expense recoveries of C$11.7 million were recorded as research collaborative fees for fiscal 2004, as compared to C$3.2 million for fiscal 2003.

The RSD1235 Oral Project
      Following a proof of concept trial suggesting RSD1235 has oral bioavailability, with approximately 70% of the orally administrated RSD1235 found in the blood stream of the healthy volunteers who ingested the drug, we started our formulation work and pre-clinical toxicology testing in 2003. We completed our oral formulation work and began testing of our formulations in healthy volunteers in fiscal 2004. We also continued to conduct pre-clinical toxicology testing on RSD1235 (oral) in fiscal 2004.
      In September 2004, we initiated dosing of RSD1235 (oral) in 12 healthy volunteers in a Phase I formulation evaluation study in Europe. This study was an open-label, cross-over evaluation of two sustained release formulations of RSD1235 (oral) in comparison to an immediate release formulation of RSD1235

(oral). Based on the successful completion of the study in November 2004, we have chosen a controlled-release formulation for further clinical development.
      In November 2004, we initiated a food effect study. The objective of the study is to further evaluate the effect of food on the absorption of our controlled-release formulation of RSD1235 in patients under both fed and fasted conditions.
      Total expenditures for the RSD1235 (oral) project increased to C$5.1 million for fiscal 2004, as compared to C$0.4 million for fiscal 2003. The increase was the result of the increased operational activities associated with the formulation work, manufacture of drug supplies, the initiation of Phase I clinical trials and pre-clinical toxicology testing work in fiscal 2004. An important part of the increased expenditures in fiscal 2004 were costs associated with the manufacturing of drug supplies for ongoing and future clinical trials.

Oxypurinol for Congestive Heart Failure Project
      During fiscal 2004, patient recruitment was completed for three clinical studies applying Oxypurinol to the treatment of congestive heart failure which were initiated in fiscal 2003: the OPT-CHF study, the EXOTIC-EF study, and the LaPlata study.

The OPT-CHF Study
      OPT-CHF which was initiated in March 2003 finished its patient recruitment on December 22, 2004. The placebo-controlled study investigates the impact of 24 weeks of daily oral dosing of Oxypurinol (600 mg/day) on the clinical outcomes of an expected 405 moderate to severe symptomatic heart failure.
      The study enrolled New York Heart Association class III and IV patients with ejection fractions less than or equal to 40%. All randomized patients have experienced at least one hospitalization or emergency room visit for heart failure in the previous 18 months, or had a new heart failure medication added to their drug regimen due to lack of medical stability.
      The primary end point of the study is a composite that assigns all patients to one of three categories: improved, unchanged or worsened. Improvement consists of improvement in New York Heart Association class or improvement in patient global heart failure assessment. Worsening includes death, re-hospitalization or emergency clinic visit, requirement for acute change in medication, and other factors. We have completed patient recruitment and expect to report the results in the third quarter of 2005. If successful, we may initiate a Phase III clinical trial in 2006.

The EXOTIC-EF Study
      In September 2004, we announced positive interim results for an investigator-sponsored study, EXOTIC-EF. This open-label study, which was conducted in Europe, evaluated intravenous dosing of Oxypurinol in 20 catheterized congestive heart failure patients. The endpoints of this study were left-ventricle ejection fraction and cardiac oxygen consumption. The reported data covered all 14 patients dosed to date. Oxypurinol administration resulted in an average absolute increase of 3.6% (p<0.0032) in left-ventricle ejection fraction at 5.5 hours post-dosing relative to pre-dosing. This represents a 19.8% relative increase in average ejection fraction.

The LaPlata Study
      This investigator-sponsored randomized, double-blinded, placebo controlled trial involved 28 days of oral dosing of Oxypurinol in congestive heart failure patients with left-ventricle ejection fraction equal to less than 40% and class II-III congestive heart failure as rated by the New York Heart Association classification system. The trial enrolled a total of 60 patients, of whom 47 met the entry criteria. The remaining 13 patients enrolled had left-ventricle ejection fraction exceeding 40%, as measured by blinded reading of echocardiograms upon completion of the study.

      Following 28 days of oral daily dosing (600 mg/day), left-ventricle ejection fraction increased by 6.8% (p=0.017) relative to placebo in the 47 patients who met the prospectively-defined entry criteria. The 6.8% average absolute improvement over placebo represented an average relative increase in cardiac output of 22.6% for the patients receiving Oxypurinol. Improvement in the six minute walk was seen in both treatment groups. However, no statistically significant difference between the two groups was observed. No safety concerns were noted. These final results were announced on February 11, 2005.
      As we advanced this project from pre-clinical stage, when the project was acquired by us in fiscal 2002, to a Phase II clinical stage in fiscal 2004, our expenditures for this project increased substantially. Research and development expenditures for this project increased to C$8.6 million for fiscal 2004, as compared to C$3.3 million for fiscal 2003.

Oxypurinol for Gout
      Pursuant to our license from Genzyme, in May 2002 we exercised our option to acquire the rights to clinical trial data for Oxypurinol in the treatment of allopurinol intolerant gout. Genzyme completed a pivotal, open-label Phase II/ III clinical study for the treatment of patients with symptomatic gout who are intolerant to allopurinol prior to our acquisition of this technology. In December 2003, we submitted a NDA to the U.S. Food and Drug Administration, or FDA, for Oxypurinol for the treatment of allopurinol intolerant gout patients. In June 2004, we received an “approvable” letter from the FDA stating that prior to final marketing approval, the FDA requires additional clinical and manufacturing data from us. We have stopped pursuing the allopurinol intolerant gout indication for Oxypurinol for the foreseeable future in order to maintain our focus on our cardiovascular assets.
      As a result of the above decision, we have taken non-cash write-downs totaling C$7.1 million, net of future income tax recovery, to the intangible assets related to this project in September 2004. The write-downs include write-down of intangible assets and future tax liability, which arose from our acquisition of Cardiome, Inc. (formerly Paralex, Inc.) by issuance of our common shares in March 2002. The write-downs of intangible assets and future tax liability were C$11.3 million and C$4.5 million, respectively. In addition, we wrote-down the carrying value of a license (cash payment in May 2002) by C$0.2 million.
      Our expenditure for this project was C$3.2 million for fiscal 2004, as compared to C$4.4 million and C$0.8 million for fiscal 2003 and fiscal 2002, respectively. The decrease in expenditure for fiscal 2004, as compared to those incurred in fiscal 2003, was due to the decision to discontinue the program indefinitely.

Other Pre-Clinical Projects
      During fiscal 2004, we also continued certain pre-clinical studies to support various intellectual property protection and business development activities. The total expenditures for these activities were C$0.5 million for fiscal 2004, as compared to C$1.3 million and C$0.4 million for fiscal 2003 and fiscal 2002, respectively.
      We expect the research and development expenditures for the year ending December 31, 2005, or fiscal 2005, to be higher than those incurred in fiscal 2004. A significant portion of the research and development expenditures will be incurred in the following activities:

•	RSD1235 Intravenous Project — we expect to complete both ACT 2 and ACT 3 in fiscal 2005 and to begin our preparation work for an NDA for this project;

•	RSD1235 Oral Project — we expect to complete at least one additional Phase I clinical study in Europe and initiate a Phase II clinical proof-of-concept study in atrial fibrillation patients in North America and Europe in fiscal 2005; and

•	Oxypurinol for Congestive Heart Failure Project — we expect to release final results for the OPT-CHF, EXOTIC-EF and the LaPlata studies in fiscal 2005.

General and Administration Expenditures
      General and administration expenditures for fiscal 2004 were C$7.3 million as compared to C$5.6 million and C$3.8 million for fiscal 2003 and fiscal 2002, respectively.
      The increase of C$1.7 million in general and administration expenditures in fiscal 2004, as compared to those incurred in fiscal 2003, was largely attributable to the increase of C$310,000 in consulting and professional fees, the increase of $635,000 in wages and benefits (including stock-based compensation for administrative and executive personnel), listing fees for the Nasdaq National Market of C$150,000, and increase of C$572,000 in other expenditures to support our expanded operational activities.

Amortization
      Amortization was C$5.1 million for the year ended December 31, 2004, as compared to C$6.0 million and C$4.4 million for fiscal 2003 and fiscal 2002, respectively. The decrease in amortization for fiscal 2004 was attributable to the reduced net book value of our intangible and other assets, after the write-down of intangible assets associated with the Oxypurinol gout program in September 2004. The decrease in amortization in fiscal 2004 was also due to the additional amortization taken for the transition year (thirteen month period) in fiscal 2003.

Write-down of Intangible Assets
      We recorded a total write-down of intangible assets of C$11.5 million in fiscal 2004, as compared to C$0.0 for the same fiscal period in 2003. The write-down was a result of our decision on the Oxypurinol gout program as described above.

Other Income (Expenses)
      Interest and other income was C$0.7 million for fiscal 2004, as compared to C$0.6 million for fiscal 2003. The increase for the current year was due to the higher average balance of cash and short-term investment balances.
      A net foreign exchange loss of C$1.1 million was recorded for the year ended December 31, 2004, as compared to a net foreign exchange loss of C$46,783 and a net foreign exchange gain of C$73,416 for fiscal 2003 and fiscal 2002, respectively. The net foreign exchange loss for the current year was mainly the result of the strengthening Canadian dollar in comparison to the U.S. dollar on our U.S. dollar denominated investment portfolio, foreign currency receivables and foreign currency payables. We are exposed to market risk related to currency exchange rates in the U.S. and Europe because the majority of our clinical development expenditures are incurred in U.S. dollars and Euros. Some of these risks are offset by the reimbursements from Fujisawa in U.S. dollars.

Future Income Tax Recovery
      Future income tax recovery was C$8.8 million for fiscal 2004, as compared to C$2.1 million for fiscal 2003. The increase in the recovery for fiscal 2004, as compared to fiscal 2003, reflects the recovery of C$4.5 million related to the write-down of intangible assets regarding the Oxypurinol gout project and the recognition of the tax benefits of the current year’s losses of the U.S. subsidiary of C$6.5 million less other withholding tax amounts of C$2.2 million.

Quarterly Financial Data
      Set forth below is the selected unaudited consolidated financial data for each of the last eight quarters:

	Three Months		Three Months		Three Months		Three Months
	Ended		Ended		Ended		Ended
2004	December 31		September 30		June 30		March 31

	(Canadian dollars in thousands, except per share amounts)
Total revenue	C$	11,640	C$	4,505	C$	5,269	C$	4,989
Research and development expenses		8,914		9,744		12,432		7,577
General and administration expenses		2,154		1,414		2,182		1,547
Net income (loss) for the period		1,787		(14,986)		(9,841)		(4,727)
Basic net income (loss) per common share		0.05		(0.38)		(0.25)		(0.13)
Diluted net income (loss) per common share		0.04		(0.38)		(0.25)		(0.13)

	Four Months		Three Months		Three Months		Three Months
	Ended		Ended		Ended		Ended
2003	December 31		August 31		May 31		February 28

	(Canadian dollars in thousands, except per share amounts)
Total revenue	C$	4,925	C$	359	C$	363	C$	400
Research and development expenses		7,761		3,456		2,507		3,204
General and administration expenses		2,030		1,174		1,408		1,019
Net loss for the period		(5,853)		(5,058)		(4,376)		(4,579)
Basic and diluted loss per common share		(0.16)		(0.16)		(0.15)		(0.16)
      Total revenue relate to our licensing and research collaborative revenues. The significant increase in revenue since the quarter ended August 31, 2003 is primarily related to our license and research collaborative agreement with Fujisawa. The primary factor affecting the losses in the various quarters is the number and stage of our clinical development programs as well as the adoption of our accounting policy with respect to recognizing as an expense the fair value of stock options since December 1, 2002. In addition, the substantial increase in loss for the quarter ended September 30, 2004 is due to the write-down of technology and licenses with respect to our decision on Oxypurinol gout project as described earlier.
      For the quarter ended December 31, 2004, or Q4-2004, the significant increase in revenue, when compared with the four months ended December 31, 2003, or Q3-2003, was due to the milestone payment for the successful completion of the 1st Phase 3 clinical trial of C$7.2 million. The increase in research and development expenditures for Q4-2004, as compared with Q4-2003, was due to the expanded research and development activities. The level of general and administrative expenditures for Q4-2004, was comparable to the amount recorded for Q4-2003. The increase in the tax recovery was the result of the recognition of the tax benefits of the current year’s losses of the U.S. subsidiary less other withholding tax amounts.
Liquidity and Capital Resources

Sources and Uses of Cash
      Our operational activities for the year ended December 31, 2004 were financed mainly by our working capital carried forward from the preceding fiscal year, research collaborative and licensing fees collected from our partners, Fujisawa and UCB Farchim S.A., and the cash received from the exercise of share purchase warrants and options. During the year ended December 31, 2004, cash provided by financing activities was mainly the proceeds of C$7.5 million received from the issuance of our common shares upon exercise of share purchase warrants and options and the proceeds of C$4.1 million received from the sale of our common shares to Fujisawa. During the thirteen months ended December 31, 2003, cash provided by financing activities primarily consisted of the proceeds of C$28.5 million received from issuance of our common shares pursuant to the two financings completed in fiscal 2003 and the proceeds of C$2.6 million received from the issuance of our common shares upon exercise of share purchase warrants and options.

      Cash used in operating activities for the year ended December 31, 2004 was C$29.7 million, as compared to C$5.8 million for the thirteen months ended December 31, 2003. The increase was primarily due to the increase in the loss for the current year resulting from the substantial increase of clinical operational activities and the net change in non-cash working capital items primarily related to accounts receivable and deferred revenue.
      Cash provided by investing activities for the year ended December 31, 2004 was C$11.9 million, as compared to C$12.7 million of cash used in investing activities for the thirteen month period ended December 31, 2003. The increase in cash provided by investing activities was mainly due to the increase of C$26.2 million net sale of short-term investments; this was offset by the increase of C$2.4 million purchases of capital assets. The increase in purchases of capital assets for fiscal 2004 compared to fiscal 2003 was due to the construction cost associated with our new facility. Approximately 60% of these construction costs were recovered from our landlord through a leasehold inducement program.
      At December 31, 2004, we had working capital of C$26.8 million, as compared to C$40.5 million at December 31, 2003. We had available cash reserves comprised of cash, cash equivalents and short-term investments of C$24.4 million at December 31, 2004, as compared to C$44.6 million at December 31, 2003.
      As of December 31, 2004 and in the normal course of business we are obligated to make future payments. These obligations represent contracts and other commitments that are known and committed.

			Payment Due by Period

	Total		2005		2006–2007		2008–2009		Thereafter

	(Canadian dollars, in thousands)
Capital lease obligations(1)	C$	7	C$	7	C$	0	C$	0	C$	0
Other long-term obligation		226		16		37		45		128
Operating lease obligations		2,998		256		559		683		1,500
Commitments for clinical research agreements (2)		6,522		6,522		0		0		0
Commitments under license agreement(3)		601		48		192		241		120
										per annum

Total	C$	10,354	C$	6,849	C$	788	C$	969	C$	1,748

(1)	Includes interest portion.

(2)	The total commitment of C$6,522,039 reflects C$2,063,742 of commitments that are non-cancelable and C$4,458,297 of commitments that are cancelable should we decide to discontinue the related clinical research work.

(3)	As of December 31, 2004, pursuant to four license and service agreements, we have various commitments as described in Note 12(d) of the annual consolidated financial statements for the year ended December 31, 2004. The majority of these commitments are contingent upon achievement of certain milestones which may or may not actually occur. The amounts disclosed in this table represent minimum annual royalties described in Note 12(d)(iii), converted from Canadian dollars to U.S. dollars at the closing exchange rate on December 31, 2004 of 0.8319.

Outstanding Share Capital
      As at February 25, 2005 there were 41,010,750 common shares issued and outstanding, 4,866,493 common shares issuable upon the exercise of outstanding stock options at a weighted-average exercise price of C$5.12 per share, 303,166 common shares reserved for future grant or issuance under our stock option plan and 176,500 common shares issuable upon the exercise of outstanding warrants at a weighted-average exercise price of $4.10 per share.

Related Party Transactions
      During fiscal 2004, we incurred C$78,000 of consulting fees for regulatory services provided with respect to the Oxypurinol gout project to one of our directors on ordinary commercial terms.
      Included in accounts payable and accrued liabilities at December 31, 2004 is C$55,000 (December 31, 2003 — C$0.0) owing to a law firm where our current Corporate Secretary is a partner. The amount was charged at normal trade terms. Since his appointment as our Corporate Secretary in May 2004, we have incurred approximately C$194,000 of legal fees for services provided by the law firm for fiscal 2004.
Off-Balance Sheet Arrangements
      We have no off-balance sheet arrangements.
Financial Instruments and Risks
      We are exposed to market risks related to changes in interest rates and foreign currency exchange rates. We invest our cash reserves in fixed rate, highly liquid and highly rated financial instruments such as treasury bills, commercial papers and banker’s acceptances. We have not entered into any forward currency contracts or other financial derivatives to hedge foreign exchange risk. We are subject to foreign exchange rate changes that could have a material effect on future operating results or cash flow.
      We believe that our current cash position, together with the anticipated proceeds from this offering and the anticipated cash inflows from our collaborative partner and interest income should be sufficient to finance our operational and capital needs for at least the next two years. However, our future cash requirements may vary materially from those now expected due to a number of factors, including the costs associated with the completion of the clinical trials, collaborative and license arrangements with third parties, and opportunities to in-license complementary technologies. We will continue to review our financial needs and seek additional financing as required from sources that may include equity financing, and collaborative and licensing arrangements. However, there can be no assurance that such additional funding will be available or if available, whether acceptable terms will be offered.

BUSINESS
Overview
      We are a life sciences company focused on developing proprietary drugs to treat or prevent cardiovascular diseases. Our current efforts are focused on the treatment of atrial arrhythmias and congestive heart failure. Atrial fibrillation is an arrhythmia, or abnormal rhythm, of the upper chambers of the heart. The disease manifests itself as an abnormal heart rhythm as a result of irregular electrical impulses within the atria. Congestive heart failure is the failure of the heart to pump blood at a rate sufficient to support the body’s needs.
      We recently announced positive Phase III results for our intravenous formulation of RSD1235, or RSD1235 (iv), our lead product candidate for the acute conversion of atrial fibrillation, and are currently conducting two additional Phase III trials in conjunction with Fujisawa Healthcare, Inc., or Fujisawa, our collaborative partner, to further evaluate the safety and efficacy of RSD1235 (iv). We are also developing an oral formulation of RSD1235, or RSD1235 (oral), as maintenance therapy for the long-term treatment of atrial fibrillation and intend to initiate a Phase II clinical trial in the second half of 2005. RSD1235 is designed to stop and prevent future occurrences of atrial arrhythmia by selectively blocking specific ion channels which are responsible for shaping the electrical signal in the atria.
      Over the last 18 months, we have announced positive results from three proof of concept trials of Oxypurinol and have completed enrollment in a Phase II trial of oral Oxypurinol in 405 congestive heart failure patients. We expect to announce data from this trial in the third quarter of 2005. In both pre-clinical and early clinical testing, Oxypurinol appears to increase cardiac oxygen-use efficiency and cardiac output, which may be of clinical benefit to congestive heart failure patients.
      In October 2003, we entered into a collaboration and license agreement with Fujisawa, a leading pharmaceutical company headquartered in Japan, to provide for the co-development and commercialization of RSD1235 (iv) for the acute treatment of atrial fibrillation and atrial flutter. Pursuant to our Fujisawa agreement, we have granted to Fujisawa an exclusive license to RSD1235 (iv) and its related technology to develop, make and sell intravenous or injectable drugs in North America, including the right to sublicense to third parties. We retain the rights to the formulation of RSD1235 (iv) for markets outside of North America and worldwide rights to RSD1235 (oral) for the long-term treatment of atrial fibrillation.
Our Product Candidates
      The following chart summarizes our current product candidates, including the principal disease or indication being targeted, clinical trial status, expected milestones and marketing rights for each program.

Program/ Trial	Indication/ Status	Next Milestone	Marketing Rights

RSD1235 (iv)	Acute Atrial Fibrillation	NDA Submission 4Q05/ 1Q06	Fujisawa (N. America)/ Cardiome (Rest of World)

ACT 1	Phase III complete	Top-line data received 4Q04/1Q05 and complete data expected May 2005
ACT 2	Phase III ongoing	Results expected 2H05
ACT 3	Phase III ongoing	Results expected 2Q05/3Q05

RSD1235 (oral)	Atrial Fibrillation	Initiate Phase II 2H05	Cardiome (Worldwide)

Multiple Trials	Multi-dose Phase I ongoing	Determine Phase II dosing

Oxypurinol (oral)	Congestive Heart Failure	Initiate Phase III 2006	Cardiome (Worldwide)

OPT-CHF	Phase II enrollment complete	Results expected 3Q05

RSD1235 for Atrial Fibrillation
      RSD1235 is a new chemical entity designed to treat atrial fibrillation, with the potential to overcome the limitations of current drugs used to treat the disease. Its mechanism of action involves the selective blockade of multiple ion channels in the heart that are known to be active during episodes of atrial fibrillation. The drug has two potential applications, as both an intravenous pharmacological converting agent designed to terminate an atrial fibrillation episode and return the heart to normal rhythm, and as an oral maintenance therapy for the long-term prevention of atrial fibrillation recurrence. We are co-developing RSD1235 (iv) for the North American market with Fujisawa. In December 2004, we announced positive results from the first of three planned Phase III clinical trials of RSD1235 (iv) in patients with recent-onset atrial fibrillation, and expect to announce results from two additional ongoing Phase III clinical trials later this year. Upon the successful completion of our clinical trial program, we plan to file a new drug application, or NDA, with the U.S. Food and Drug Administration, or FDA, for RSD1235 (iv) in late 2005 or early 2006. We are also developing an oral formulation of RSD1235 as maintenance therapy for the long-term treatment of atrial fibrillation, and intend to initiate a Phase II clinical trial in the second half of 2005.
      Atrial Fibrillation Overview. The heart consists of four discrete chambers, the left and right atria and the left and right ventricles. The atria are the upper chambers in which blood from the circulatory system is collected. The ventricles are the lower chambers of the heart where the majority of the muscular pumping action of the heart takes place. A normal heartbeat begins as electrical activity in the upper right atrium. This electrical signal passes through the atria to the atrioventricular node, located in the ventricles, and along the way induces contraction of the atria. The electrical signal then passes into the ventricles, where it stimulates ventricular contraction. The flow of these electrical impulses from cell to cell depends on the cell membrane’s selective permeability to sodium, potassium or calcium ions via specific ion channels. Any disturbance of electrical conduction along this path can lead to an arrhythmia, or a disturbance of the heart’s normal rhythm. Arrhythmia often results when cells lose the ability to correctly carry ions across the membranes, causing a deviation from their normal sequence of initiation and conduction of electrical impulses and resulting in disturbances in heart rate and rhythm.
      Atrial fibrillation is the most common cardiac arrhythmia, but unlike ventricular fibrillation, it is not immediately life threatening. It is marked by rapid, irregular electrical activity in the atria, resulting in ineffective ejection of blood into the ventricles. Blood that eddies in the atria may occasionally form clots that may travel to the brain or other organs, where they can produce stroke or ischemia. As a result atrial fibrillation is an important risk factor for stroke. It may also contribute to other diseases and conditions, including congestive heart failure, dyspnea on exertion, and syncope.
      Atrial fibrillation is a progressive disease. Patients often progress over time from one or two episodes per year, to a point where eventually they are permanently in atrial fibrillation. The longer a patient remains in atrial fibrillation, the more difficult it is to cardiovert (both drug and electrical). For those patients in permanent atrial fibrillation, treatment options are mostly limited to invasive surgical procedures like catheter ablation.
      Market Opportunity. Atrial fibrillation is the most common heart arrhythmia. According to industry sources, it is estimated that 2.7 million people will be affected by atrial fibrillation in the U.S. in 2005, with that number projected to grow to 3.0 million by 2009. In addition, it is estimated that 2.0 million people will be affected by atrial fibrillation in Europe in 2005, with that number projected to grow to 2.3 million by 2009. Sales of therapeutics to treat atrial fibrillation in seven of the largest markets globally are projected to grow to $2.6 billion by 2009. These therapeutics include rhythm control drugs, such as potassium and sodium channel blockers, and rate control drugs, such as beta blockers and calcium control drugs. Examples of rhythm control drugs include amiodarone (Cardarone), sotalol (BETAPACE), flecainide (Tambocor), propafenone (Rythmol) and ibutilide (Covert). Examples of rate control drugs include Inderol and Cardizem.
      Current Treatment. Antiarrhythmics that restore normal heart rhythm typically antagonize cardiac ion channels. Blockade of these ion channels alters the electrophysiology of the atria, resulting in a slowing of repolarization and a return of the atria to normal rhythm. However, current drugs have limited efficacy and significant side effects or interactions with other drugs. The standard of care in atrial fibrillation treatment has been to restore patients to normal rhythm using electrical cardioversion or rhythm control drugs, reducing stroke risk through the use of anticoagulants and using rate control drugs like beta-blockers, calcium channel blockers or digoxin to prevent the spread of arrhythmia to the ventricles. Marketed rhythm control drugs, which include amiodarone, sotalol, flecainide and ibutilide are moderately effective. However, the use of rhythm control drugs is limited by serious side effects, including drug-drug interactions with anticoagulants that results in significant bleeding risk, and also QTc prolongation, associated with an increased risk of Torsade de Pointes, a potentially fatal ventricular tachycardia.
      The long-term treatment of atrial fibrillation is focused on maintaining normal sinus rhythm and reducing the risk of stroke. Most patients with atrial fibrillation receive anticoagulants to reduce the risk of stroke and rate control drugs to maintain heart rate. However, anticoagulant therapy increases bleeding risk and can be difficult to titrate. While rate control drugs can lower heart rate and provide symptomatic relief, they have no effect on restoring the atria back to normal rhythm. By restoring the atria back to normal rhythm both the risk of stroke and symptoms of atrial fibrillation are diminished. The most commonly used drug for the long-term maintenance of normal rhythm is amiodarone.
      Our Competitive Advantages. RSD1235 was designed and developed specifically to treat atrial arrhythmia, and unlike current drugs used to treat the disease, RSD1235 selectively targets those ion channels that are uniquely important for such arrhythmias. The drug has been shown to be a safe and effective antiarrhythmic in various animal studies modeling the arrhythmia condition. That safety and efficacy profile is believed to result from the drug’s atria selective mechanism of action. Animal studies indicate that the drug exhibits a much stronger impact on the electrical activity of the atria of the heart than on the ventricles. This may make it an effective and potentially safer atrial antiarrhythmic drug than existing and near term competition in this field. Our clinical data shows that RSD1235 is rapidly cleared from the body after intravenous dosing which may make it an ideal therapy for emergency intravenous use in-hospital. Therefore we believe that RSD1235 will potentially have fewer side effects than currently utilized intravenous antiarrhythmic drugs.
      Although the number of antiarrhythmic drugs has grown in the past few decades, and while antiarrhythmic drug sales are already substantial, we believe there remains a major unmet market need for safer antiarrhythmics that are more effective and easier to use than current therapies. Given the limitations of antiarrhythmic drugs currently on the market, we believe that a potentially fast acting, safe, and effective pharmacological converting agent like RSD1235 could become the first treatment choice for many physicians who treat atrial fibrillation. If the clinical results profile witnessed in our completed studies is maintained throughout the remainder of the Phase III program and eventual commercialization, RSD1235 (iv) has the potential to successfully compete with other pharmacological converting agents based on its (i) high rate of efficacy; (ii) attractive safety profile; (iii) rapid onset of action; and (iv) positive duration of response at 24 hours.
      Clinical Trials. In 2002, we completed a Phase II clinical trial of intravenous RSD1235 for the treatment of atrial fibrillation. The clinical trial was conducted in North America and involved 56 recent-onset atrial fibrillation patients. Results showed that in patients who received RSD1235, atrial fibrillation terminated in 61% of patients, as compared to 5% of patients who experienced termination upon receiving the placebo within 30 minutes of the end of infusion of the drug.
      Based on these results, we have initiated a pivotal clinical trial program of RSD1235 (iv). The following table summarizes our recently completed and ongoing pivotal trials of RSD1235 (iv) for acute atrial fibrillation:

Trial	Summary	Patients	Initiated	Data Release

ACT 1	Acute treatment of atrial fibrillation and atrial flutter	416	3Q03	4Q04
ACT 2	Treatment of transient atrial fibrillation following cardiac bypass surgery	210	1Q04	2H05
ACT 3	Acute treatment of atrial fibrillation and atrial flutter (similar to ACT 1)	240	3Q04	2Q05/3Q05

      In August 2003, we initiated ACT 1, our first Phase III clinical trial of RSD1235 (iv) for the treatment of acute atrial fibrillation. This study was a placebo-controlled, double-blinded randomized clinical trial in 416 patients with atrial arrhythmia. The study included three groups of patients, including 237 patients with recent-onset atrial fibrillation (more than three hours but less than seven days), 119 patients with longer-term atrial fibrillation (more than seven days but less than 45 days) and 60 patients with atrial flutter. Atrial flutter is a small subset of the overall atrial arrythmia population. The primary endpoint in ACT 1 was conversion of recent-onset atrial fibrillation to normal heart rhythm for a period of at least one minute post-dosing within 90 minutes of the start of dosing. The study was carried out in 45 centers in the U.S., Canada and Scandinavia.
      In December 2004 and February 2005, we announced top-line results from our ACT 1 trial, the first of three planned clinical trials of RSD1235 (iv). We anticipate that a full trial report will be presented in May 2005 at the Heart Rhythm Society Meetings in New Orleans. In patients with recent-onset atrial fibrillation, 52% of those receiving RSD1235 converted to normal heart rhythm, as compared to 4% of placebo patients (p<0.001). In those recent-onset atrial fibrillation patients dosed with RSD1235 (iv) who converted to normal heart rhythm, the median time to conversion was 11 minutes from the initiation of dosing. Of the 75 patients who converted to normal heart rhythm within 90 minutes of the initiation of dosing, 74 (99%) of them remained in normal rhythm for at least 24 hours. In the longer-term atrial fibrillation population, 8% of patients who were dosed with RSD1235 (iv) had their atrial fibrillation converted, as compared to 0% of placebo patients. This difference was not statistically significant.
      The top-line ACT 1 study data suggests that RSD1235 (iv) is also well-tolerated in the targeted patient population. In the 30 day interval following drug administration, serious adverse events occurred in 18% of placebo patients and 13% of drug group patients. Potentially drug-related serious adverse events occurred in 0% of placebo patients and 1.4% of patients receiving RSD1235 (iv). There were no cases of drug-related Torsade de Pointes, a well-characterized ventricular tachycardia which is an occasional side effect of many current anti-arrhythmia drugs. No patients needed to discontinue the ACT 1 study due to RSD1235, and there were no deaths attributed to RSD1235 (iv).
      Although the top-line data from ACT 1 showed effectiveness in the treatment of atrial fibrillation, RSD1235 (iv) seems to be ineffective in converting atrial flutter patients to normal heart rhythm. Only one of 39 patients dosed with RSD1235 (iv) converted to normal heart rhythm, while zero of 15 placebo patients converted to normal heart rhythm. In the 30 day interval following treatment administration, serious adverse events occurred in 27% of placebo patients and 18% of drug group patients. Potentially serious adverse drug-related events occurred in zero placebo patients and in two patients receiving RSD1235 (iv). Patients with atrial flutter account for approximately 8% of the 2.4 million patients with atrial arrhythmia.
      We and Fujisawa are continuing to enroll patients in ACT 2 and ACT 3. ACT 2 is designed to evaluate the effect of RSD1235 (iv) treatment on transient atrial fibrillation following cardiac surgery, and if successful, has the potential to expand our label and market opportunity to include this patient base. ACT 3 is essentially a replica of ACT 1 and will enroll similar patients and measure similar endpoints. We expect to announce data from each of these trials later this year. ACT 1 and ACT 3 are the two trials which will form the basis of our NDA to the FDA which we expect to submit later this year or early in 2006.
      Fujisawa Collaboration. In October 2003, we entered into a collaboration and license agreement with Fujisawa, a leading pharmaceutical company headquartered in Japan, or our Fujisawa agreement to provide for the co-development and commercialization of RSD1235 (iv) for any and all indications, including the acute treatment of atrial fibrillation and atrial flutter. Pursuant to our Fujisawa agreement, we have granted to Fujisawa an exclusive license to RSD1235 (iv) and its related technology to develop, make and sell intravenous or injectable drugs in North America, including a right to sublicense to third parties. We retain the rights to RSD1235 (iv) for markets outside of North America and worldwide rights to RSD1235 (oral) which we are developing for the long-term treatment of atrial fibrillation.
      Under the terms of our Fujisawa agreement, Fujisawa paid us an up-front payment of $10.0 million, invested $4.0 million in us at a 25% premium to the then share price, and agreed to pay us milestone payments of up to $54 million based on achievement of specified development and commercialization milestones. In addition, if the product is approved for use by the applicable authorities, we are entitled to royalty payments which are expected to average approximately 25% of total North America end-user sales revenue, as well as royalties based on future net sales and sublicense revenue. Following the successful completion of ACT 1, in February 2005 we announced the collection of our first milestone payment of $6.0 million from Fujisawa. Fujisawa is also responsible for 75% of all the remaining development costs, including costs associated with the ACT 1 incurred prior to the signing of our Fujisawa agreement, and all marketing costs for the intravenous application of RSD1235 in North America. Fujisawa has also agreed to make additional milestone payments with respect to any subsequent drugs developed under the agreement. We also have the right, without payment, to use the clinical package which makes up the NDA, and use that data to seek approval for the drug outside of North America. Our Fujisawa agreement has an indefinite term but can be terminated entirely, or on a country by country basis, by either party if certain development or commercialization milestones are not met.
      All development activities are jointly managed by Fujisawa and us until the termination of our Fujisawa agreement. Fujisawa is responsible for the development plan, NDA application and registration, along with the sales, marketing and distribution of RSD1235 (iv). We managed the completed ACT 1 and are currently managing ACT 2, while Fujisawa is managing ACT 3. Fujisawa is also responsible for the commercial manufacturing of RSD1235 (iv) while we are only responsible for manufacturing clinical supplies of the compound, which we are undertaking through the use of contract manufacturers.
      Oral RSD1235. In an oral dosing study in humans conducted in Europe and completed in December 2002, RSD1235 was shown to have significant oral bioavailability, suggesting it could also be used for long-term oral therapy. Based on these results, we conducted an open-label, cross-over clinical study to evaluate two controlled release formulations of RSD1235 in comparison to an immediate release formulation and in December 2004 we initiated a Phase Ib study involving one of the time controlled-release formulations.
      The objective of this controlled-release formulation is to enable twice-daily dosing of RSD1235 for the selected atrial fibrillation patient population. The pharmacokinetic results of our Phase Ia study are consistent with that objective. This controlled-release formulation will be assessed in a series of Phase I studies in order to determine the dosing regimen to be used in a Phase II efficacy study planned for the second half of 2005. On the basis of the Phase I results, we are planning an additional multi-day dosing study to assess the pharmacokinetics and safety of repeated daily doses of controlled-release RSD1235 (oral) tablets.
      Intellectual Property. RSD1235 is the subject of 13 pending U.S. provisional patent applications, ten pending U.S. utility (non-provisional) patent applications, 31 pending non-U.S. patent applications, and five granted patents in Turkey, South Africa, Singapore, Australia and under the European Patent Office covering composition of matter, use, method of making, mechanism of action, dosing and plasma levels and formulations and combination of activity. We have a granted European patent that covers classes of compounds of which RSD1235 is a member, and we are currently pursuing various claims specific to RSD1235. However, we currently have no issued patents specifically covering RSD1235 in the U.S. or any of the other major commercial markets and we have no assurance that any such species patent will ever issue.

Oxypurinol for Congestive Heart Failure
      We are developing Oxypurinol, an inhibitor of xanthine oxidase, for the treatment of congestive heart failure. According to the American Heart Association in 2003, this disease is one of the leading causes of morbidity and mortality in the U.S., with an estimated 970,000 hospital discharges and an estimated 264,900 deaths in 2002. We recently announced positive results from three different proof of concept clinical trials of Oxypurinol in congestive heart failure patients in Europe and South America. We have completed enrollment in a 405 patient Phase II clinical trial of oral Oxypurinol in congestive heart failure, and expect to announce results from this trial in the third quarter of 2005.
      Congestive Heart Failure Overview. Congestive heart failure is a complex, multifactorial condition which can result from many different initial cardiac problems, ultimately resulting in the failure of the heart ventricles to pump enough blood to support the demands of the body. Heart failure may affect either the left-ventricle, the right ventricle or both. Symptoms depend on the underlying cause of the heart failure, but generally include fatigue and fluid retention in the lungs, resulting in shortness of breath, or in the periphery, often the legs. In most cases, congestive heart failure is a progressive condition. Often the body compensates for the decreased cardiac output by increasing heart rate and contractility and increasing blood fluid levels. This compensation increases cardiac output, but causes the weakened heart to work harder and ultimately dilate and fail. Current methods of treating heart failure often involve strengthening the ventricular contractility and stopping the compensation by removing water from the body, decreasing blood pressure or blocking direct stimulatory effects on the heart muscle cells themselves.
      Market Opportunity. Congestive heart failure is the only significant cardiovascular disorder to show a marked increase in incidence over the past 40 years. According to industry sources, approximately 4.9 million people in the U.S. suffered from congestive heart failure. The American Heart Association reported that the number of hospital discharges in the U.S. rose from 377,000 in 1979 to 970,000 in 2002 with a projected direct and indirect cost of $27.9 billion in 2005. The prognosis for congestive heart failure patients is poor. Twenty percent of patients die within one year, with an 80% mortality rate by year eight for men. According to industry sources, the cost of pharmaceuticals used to treat congestive heart failure was approximately $915 million in the U.S. and in excess of $1.5 billion in the U.S., Europe and Japan in 1999.
      Current Treatment.
      Current treatment options for this complicated disease include various combinations of these drugs:

•	diuretics such as furosemide and spironolactone and vasoactive drugs like Natrecor remove excess fluid and decrease the workload of the heart and improve symptoms and survival;

•	cardiac glycosides, like digoxin, that increase contractility of the heart and provide an improved neuro-hormonal environment thereby reducing the workload on the heart, improving symptoms and reducing hospitalizations;

•	vasodilators like the nitrates, ACE-inhibitors, angiotensin II inhibitors, and calcium channel antagonists that reduce the workload of the heart, reduce blood pressure, improve coronary blood flow, improve symptoms and, in some studies like those with ACE-inhibitors, improve survival;

•	alpha and beta adrenergic blockers, like doxazosin and carvedilol, that reduce physiologic stressors, reduce the heart rate and allow the heart to function more efficiently and effectively and in the case of beta blockers, may increase survival; and

•	inotropic agents like dopamine and dobutamine, that are used in very severe cases to increase the contractility of the heart and improve its output for shorter periods of time.
      The current standard of care for congestive heart failure consists primarily of diuretics, digoxin, angiotensin converting enzyme inhibitors, or ACE-inhibitors and, in some cases, a beta blocker. Digoxin is the only approved drug known to increase myocardial contractility with minimal increases in cardiac oxygen demand. However, digoxin has a limited therapeutic window, or range, of efficacious doses before becoming toxic, and patients must be closely monitored with regular blood tests to reduce the possibility of side effects that include potentially fatal cardiac arrhythmias. Other inotropic agents such as dopamine and dobutamine also increase myocardial contractility, but we believe that it has narrow therapeutic indices, thus minimizing their utility in the treatment of congestive heart failure.
      Contractility agents, such as inotropes, increase the contraction of the heart while simultaneously accelerating the heart’s consumption of oxygen. This increased oxygen consumption can be a serious problem as many, if not most, of these patients have coronary artery disease which limits blood and oxygen supply to the heart. Thus, although such medicines may make the patient feel better initially, they may not increase life expectancy. In fact, according to the Promise Study published by the New England Journal of Medicine, current medicines that increase cardiac contractility, primarily inotropes such as milrinone and digitalis actually decreased life expectancy.
      Competitive Advantages. Oxypurinol is not expected to compete directly with any of the currently used therapies outside of the inotropic agents, but it may have the potential to produce an increase in cardiac contractility for longer periods of time while maintaining an acceptable safety profile. Adverse events observed to date with Oxypurinol include rash, which has also been associated with allopurinol, the pro-drug of Oxypurinol. Information available to date indicates that the rate of rash associated with Oxypurinol is lower than with allopurinol.
      At Johns Hopkins University, or Johns Hopkins, Dr. Eduardo Marbán demonstrated that the class of agents known as xanthine oxidase inhibitors (which includes Oxypurinol) has the ability to increase the contraction strength of the heart in patients with congestive heart failure without increasing the oxygen consumed by the heart to the extent caused by other medicines. In studies conducted at Johns Hopkins, Dr. Marbán has shown these effects in both animals and in humans during cardiac catheterization. Accordingly, such xanthine oxidase inhibitors may offer the possibility of a new mode of therapy for patients with congestive heart failure. We believe that xanthine oxidase inhibitors, including Oxypurinol, have significant potential in the treatment of congestive heart failure due to their ability to increase the contraction strength of the heart in patients with congestive heart failure, without increasing oxygen consumption.
      Clinical Trials. The following table summarizes our recently completed and ongoing clinical trials of Oxypurinol for congestive heart failure:

Trial	Summary	Patients	Data Release

EXOTIC	Intravenous administration, measured coronary artery diameter in congestive heart failure patients.	18	3Q03
EXOTIC-EF	Intravenous administration, measured left-ventricle ejection fraction and cardiac oxygen consumption in congestive heart failure patients.	20	3Q04
LaPlata	Oral dosing in congestive heart failure patients, measured left-ventricle ejection fraction and exercise tolerance in congestive heart failure patients.	60	1Q05
OPT-CHF	Oral dosing in congestive heart failure patients; measures survival and other clinical outcomes.	405	3Q05
      In September 2003, a proof of concept trial, entitled EXOTIC, was completed on the intravenous application of Oxypurinol for the treatment of congestive heart failure. The trial, conducted in Europe, included 18 patients with coronary heart disease. The administration of intravenous Oxypurinol (200 mg) reduced xanthine oxidase activity by 65% (p<0.05) across the broad patient group. In the subset of 13 patients in whom acetylcholine challenge produced vasoconstriction, Oxypurinol reduced the observed vasoconstriction by 33% (p<0.05), and increased coronary flow velocity by greater than 20% (p<0.05). These results indicate that Oxypurinol, by inhibiting xanthine oxidase activity, improves the impaired endothelial function in patients with coronary artery disease.
      In September 2004, we announced positive interim results for an investigator-sponsored study, EXOTIC-EF. This open-label study, which was conducted in Europe, evaluated intravenous dosing of Oxypurinol in 20 catheterized congestive heart failure patients. The endpoints of this study were left-ventricle ejection fraction and cardiac oxygen consumption. The reported data covered all 14 patients dosed to date. Oxypurinol administration resulted in an average absolute increase of 3.6% (p<0.0032) in left-ventricle ejection fraction at 5.5 hours post-dosing relative to pre-dosing. This represents a 19.8% relative increase in average ejection fraction.
      In February 2005, we announced positive final results for the investigator-sponsored LaPlata clinical study for Oxypurinol in congestive heart failure patients. The randomized, double-blinded, placebo-controlled trial, conducted in Argentina, evaluated 28 days of oral dosing of Oxypurinol in congestive heart failure patients with left-ventricle ejection fraction of less than 40% and Class II-III congestive heart failure as rated by the New York Heart Association classification system. The trial enrolled a total of 60 patients, of whom 47 met the entry criteria. Following 28 days of oral daily dosing, left-ventricle ejection fraction increased by 6.8% (p=0.017) relative to placebo in the 47 patients who met the prospectively-defined entry criteria. The 6.8% average absolute improvement over placebo represented an average relative increase in cardiac output of 22.6% for the patients receiving Oxypurinol. Improvement in the six minute walk was seen in both treatment groups. However, no statistically significant difference between the two groups was observed. No safety concerns were noted.
      In March 2003, we initiated a Phase II clinical trial in North America, called OPT-CHF, to evaluate the safety and efficacy of oral Oxypurinol in the treatment of congestive heart failure. This Phase II clinical trial enrolled 405 patients with moderate to severe symptomatic heart failure, those rated by the New York Heart Association as class III to class IV. The primary endpoint of the trial is the overall number of patients whose condition improves, worsens or remains unchanged as a result of treatment with Oxypurinol versus placebo during a six-month course of therapy. We have completed patient recruitment and expect to report the results in the third quarter of 2005. If successful, we may initiate a Phase III clinical trial in 2006.
      Intellectual Property. We have filed seven pending U.S. provisional patent applications and one international Patent Cooperation Treaty application (designating all contracting states including the U.S.) relating to Oxypurinol technology. Additionally, our license from Johns Hopkins has granted us exclusive rights under two issued U.S. patents and one U.S. and one European patent application. These owned and licensed patents and patent applications cover the use of xanthine oxidase inhibitors, formulations, compositions and methods of treatment for congestive heart failure.

Oxypurinol for Gout
      Pursuant to our license from Genzyme, in May 2002 we exercised our option to acquire the rights to clinical trial data for Oxypurinol in the treatment of allopurinol intolerant gout. Genzyme completed a pivotal, open-label Phase II/ III clinical study for the treatment of patients with symptomatic gout who are intolerant to allopurinol prior to our acquisition of this technology. In December 2003, we submitted a NDA to the FDA for Oxypurinol for the treatment of allopurinol intolerant gout patients. In June 2004, we received an “approvable” letter from the FDA stating that prior to final marketing approval, the FDA requires additional clinical and manufacturing data from us. We have stopped pursuing the allopurinol intolerant gout indication for Oxypurinol for the foreseeable future in order to maintain our focus on our cardiovascular assets.
Our Strategy
      Our goal is to create a leading commercial-stage life sciences company focused on cardiovascular disease. Key elements of our strategy include:

•	Developing RSD1235 and Oxypurinol, successfully. We have one completed and two ongoing Phase III clinical trials in collaboration with Fujisawa, our collaborative partner for RSD1235 (iv). We plan to initiate a Phase II clinical trial of RSD1235 (oral) in the second half of 2005. We have completed three proof of concept investigator-sponsored trials for Oxypurinol for congestive heart failure and in the fourth quarter of 2004 completed enrollment in a Phase II study in the fourth quarter of 2004. We intend to advance all of our clinical programs as aggressively as possible.

•	Continuing to focus on our core expertise in cardiac diseases and conditions. By focusing our efforts in this way, we have been able to assemble teams of employees and external advisors with a strong knowledge and understanding of cardiology. This collective knowledge, experience and expertise helps ensure that the novel ideas pursued are of a high caliber and are therefore more likely to result in a drug which impacts a specific disease state.

•	Maintaining capabilities that span pre-clinical and clinical development. We have the operational capability to conduct both pre-clinical and clinical development of a product candidate, including late stage trials and regulatory approval filings. This capability allows us to support partnership activities, or develop in-licensed and acquired technologies at any stage of development.

•	Continuing our focused commercialization strategy. We may retain commercial rights to our products for indications and territories where we believe we can effectively market them. For all other indications and territories, we intend to pursue strategic collaborations. We may seek collaborative partners with experience in, and resources for, the late-stage development and marketing of drugs in our therapeutic areas.

•	Expanding our product pipeline through in-licensing and/or acquisitions. We are evaluating clinical candidates to add to our clinical pipeline in the near term. With the approaching completion of the RSD1235 (iv) clinical program, we will have the operational capacity to take on additional programs. Our focus is on adding clinical candidates or near-clinical candidates within the cardiovascular realm.

•	Leveraging external resources. We focus our resources on those activities that add or create the most value. We maintain a small, core team of scientists and staff with the necessary skill base, and contract out the specialized work required for our projects, such as pre-clinical toxicology services and commercial manufacturing.

Licenses and Collaborative Research Agreements
      An important aspect of our product development strategy is the establishment of collaborations with pharmaceutical companies and research centers with resources and expertise vital to our programs and commercial objectives. In addition to our collaboration with Fujisawa, we have licenses and collaborative research agreements with a number of organizations, including the University of British Columbia, Johns Hopkins and Genzyme.
Competition
      The life sciences industry is characterized by extensive research efforts, rapid technology change and intense competition. Competition in the life sciences industry is based primarily on product performance, including efficacy, safety, ease of use and adaptability to various modes of administration, patient compliance, price, acceptance by physicians, manufacturing, sales, marketing, and distribution. Barriers to entry into the market include the availability of patent protection in the U.S. and other jurisdictions of commercial interest and the ability and time needed and cost required to obtain governmental approval for testing, manufacturing, sales, marketing and distribution.
      We are aware of a number of companies engaged in the development of drugs within our areas of focus. Due to the size of the cardiovascular market and the large unmet medical need, a number of the world’s largest pharmaceutical companies are developing or could potentially develop products that could compete with ours. Companies including, but not limited to, Boston Scientific, GlaxoSmithKline, Johnson & Johnson, Medtronic, Merck, Pfizer and Sanofi-Aventis all have products in development or in the market that could potentially compete with our RSD1235 or Oxypurinol product candidates.
Patents and Proprietary Protection
      We consider our patent portfolio as one of the key value contributors to our business. Therefore, we devote a substantial amount of resources each year to maintaining and augmenting our patent portfolio. Our patent strategy is to pursue the broadest possible patent protection on our proprietary products and technology in selected jurisdictions and to achieve maximum duration of patent protection available. Accordingly, for novel compounds or therapeutic use claims for the compound, composition, manufacturing, mechanism of action, dosing, plasma levels, combination with other drugs and therapeutic use have been made or will be made and for known compounds, claims directed to novel composition and/or use will be made in the patent application. We plan to protect our technology, inventions and improvements to our inventions by filing patent applications in selected key countries according to industry standard in a timely fashion.
      In addition to our patents, we also rely upon trade secrets, know-how and continuing technological innovations to develop our competitive position. It is our policy to require our directors, employees, consultants, members of our scientific advisory board and parties to collaborative agreements to execute confidentiality agreements upon the commencement of employment, consulting or collaborative relationships with us. In the case of employees and consultants, the agreements provide that all inventions resulting from work performed for us utilizing our property or relating to our business and conceived of or completed by the individual during employment are our exclusive property.
      We are required to pay milestone payments and royalties of license fees for the patents and patent applications we have licensed from, or for which we have been granted commercial rights by, the University of British Columbia and Johns Hopkins. We have no royalty obligations associated with any of the remaining patents and patent applications in our portfolio.
Regulatory Environment
      The research and development, manufacture, sale and marketing of pharmaceutical products are subject to extensive regulation. Drug licensing laws require licensing of manufacturing facilities, carefully controlled research and testing of products, governmental review and approval of results prior to marketing of therapeutic products, and adherence to Good Manufacturing Practices during production and compliance with comprehensive post-approval requirements. In the U.S., these activities are subject to rigorous regulation by the FDA.
      Our success is ultimately dependent on obtaining marketing approval for drugs currently under development and will depend on our ability to comply with FDA regulations governing the manufacturing, quality control, pre-clinical evaluation, and clinical testing of investigational new drugs, or INDs. Depending upon the circumstances surrounding the clinical evaluation of a product, we may undertake clinical trials, contract clinical trial activities to contract research organizations or rely upon corporate partners for such development. This approach will allow us to make cost effective developmental decisions in a timely fashion.
      The principal activities that must be completed after initial drug discovery, and synthesis work and before obtaining approval for marketing of a product in the U.S. are as follows:

•	pre-clinical studies, which includes pharmacological and efficacy testing in animals, toxicology testing and formulation work based on in vitro results, performed to assess the safety and potential efficacy of the product, and subject to good laboratory practice requirements;

•	submission of an IND application, which must become effective before human clinical trials commence;

•	Phase I clinical trials, the initial introduction of the product into human subjects, under which the compound is generally tested for safety, dosage, tolerance, metabolic interaction, distribution, excretion and pharmacodynamics;

•	Phase II clinical trials involving studies in a limited patient population to: (i) determine the efficacy of the product for specific, targeted indications, (ii) determine optimal dosage, and (iii) identify possible adverse effects and safety risks;

•	Phase III clinical trials which are undertaken to further evaluate clinical efficacy of the product and to further test for its safety within an expanded patient population at geographically dispersed clinical study sites in order to support marketing authorization;

•	the submission of an NDA to the government authorities in the U.S.; and

•	FDA acceptance of the NDA for filing and ultimately approval of an NDA prior to any commercial sale or shipment of the product, including pre-approval and post-approval inspections of its manufacturing facilities.
      Two key factors influencing the rate of progression of clinical trials are the rate at which patients are available to participate in the research project and whether effective treatments are currently available for the disease that the drug is intended to treat.
      An IND must be filed and accepted by the FDA before each phase of human clinical trials may begin. The IND application must contain specified information including the results of the pre-clinical studies or clinical tests completed at the time of the IND application. In addition, since the method of manufacture may affect the safety and efficacy of a drug, information on manufacturing methods and standards and the stability of the drug substance and the dosage form must be presented so that the FDA can ensure that the product that may eventually be sold to the public has the same composition as that determined to be effective and safe in the clinical trials. Production methods and quality control procedures must be in place to ensure a relatively pure compound, essentially free of contamination and uniform with respect to all quality aspects.
      U.S. law requires that studies conducted to support approval for product marketing be adequate and well controlled. In general, this means that either a placebo or a product already approved for the treatment of the disease or condition under study must be used as a reference control. Studies must also be conducted in compliance with good clinical practice requirements, and informed consent must be obtained from all study subjects.
      The FDA may prevent clinical trials from beginning or may place clinical trials on hold at any point in this process if, among other reasons, it concludes that clinical subjects are being exposed to an unacceptable health risk. Trials may also be prevented from beginning or may be terminated by institutional review boards, who must review and approve all research involving human subjects. Side effect or adverse events that are reported during clinical trials can delay, impede, or prevent marketing authorization.
      Upon completion of all clinical studies the data are analyzed to determine whether the trials successfully demonstrated safety and effectiveness, and whether a product approval application may be submitted. For products regulated as drugs, as opposed to biologics, the results are submitted to the FDA as part of an NDA to obtain approval to commence marketing the product. The NDA must include a substantial amount of data and other information concerning the safety and effectiveness of the compound from laboratory, animal and clinical testing, as well as data and information on manufacturing, product stability, and proposed product labeling. Each domestic and foreign manufacturing establishment, including any contract manufacturers we may decide to use, must be listed in the NDA and must be registered with the FDA. The application will likely not be approved until the FDA conducts a manufacturing inspection, approves the applicable manufacturing process for the drug product, and determines that the facility is in compliance with current good manufacturing practice, or GMP, requirements. If the manufacturing facilities and processes fail to pass the FDA inspection, we will not receive approval to market these products. We may partner later stage development of our drug candidates with companies that have experience in manufacturing in accordance with GMP requirements.
      Under the U.S. Prescription Drug User Fee Act, as amended, applicants must pay a substantial fee to the FDA for an NDA and any supplements thereto, as well as annual fees for commercial manufacturing establishments and for approved products. The NDA review fee alone now exceeds $0.67 million, although certain limited deferrals, waivers and reductions may be available.
      Under applicable laws and FDA regulations, each NDA submitted for FDA approval is usually reviewed for administrative completeness and reviewability within 45 to 60 days following submission of the application. If deemed complete, the FDA will file the NDA, thereby triggering substantive review of the application. The FDA can refuse to file any NDA that it deems incomplete or not properly reviewable. If the FDA refuses to file an application, the FDA will retain 25% of the user fee as a penalty. The FDA has established performance goals for the review of NDAs — six months for priority applications and 10 months for regular applications. However, the FDA is not legally required to complete its review within these periods and these performance goals may change over time. Moreover, the outcome of the review, even if generally favorable, typically is not an actual approval but an action letter that describes additional work that must be done before the application can be approved. The FDA’s review of an application may involve review and recommendations by an independent FDA advisory committee.
      Even if the FDA approves a product, it may limit the approved therapeutic uses for the product as described in the product labeling, require that warning statements be included in the product labeling, require that further studies be conducted as a condition of approval (sometimes called Phase IV studies), impose restrictions and conditions on product distribution, prescribing or dispensing in the form of a risk management plan, or otherwise limit the scope of any approval. Post-market studies may provide additional data on safety and efficacy necessary to gain approval for the use of a product as a treatment for clinical indications other than those for which the product was initially tested and approved.
      Significant legal and regulatory requirements also apply after FDA approval to market under an NDA. These include, among other things, requirements related to adverse event and other reporting, product advertising and promotion, and ongoing adherence to GMPs, as well as the need to submit appropriate new or supplemental applications and obtain FDA approval for certain changes to the approved product, product labeling or manufacturing process. The FDA also enforces the requirements of the U.S. Prescription Drug Marketing Act, or PDMA, which, among other things, imposes various requirements in connection with the distribution of product samples to physicians.
      In the U.S., the research, manufacturing, distribution, sale, and promotion of drug and biological products are potentially subject to regulation by various federal, state and local authorities in addition to the FDA, including the Centers for Medicare and Medicaid Services (formerly the Health Care Financing Administration), other divisions of the U.S. Department of Health and Human Services (e.g., the Office of Inspector General), the U.S. Department of Justice and individual U.S. Attorney offices within the Department of Justice, and state and local governments. For example, sales, marketing and scientific/educational grant programs must comply with the U.S. Medicare-Medicaid Anti-Fraud and Abuse Act, as amended, the U.S. False Claims Act, also as amended, the privacy provisions of the U.S. Health Insurance Portability and Accountability Act and similar state laws. Pricing and rebate programs must comply with the Medicaid rebate requirements of the U.S. Omnibus Budget Reconciliation Act of 1990, as amended, and the U.S. Veterans Health Care Act of 1992, as amended. If products are made available to authorized users of the U.S. Federal Supply Schedule of the General Services Administration, additional laws and requirements apply. All of these activities are also potentially subject to federal and state consumer protection and unfair competition laws.
Human Resources
      As of February 25, 2005, we employed or retained 63 persons, 33 of whom hold advanced degrees in science or business, including 17 who hold PhD or MD degrees. Our employees are not unionized. We believe that relations with our employees are good.
Facilities
      Our principal office and main laboratory is located at 6190 Agronomy Road, 6th Floor, Vancouver, British Columbia, V6T 1Z3, Canada. On September 3, 2003, we entered into a lease agreement for such premises which consists of 15,852 square feet of office and laboratory space. The term of the lease is 10 years commencing on March 15, 2004. Annual lease payments will be C$301,000 per annum in the first year, increasing by C$8,000 each year until the fifth year at which time the annual lease payments will be C$333,000 per annum. For each remaining year of the term after the fifth year, the annual lease payments will be C$357,000 per annum. We may, at our option, extend the term of the lease for three additional two-year periods at then market rates.
Incorporation and Subsidiaries
      We were incorporated under the Company Act (British Columbia) on December 12, 1986 under the name Nortran Resources Ltd. In June 1992, we changed our name to Nortran Pharmaceuticals Inc. In June 2001, we changed our name to Cardiome Pharma Corp. On March 8, 2002, we continued under the Canada Business Corporations Act and effected a four-to-one share consolidation. On May 14, 2003, we amended our articles to create a class of preferred shares, issuable in series and to create special rights and restrictions for our common shares and our preferred shares.
      We have three wholly-owned subsidiaries, Rhythm-Search Developments Ltd., a company incorporated under the Company Act (British Columbia), Cardiome, Inc. (formerly Paralex, Inc.) a company incorporated under the Delaware General Corporation Law and Cardiome Research and Development (Barbados), Inc., a company incorporated under the Companies Act of Barbados. In September 2002, Atriven Cardiology Corp., formerly one of our subsidiaries, was dissolved and its assets were transferred to us.

MANAGEMENT AND DIRECTORS
      The following table sets forth the name and title of each of our executive officers and directors. Each director is elected by the shareholders at the annual general meeting and holds office until the next annual general meeting. Each officer holds office at the pleasure of our board of directors.

Name	Title

Robert W. Rieder(1)	President, Chief Executive Officer and Director
Alan M. Ezrin, PhD	Chief Scientific Officer and Director
Douglas G. Janzen	Chief Financial Officer
Charles J. Fisher, MD	Chief Medical Officer and Executive Vice President, Clinical and Regulatory Affairs
Mark C. Rogers, MD(1)(2)	Chairman of the Board and Director
Jackie M. Clegg(3)(4)	Director
Kenneth H. Galbraith, CA(3)(4)	Director
Fred H. Mermelstein, PhD(2)	Director
Harold H. Shlevin, PhD(3)(4)	Director
Ralph Snyderman, MD(1)(2)	Director

(1)	Member of the Nomination Committee.

(2)	Member of the Compensation Committee.

(3)	Member of Corporate Governance Committee.

(4)	Member of the Audit Committee.
Senior Executive Officers and Directors
      The following are brief biographies of our executive officers and directors.
      Robert W. Rieder, President, Chief Executive Officer and Director. Mr. Rieder has been our President and Chief Executive Officer since March 1998. Mr. Rieder has extensive experience in venture capital investing and in operational management. He was Vice President at MDS Ventures Pacific Inc., the Vancouver-based affiliate of MDS Capital Corp., and has served as a director for nine public and private technology companies. Mr. Rieder is a member of our Nomination Committee.
      Alan M. Ezrin, PhD, Chief Scientific Officer and Director. Dr. Ezrin has been a director and our Chief Scientific Officer since January 2001. Dr. Ezrin has extensive research and development and business experience in both the large pharmaceutical industry and in the biotechnology sector in the U.S. and Canada. Dr. Ezrin was with Sterling-Winthrop Research Group from 1982 to 1993. In 1993, Dr. Ezrin joined Glycomed Inc. as Assistant Vice President of Experimental Therapeutics focusing on carbohydrate-based therapeutics. Following the successful merger of Glycomed Inc. into Ligand Pharmaceuticals Inc., he joined RedCell Inc. as Vice President of Pre-Clinical Development in 1995. In 1997, he led the restructuring of RedCell Inc. through creating ConjuChem Inc. in Montreal. At ConjuChem, Dr. Ezrin was acting Chief Operating Officer and then Chief Scientific Officer. He has published numerous scientific articles and holds numerous patents for inventions in the pharmaceutical industry.
      Douglas G. Janzen, Chief Financial Officer. Mr. Janzen joined us as Chief Financial Officer in January of 2003. He has extensive experience in corporate banking and financing within the biotech sector. Most recently, Mr. Janzen served as Managing Director — Health Sciences, and Partner, at Sprott Securities Inc., a Toronto based investment bank. Prior to Sprott Securities Inc., Mr. Janzen was Head of Research, and Senior Health Sciences Analyst at Loewen, Ondaatje, McCutcheon Limited, another Toronto based investment bank.
      Charles J. Fisher, MD, Chief Medical Officer, Executive Vice President, Clinical Development & Regulatory Affairs. Dr. Fisher has over 20 years of experience in clinical research trials and Phase I to IV drug development. He was most recently Divisional Vice President of Global Pharmaceutical Development at Abbott Laboratories Limited, responsible for the global development of pharmaceuticals, biologics and drug coated medical devices. Prior to Abbott Laboratories Limited, he was an Executive Director and Clinical Research Fellow at Eli Lilly & Co. During his time with Eli Lilly & Co., he was responsible for developing business strategy for critical care, cardiovascular, inflammation and bio-products, therapeutics areas, identification of disease state targets, and business development. Prior to joining industry, Dr. Fisher had a distinguished career as Professor and Head, Critical Care Medicine at the Cleveland Clinic Foundation. He has personally designed, conducted and executed over 20 clinical trials as Principal Investigator. From 1977-1997 Dr. Fisher held various professor and director positions at the University of Manitoba, the University of California at Davis Medical Center, Case Western Reserve University and The Cleveland Clinic Foundation.
      Mark C. Rogers, MD, Chairman of the Board and Director. Dr. Rogers has been our Chairman of the Board since March 11, 2002. Dr. Rogers is currently Principal of Bradmer Ventures. Previously, Dr. Rogers served as President of Paramount Capital, Inc., Paramount Capital Investments, LLC and Paramount Capital Asset Management, Inc. Dr. Rogers is a physician trained in four medical specialties, including cardiology. He was appointed Professor and Chairman of the Department of Anesthesiology and Critical Care Medicine at Johns Hopkins University, is the author of 150 publications and 11 books and is a member of the National Academy of Sciences’ Institute of Medicine. Dr. Rogers is the Chair of our Nomination Committee and a member of our Compensation Committee.
      Jackie M. Clegg, Director. Ms. Jackie Clegg currently serves as a Founder and Managing Partner of Clegg International Consultants, LLC, or CIC. CIC is a consulting firm focusing on strategic advice, crisis management and Washington representation, especially for businesses with an international interest. In July 2003, Ms. Clegg joined the board of directors of Blockbuster Inc., where she serves as an independent member on the Audit Committee, the Corporate Governance and Nominating Committee, and Chair of the Special Committee for Divestiture. Ms. Clegg also is a member of the board of directors for the Chicago Board of Trade and on the board of directors for Innovative Drug Delivery systems. Previous to CIC, Ms. Clegg served as Vice Chair of the board of directors, First Vice President and Chief Operating Officer of the Export-Import Bank of the U.S., or Ex-Im Bank. Prior to joining Ex-Im Bank, she served as a staff member on the U.S. Senate Committee on Banking and as an associate staff member to the U.S. Senate Committee on Appropriations. Ms. Clegg is a member of our Corporate Governance Committee and Audit Committee.
      Kenneth H. Galbraith, CA, Director. Mr. Galbraith has been our director since May 12, 2003. Mr. Galbraith is currently the President of Gigha Consulting Ltd., a technology consulting and investment management company formed in October 2000. Previously, he was employed by QLT Inc., a biotechnology company where he progressed to the position of Executive Vice President and Chief Financial Officer during his 13 year tenure. Mr. Galbraith is the Chair of both of our Corporate Governance Committee and Audit Committee. Mr. Galbraith is a chartered accountant.
      Fred H. Mermelstein, PhD, Director. Dr. Mermelstein has been our director since March 2002. Dr. Mermelstein currently serves as President and Chief Executive Officer of Innovative Drug Delivery Systems, Inc. Dr. Mermelstein was Director of Venture Capital at Paramount Capital Investments, LLC., and he is a member of the Orion Biomedical GP, LLC. He currently serves as a director of Adherex Technologies, Inc., Innovative Drug Delivery Systems, and the Jordan Heart Foundation. He also served as director and Chief Scientific Officer of PolaRx Biopharmaceuticals and President of Androgenics Technologies, Inc. Dr. Mermelstein has served as advisor to both the New York Emerging Industries Fund and Technology Transfer Fund of the New York Economic Development Organization. Dr. Mermelstein received a PhD joint degree in both pharmacology and toxicology at Rutgers University and University of Medicine and Dentistry of New Jersey-Robert Wood Johnson Medical School. He completed his post-doctoral training in transcription/gene regulation as a research fellow of the Howard Hughes Medical Institute located in the Department of Biochemistry at University of Medicine and Dentistry of New Jersey-Robert Wood Johnson Medical School. Dr. Mermelstein is a member of our Compensation Committee and our Scientific

Advisory Board. Dr. Mermelstein is the author of 14 publications in peer reviewed scientific journals, three patents, and recipient of several research grants from both the U.S. Army and National Institutes of Health.
      Harold H. Shlevin, PhD, Director. Dr. Shlevin joined Solvay Pharmaceuticals, Inc. as Senior Vice President of business development and scientific affairs in August 1998 and became President and Chief Executive Officer on June 1, 2000. He has three decades of diverse healthcare business-related experience, involving every aspect of the pharmaceutical business from research and development to commercial operations. He is a member of Solvay Pharmaceuticals, Inc.’s board of directors and management committee, an officer of the corporation, and Chairman of the board of directors of its independently owned and operated subsidiary Unimed Pharmaceuticals, Inc. Dr. Shlevin is a member of the global pharmaceutical management committee for Solvay Pharmaceuticals Inc., the consortium of Solvay S.A.’s worldwide pharmaceutical business, and a member of the board of Solvay Draka. His past industry experience includes leadership roles at G.D. Searle and Co., Ciba-Geigy Corp. and Ciba Vision. Dr. Shlevin is a member of our Corporate Governance Committee and Audit Committee.
      Ralph Snyderman, MD, Director. Dr. Snyderman is Chancellor Emeritus, Duke University and James B. Duke Professor of Medicine in the Duke University School of Medicine, and is currently a Visiting Professor in the Department of Medicine at the University of California, San Francisco. He served as Chancellor for Health Affairs and Dean of the School of Medicine from 1989 to July 2004. His bibliography exceeds 350 manuscripts as well as numerous books. In 1987, Dr. Snyderman left Duke University to join Genentech, Inc. as Senior Vice President for medical research and development and a member of its senior leadership team. Dr. Snyderman is a member of our Nomination Committee and Compensation Committee.

DESCRIPTION OF SHARE CAPITAL
      Our authorized share capital consists of an unlimited number of common shares and an unlimited number of preferred shares, issuable in series. As of February 25, 2005, 41,010,750 common shares and no preferred shares were issued and outstanding. In addition, as of February 25, 2005 there were 4,866,493 common shares issuable upon the exercise of outstanding stock options at a weighted average exercise price of C$5.12 per share, 303,166 common shares reserved for future grant or issuance under our stock option plan and 176,500 common shares issuable upon the exercise of outstanding warrants at a weighted-average exercise price of $4.10 per share. All of the common shares are of the same class and, once issued, rank equally as to entitlement to dividends, voting powers (one vote per share) and participation in assets upon dissolution or winding-up. No common shares have been issued subject to call or assessment. The common shares contain no pre-emptive or conversion rights and have no provisions for redemption or purchase for cancellation, surrender, or sinking or purchase funds. Provisions as to the modification, amendment or variation of such rights or provisions are contained in our articles and bylaws and in the Canada Business Corporations Act.
      The preferred shares may be issued from time to time in one or more series. The terms of each series of preferred shares, including the number of shares, the designation, rights, preferences, privileges, priorities, restrictions, conditions and limitations, will be determined at the time of creation of each such series by our board of directors, without shareholder approval, provided that all preferred shares will rank equally within their class as to dividends and distributions in the event of our dissolution, liquidation or winding-up.

CERTAIN INCOME TAX CONSIDERATIONS
Certain United States Federal Income Tax Considerations
      The following description is a general summary of certain material U.S. federal income tax consequences of the purchase, ownership and disposition of the common shares offered hereunder (the “Offered Shares”) by a “U.S. Holder”. This discussion does not address all potentially relevant U.S. federal income tax matters, and unless otherwise specifically provided, it does not address any state, local, foreign or alternative minimum tax consequences of purchasing, holding or disposing of the Offered Shares. This discussion is limited to U.S. Holders that own less than 10% of Cardiome’s total shares outstanding.
      As used herein, the term “U.S. Holder” means the following persons who invest in and hold Offered Shares as capital assets: (i) citizens or residents (as defined for U.S. federal income tax purposes) of the U.S.; (ii) corporations (or other entities classified as corporations for U.S. federal income tax purposes) organized under the laws of the U.S. or of any state or the District of Columbia, (iii) an estate whose income is subject to U.S. federal income taxation regardless of its source, and (iv) a trust (A) if a U.S. court is able to exercise primary supervision over the administration of the trust and one or more U.S. persons have the authority to control all substantial decisions of the trust, or (B) that has elected to be treated as a U.S. person under applicable U.S. Treasury regulations (“Treaty Regulations”) and, in each case, (a) who are residents of the U.S. for purposes of the Canada-United States Tax Convention (1980), as amended (the “Convention”), (b) whose common shares would not, for purposes of the Convention, be effectively connected with a permanent establishment in Canada and (c) who otherwise would qualify for the full benefits of the Convention. It should be noted that certain “single member entities” are disregarded for U.S. federal income tax purposes. Thus, the income, gain, loss and deductions of such entity are attributed to the owner of such single member entity for U.S. federal income tax purposes. The discussion below for U.S. Holders may not apply to certain single member non-corporate entities that are treated as owned by a non-U.S. Holder. If a partnership holds Offered Shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. Prospective investors which are single member non-corporate entities or partners in partnerships holding Offered Shares should consult with their own tax advisors to determine the U.S. federal, state, local and other tax consequences that may be relevant to them.
      This summary is based on the Convention, the U.S. Internal Revenue Code of 1986, as amended (the “Code”), administrative pronouncements, judicial decisions and existing and proposed Treasury Regulations, changes to any of which subsequent to the date of this short form prospectus may affect the tax consequences described herein possibly on a retroactive basis. It is for general guidance only and does not address the consequences applicable to certain categories of shareholders subject to special treatment under the Code, including, but not limited to, tax exempt organizations, pass through entities, certain financial institutions, insurance companies, dealers in securities or foreign currencies, traders in securities electing to mark to market, U.S. persons whose functional currency (as defined in Section 985 of the Code) is not the U.S. dollar or persons that own directly, indirectly or by application of the constructive ownership rules of the Code 10% or more of Cardiome’s shares by voting power or by value. Persons considering the purchase of Offered Shares should consult their tax advisors with regard to the application of the income tax laws of the U.S. and any other taxing jurisdiction to their particular situations.
      This summary is of a general nature only and is not intended to be, and should not be construed to be, legal, business or tax advice to any prospective investor, and no representation with respect to the tax consequences to any particular investor is made. Prospective investors should consult their own tax advisors with respect to the income tax considerations relevant to them, having regard to their particular circumstances.

Dividends
      A U.S. Holder generally will recognize, to the extent of Cardiome’s current and accumulated earnings and profits (determined in accordance with U.S. federal income tax principles), dividend income on the receipt of distributions (including constructive dividends) on the Offered Shares equal to the U.S. dollar value of such distributions determined by reference to the exchange rate on the day they are received by the U.S. Holder (with the value of such distributions computed before any reduction for any Canadian withholding tax). Any amount of such distributions treated as dividends generally will not be eligible for the dividends received deduction available to certain U.S. corporate shareholders. To the extent that any such distribution exceeds Cardiome’s current and accumulated earnings and profits, it will be treated first as a tax-free return of the U.S. Holder’s tax basis in the Offered Shares to the extent thereof, and thereafter as a gain from the sale or exchange of such shares (see “Dispositions” below). U.S. Holders who receive distributions in Canadian dollars must include in income under the rules described above an amount equal to the U.S. dollar value of such distributions on the date of receipt based on the exchange rate on such date. U.S. Holders should consult their own tax advisors regarding the treatment of foreign currency gain or loss, if any, on any distributions received in Canadian dollars that are subsequently converted into U.S. dollars. As discussed below under “Certain Canadian Federal Income Tax Considerations”, distributions to a U.S. Holder with respect to the Offered Shares will be subject to Canadian non-resident withholding tax, which is limited to a maximum rate of 15% pursuant to the terms of the Convention. Any Canadian withholding tax paid will not reduce the amount treated as received by the U.S. Holder for U.S. federal income tax purposes. However, subject to limitations imposed by U.S. law, a U.S. Holder may be eligible to receive a foreign tax credit for the Canadian withholding tax. Because the limitations applicable to the foreign tax credit rules are complex, U.S. Holders should consult their own advisors concerning the implications of these rules in light of their particular circumstances. U.S. Holders who do not elect to claim any foreign tax credits may be able to claim an ordinary income tax deduction for Canadian income tax withheld.
      With respect to non-corporate U.S. investors, certain dividends received before January 1, 2009 from a qualified foreign corporation may be subject to reduced rates of taxation. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of a comprehensive income tax treaty with the U.S. which the U.S. Treasury Department determines to be satisfactory for these purposes and which includes an exchange of information provision. The U.S. Treasury Department has determined that the Convention meets these requirements. However, a foreign corporation is also treated as a qualified foreign corporation with respect to dividends paid by that corporation on shares that are readily tradable on an established securities market in the U.S. Management believes that Cardiome’s common shares, which are quoted on the Nasdaq National Market, are readily tradable on an established securities market in the U.S. There can be no assurance that Cardiome’s common shares will be considered readily tradable on an established securities market in later years. Non-corporate holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income” pursuant to section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. You should consult your own tax advisors regarding the application of this legislation to your particular circumstances.

Dispositions
      Upon a sale or exchange of an Offered Share, a U.S. Holder will generally recognize a capital gain or loss equal to the difference between the amount realized on such sale or exchange (or, if the amount realized is denominated in Canadian dollars, its U.S. dollar equivalent, determined by reference to the spot rate of exchange on the date of disposition) and the tax basis of such Offered Share. Such gain or loss will be a long-term capital gain or loss if the Offered Share has been held for more than one year and will be short-term gain or loss if the holding period is equal to or less than one year. Such gain or loss generally will be considered U.S. source gain or loss for U.S. foreign tax credit purposes. Long-term capital gains of non-corporate taxpayers are eligible for reduced rates of taxation. There are currently no preferential tax rates for long-term capital gains of a U.S. Holder which is a corporation. For both corporate and non-corporate taxpayers, limitations apply to the deductibility of capital losses.

Passive Foreign Investment Company
      The rules governing “passive foreign investment companies” can have significant tax effects on U.S. Holders. Cardiome could be classified as a passive foreign investment company if, for any taxable year, either:

(a) 75% or more of Cardiome’s gross income is “passive income,” which generally includes interest, dividends, certain gains from the sale or exchange of stock or securities and some types of rents and royalties, or

(b) on average, 50% or more of Cardiome’s assets, by fair market value, or, in some cases, by adjusted tax basis, produce or are held for the production of “passive income.”
      Distributions constituting “excess distributions,” as defined in Section 1291 of the Code, from a passive foreign investment company and dispositions of shares of a passive foreign investment company are subject to the highest rate of tax on ordinary income in effect and to an interest charge based on the value of the tax deferred during the period during which the shares are owned.
      Management does not believe that Cardiome is currently a passive foreign investment company. However, no assurance can be given that Cardiome will not become a passive foreign investment company in the future. Moreover, prospective investors should be aware that Cardiome does not intend to provide U.S. Holders with information as to its status as a passive foreign investment company or to comply with any record keeping, reporting or other requirements of the Code applicable to passive foreign investment companies. Non-corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from Cardiome prior to January 1, 2009 if Cardiome is a passive foreign investment company in the taxable year in which such dividends are paid or in the preceding taxable year. U.S. Holders should consult a tax advisor with respect to how the passive foreign investment company rules affect their tax situation.

Information Reporting and Backup Withholding
      A U.S. Holder may be subject to U.S. information reporting with respect to dividends paid on the Offered Shares and certain payments of proceeds from the sale or exchange of the Offered Shares, unless such U.S. Holder is a corporation or comes within certain other exempt categories and, when required, demonstrates this fact. A U.S. Holder that is subject to U.S. information reporting generally will also be subject to U.S. backup withholding (currently at the rate of 28%) unless such U.S. Holder provides a correct taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding tax rules. The amount of any backup withholding from a payment to a U.S. Holder will be allowed as a credit against the U.S. Holder’s U.S. federal income tax liability.
Certain Canadian Federal Income Tax Considerations
      The following is a general summary of the principal Canadian federal income tax consequences of the purchase, ownership and disposition of the Offered Shares generally applicable to purchasers of Offered Shares pursuant to this offering who, at all relevant times, are residents of the U.S. for the purposes of the Convention, are not residents of Canada or deemed to be residents of Canada for purposes of the Income Tax Act (Canada) (the “Canadian Tax Act”), hold their Offered Shares as capital property, deal at arm’s length with Cardiome for the purposes of the Canadian Tax Act, and do not use or hold and are not deemed to use or hold such Offered Shares in connection with a business carried on, or deemed to be carried on, in Canada (“U.S. Resident Holders”). Whether a U.S. Resident Holder holds Offered Shares as capital property for purposes of the Canadian Tax Act will depend on all of the circumstances relating to the acquisition and holding of those shares. Offered Shares will generally be considered to be capital property to a U.S. Resident Holder unless the shares are held in the course of carrying on a business or unless that holder is engaged in an adventure in the nature of trade (i.e. speculation) with respect to such shares. Special rules, which are not discussed in this summary, may apply to a U.S. Resident Holder that is an insurer carrying on business in Canada and elsewhere.

      This summary is based upon the current provisions of the Canadian Tax Act, the regulations thereunder, all specific proposals to amend the Canadian Tax Act and regulations thereunder publicly announced by or on behalf of the Minister of Finance of Canada prior to the date hereof (the “Proposals”), the provisions of the Convention as in effect on the date hereof, and an understanding of the current published administrative practices and policies of the Canada Revenue Agency. Other than the Proposals, this summary does not take into account or anticipate any changes in law, whether by legislative, governmental or judicial action, nor does it take into account tax laws of any province or territory of Canada or of any jurisdiction outside Canada. The summary assumes that the Proposals will be enacted substantially as proposed, but there can be no assurance that the Proposals will be enacted as proposed or at all.
      This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular U.S. Resident Holder, and no representation with respect to the tax consequences to any particular U.S. Resident Holder is made. The tax liability of a U.S. Resident Holder will depend on the holder’s particular circumstances. Accordingly, U.S. Resident Holders should consult with their own tax advisors for advice with respect to their own particular circumstances.

Dividends
      Dividends paid or credited or deemed under the Canadian Tax Act to be paid or credited to a U.S. Resident Holder on the Offered Shares will generally be subject to Canadian withholding tax at a rate of 25% on the gross amount of such dividends. Under the Convention, the rate of Canadian withholding tax which would apply on dividends paid on the Offered Shares to a U.S. Resident Holder that beneficially owns such dividends is generally 15% unless the beneficial owner is a company which owns at least 10% of the voting shares of Cardiome at that time, in which case the rate of Canadian withholding tax is reduced to 5%.

Dispositions
      A U.S. Resident Holder will not be subject to tax under the Canadian Tax Act on any capital gain realized by the holder on a disposition or deemed disposition of Offered Shares, provided that the shares do not constitute “taxable Canadian property” of the U.S. Resident Holder for purposes of the Canadian Tax Act. Offered Shares will generally not constitute taxable Canadian property of a U.S. Resident Holder provided that such shares are listed on a prescribed stock exchange (which currently includes the Toronto Stock Exchange and Nasdaq National Market) at the time of the disposition unless, at any time during the 60-month period immediately preceding the disposition, the U.S. Resident Holder, persons with whom the U.S. Resident Holder did not deal at arm’s length, or the U.S. Resident Holder together with all such persons owned 25% or more of the issued shares of any series or class of the capital stock of Cardiome. U.S. Resident Holders to whom Offered Shares constitute taxable Canadian property should consult with their own tax advisors as to the Canadian income tax consequences of a disposition of the Offered Shares.

UNDERWRITING
      We are offering our common shares described in this prospectus through the underwriters described below. UBS Securities LLC, CIBC World Markets Corp., GMP Securities Ltd. and Leerink Swann & Company are the representatives of the underwriters. UBS Securities LLC and CIBC World Markets Corp. are acting as joint book-running managers of this offering.
      We have entered into an underwriting agreement with the underwriters, dated March      , 2005. Subject to the terms and conditions of the underwriting agreement, each of the underwriters has severally agreed to purchase the number of shares listed next to its name in the following table:

Number of
Underwriters	Shares

UBS Securities LLC
CIBC World Markets Corp.
GMP Securities Ltd.
Leerink Swann & Company
First Associates Investments Inc.
Orion Securities Inc.

Total	8,500,000

      The obligations of the underwriters under the underwriting agreement are conditional and may be terminated at their discretion based on their assessment of the state of the financial markets and may be terminated on the occurrence of certain events. The underwriting agreement provides that the underwriters must buy all of the shares if they buy any of them. However, the underwriters are not required to take or pay for the shares covered by the underwriters’ over-allotment option described below.
      Our common shares are offered subject to a number of conditions, including:

•	receipt and acceptance of our common shares by the underwriters; and

•	the underwriter’s right to reject orders in whole or in part.
      In connection with this offering, certain of the underwriters or securities dealers may distribute this prospectus electronically.
      This offering is being made concurrently in the U.S. and in each of the provinces of Canada pursuant to the Canada/ U.S. multijurisdictional disclosure system. Subject to applicable law and certain restrictions, the underwriters may offer our common shares outside the U.S. and Canada. Broker-dealer affiliates of certain of the underwriters may sell our common shares in the U.S., Canada or elsewhere, in each case pursuant to applicable law.
Over-allotment Option
      We have granted the underwriters an option to buy up to an aggregate of 1,275,000 additional common shares. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with this offering and for market stabilization purposes. The underwriters have 30 days from the date of this prospectus to exercise this option. If the underwriters exercise the option, they will each purchase additional common shares approximately in proportion to the amounts specified in the table above.
Commissions and Discounts
      Common shares sold by the underwriters to the public will initially be offered at the offering price set forth on the cover of the prospectus. Any common shares sold by the underwriters to securities dealers may be sold at a discount of up to $           per common share from the public offering price. Any of these securities dealers may resell any common shares purchased from the underwriters to other brokers or dealers at a discount of $           per common share from the public offering price. If all the common shares are not sold at the public offering price, the underwriters may change the offering price and other selling terms. Upon execution of the underwriting agreement, the underwriters will be obligated to purchase the common shares at the prices and upon the terms stated therein, and, as a result, will thereafter bear any risk associated with changing the offering price to the public or other selling terms.
      The following table shows the per shares and total underwriting discounts and commissions we will pay to the underwriters assuming both no exercise and full exercise of the underwriters’ option to purchase up to an additional 1,275,000 common shares.

Paid by the Corporation	No Exercise	Full Exercise

Per common share	$	$
Total	$	$
      We estimate that our total expenses of the offering payable by us, not including the underwriting discounts and commissions, will be approximately $1,000,000.
No Sales of Similar Securities
      We and our executive officer and directors have entered into lock-up agreements with the underwriters. Under these agreements, subject to certain exceptions, we and each of these persons may not, without the prior written approval of UBS Securities LLC and CIBC World Markets Corp., offer, sell, contract to sell or otherwise dispose of, directly or indirectly, or hedge our common shares or securities convertible into or exercisable or exchangeable for our common shares. These restrictions will be in effect for a period of 90 days after the date of this prospectus. At any time and without public notice, UBS Securities LLC and CIBC World Markets Corp. may release all or some of the securities from these lock-up agreements
      Notwithstanding the foregoing, if (1) during the last 18 days of the 90-day lock-up period we issue an earnings release or material news or a material event relating to us occurs or (2) prior to the expiration of the 90-day lock-up period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 90-day lock-up period, then, subject to limited exemptions or a waiver by UBS Securities LLC and CIBC World Markets Corp., the restrictions described above will continue to apply until the expiration of the 18-day period beginning on the issuance of the earnings release or the occurrence of the material news or material event.
Indemnification and Contribution
      We have agreed to indemnify the underwriters and their broker/ dealer affiliates, directors, officers and control persons against certain liabilities, including certain liabilities under the U.S. Securities Act of 1933, as amended, and under applicable Canadian securities legislation. If we are unable to provide this indemnification, we have agreed to contribute to payments the underwriters may be required to make in respect of those liabilities.
Price Stabilization, Short Positions
      In connection with this offering, the underwriters may engage in activities that stabilize, maintain or otherwise affect the price of our common shares including:

•	stabilizing transactions;

•	short sales;

•	purchases to cover positions created by short sales;

•	imposition of penalty bids; and

•	syndicate covering transactions.
      Stabilizing transactions consist of bids or purchases made for the purpose of preventing or retarding a decline in the market price of our common shares while this offering is in process. These transactions may also include making short sales of our common shares, which involves sales by the underwriters of a greater number of shares than they are required to purchase in this offering, and purchasing common shares on the open market to cover positions created by short sales. Short sales may be “covered short sales,” which are short positions in an amount not greater than the underwriters’ over-allotment options referred to above, or may be “naked short sales,” which are short positions in excess of that amount.
      The underwriters may close out any covered short position either by exercising their over-allotment option, in whole or in part, or by purchasing shares in the open market. In making this determination, the underwriters will consider, among other things, the price of shares available for purchase in the open market, as compared to the price at which they may purchase shares through the over-allotment option. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that, in the open market after pricing, there may be downward pressure on the price of the shares that could adversely affect investors who purchase shares in this offering.
      The underwriters may also impose a penalty bid. This occurs when a particular underwriter repays to the underwriters a portion of the underwriting discount received by it because the representatives have repurchased shares sold by or for the account of that underwriter in stabilizing or short covering transactions.
      In addition, pursuant to policy statements of the Ontario Securities Commission and the Autorité des marchés financiers du Québec, the underwriters may not, throughout the period of distribution under this prospectus, bid for or purchase our common shares. The foregoing restriction is subject to certain exceptions, on the condition that the bid or purchase not be engaged in for the purpose of creating actual or apparent active trading in or raising the price of our common shares. These exceptions include a bid or purchase permitted under the applicable regulatory rules relating to market stabilization and passive market making activities and a bid or purchase made for or on behalf of a customer where the order was not solicited during the period of distribution.
      As a result of these activities, the price of our common shares may be higher than the price that otherwise might exist in the open market. If these activities are commenced, they may be discontinued by the underwriters at any time. The underwriters may carry out these transactions on the Nasdaq National Market, the Toronto Stock Exchange, in the over-the-counter market or otherwise.
Affiliations
      Certain of the underwriters and their affiliates have in the past performed investment banking, commercial lending and financial advisory services for us for which they have received customary compensation, and they may from time to time do so in the future.
      In the ordinary course of their respective businesses, the underwriters and their affiliates in the future may engage in investment banking transactions with us, for which they will receive customary fees.
Nasdaq National Market Quotation and Toronto Stock Exchange Listing
      We have applied to have our common shares issued under this offering quoted on the Nasdaq National Market and listed on the Toronto Stock Exchange. The listing of such common shares will be subject to our fulfilling all the listing requirements of the Toronto Stock Exchange and the Nasdaq National Market.
LEGAL MATTERS
      Certain legal matters relating to this offering will be passed upon on our behalf by McCarthy Tétrault LLP (with respect to Canadian law) and Preston Gates & Ellis LLP (with respect to U.S. law) and on behalf of the underwriters by Stikeman Elliott LLP (with respect to Canadian law) and Simpson Thacher & Bartlett LLP (with respect to U.S. law). The partners and associates of McCarthy Tétrault LLP, as a group, and the partners and associates of Stikeman Elliott LLP, as a group, each beneficially own, directly or indirectly, less than one percent of our outstanding common shares. Joseph Garcia, our Corporate Secretary, is a partner of McCarthy Tétrault LLP.
DOCUMENTS INCORPORATED BY REFERENCE
      The following documents, filed with the securities commissions or similar regulatory authorities in each of the provinces of Canada, are specifically incorporated by reference into, and form an integral part of, this prospectus:

•	our annual information form dated February 28, 2005;

•	our management’s discussion and analysis of financial condition and results of operations dated February 28, 2005 in respect of our audited consolidated financial statements for the year ended December 31, 2004 and the thirteen month period ended December 31, 2003, which is reproduced in this prospectus;

•	our audited consolidated financial statements as at December 31, 2004 and December 31, 2003, and for the year ended December 31, 2004, the thirteen month period ended December 31, 2003 and the year ended November 30, 2002, together with the auditors’ report thereon and the notes to such statements, which are reproduced in this prospectus;

•	our information circular dated April 27, 2004 relating to our annual meeting held on May 25, 2004 (excluding the sections entitled “Report of Executive Compensation” and “Corporate Governance”);

•	our material change report dated January 27, 2005 relating to the announcement of the appointment of Dr. Charles Fisher to the position of Chief Medical Officer and Executive Vice President, Clinical and Regulatory Affairs;

•	our material change report dated February 4, 2005 relating to the announcement of additional results from our recently completed 416 patient atrial arrhythmia clinical study; and

•	our material change report dated February 11, 2005 relating to the announcement of results for the investigator-sponsored LaPlata clinical study for Oxypurinol in congestive heart failure patients; and

•	our material change report dated February 23, 2005 relating to the announcement of a $6 million milestone payment from Fujisawa Healthcare, Inc.
      Any documents of the type referred to above (excluding confidential material change reports) filed by us with the various securities commissions or any similar authorities in the provinces of Canada after the date of this prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference into this prospectus.
      Any statement contained herein or in a document incorporated by reference herein are not incorporated by reference to the extent their contents are to be modified or superseded by is a statement contained herein or in any subsequently filed document that also is incorporated by reference herein modifies or supersedes that statement. The modifying or superseding statement need not state that it has modified or superseded a prior statement or include any other information set forth in the document that it modifies or supersedes. The making of a modifying or superseding statement is not to be deemed an admission for any purposes that the modified or superseded statement, when made, constituted a misrepresentation, an untrue statement of material fact or an omission to state a material fact that is required to be stated or is necessary to make a statement not misleading in light of the circumstances in which it was made. Any statement so modified or superseded shall not constitute a part of this prospectus, except as so modified or superseded.
      Information has been incorporated by reference in this prospectus from documents filed with securities commissions or similar authorities in Canada. Copies of the documents incorporated herein by reference may be obtained on request without charge from the Assistant Secretary of Cardiome Pharma Corp. at 6190 Agronomy Road, 6th Floor, Vancouver, British Columbia, Canada, V6T 1Z3. Telephone: (604) 677-6905, Email: cyip@cardiome.com or by accessing them through the internet on the Canadian System for Electronic Document Analysis and Retrieval (SEDAR) at www.sedar.com. For the purposes of the Province of Québec, this simplified prospectus contains information to be completed by consulting the permanent information record. A copy of the permanent information record can be obtained from the Assistant Secretary of Cardiome Pharma Corp. at the above mentioned address and telephone number.
DOCUMENTS FILED AS PART OF THE REGISTRATION STATEMENT
      The following documents have been filed with the SEC as part of the registration statement of which this prospectus forms a part: (a) the Underwriting Agreement; (b) the documents listed under the heading “Documents Incorporated by Reference”; (c) powers of attorney from our directors and officers; and (d) the consent of Ernst & Young LLP.
WHERE YOU CAN FIND MORE INFORMATION
      In addition to our continuous disclosure obligations under Canadian provincial securities laws, we are subject to the informational requirements of the U.S. Securities Exchange Act of 1934. Therefore, we file reports and other information with the SEC. Under the multijurisdictional disclosure system adopted by the SEC, these reports and other information may be prepared in accordance with the disclosure requirements of Canadian provincial securities law, which may differ from those of the U.S. These reports and other information when filed with the SEC may be inspected and copied at the public reference facilities maintained by the SEC at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. Copies of these materials may also be obtained from the Public Reference Section of the SEC, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, by mail at prescribed rates. The SEC maintains a website at www.sec.gov that contains certain reports and information by registrants, like us, who file documents electronically with the SEC.
      We have filed with the SEC a registration statement on Form F-10 under the U.S. Securities Act of 1933 with respect to this offering. This prospectus, which constitutes part of the registration statement, does not contain all the information set forth in the registration statement. For further information with respect to us and the offering, you should review the registration statement including the exhibits thereto. Statements made in this prospectus concerning the content of any document referred to herein are not necessarily complete. With respect to each such document filed as an exhibit to the registration statement, you should review the exhibit for a more complete description of the matter involved.
AUDITORS, TRANSFER AGENT AND REGISTRAR
      Our auditors are Ernst & Young LLP, Chartered Accountants, 700 West Georgia Street, Vancouver, British Columbia, V7Y 1C7.
      Our transfer agent and the registrar for our common shares is Pacific Corporate Trust Company located at 10th Floor, 625 Howe Street, Vancouver, British Columbia, V6C 3B8 and Commerce Court West, Suite 1925, P.O. Box 56, Toronto, Ontario, M5L 1B9.
EXPERTS
      Our consolidated financial statements as at December 31, 2004 and December 31, 2003, and for the year ended December 31, 2004, the thirteen month period ended December 31, 2003 and the year ended November 30, 2002, included herein, have been audited by Ernst & Young LLP, independent chartered accountants, as set forth in their report, which is also included herein, and have been so included in reliance upon the report given on the authority of such firm as experts in accounting and auditing.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Auditors’ Report	F-2
Audited Consolidated Balance Sheets as at December 31, 2004 and 2003, and Statements of Loss and Deficit and Statements of Cash Flows for the year ended December 31, 2004, the thirteen month period ended December 31, 2003 and five year ended November 30, 2002
F-3
Notes to Audited Consolidated Financial Statements	F-6

AUDITORS’ REPORT
To the Board of Directors and Shareholders of
Cardiome Pharma Corp.
      We have audited the consolidated balance sheets of Cardiome Pharma Corp. as at December 31, 2004 and December 31, 2003 and the consolidated statements of loss and deficit and cash flows for the year ended December 31, 2004, for the thirteen months ended December 31, 2003 and for the year ended November 30, 2002. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.
      We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
      In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Company as at December 31, 2004 and December 31, 2003 and the results of its operations and its cash flows for the year ended December 31, 2004 and for the thirteen months ended December 31, 2003 and for the year ended November 30, 2002 in accordance with Canadian generally accepted accounting principles.
      As discussed in note 3 to the consolidated financial statements, the Company changed its policy for the method of accounting for stock-based compensation, effective December 1, 2002.

Vancouver, Canada,	(signed) Ernst & Young LLP

February 4, 2005	Chartered Accountants

Cardiome Pharma Corp.
Continued under the laws of Canada
CONSOLIDATED BALANCE SHEETS

	December 31,	December 31,
	2004	2003

	(Expressed in Canadian dollars)
ASSETS
Current
Cash and cash equivalents [note 6]	$7,673,892	$13,978,880
Short-term investments [notes 6 and 10]	16,693,319	30,604,031
Amounts receivable [note 5]	14,289,307	4,360,377
Prepaid expenses	1,131,591	798,004

Total current assets	39,788,109	49,741,292

Capital assets [note 7]	2,687,290	849,689
Intangible assets [note 8]	25,851,072	41,533,337

	68,326,471	92,124,318

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current
Accounts payable and accrued liabilities [note 15]	5,833,974	4,343,118
Deferred revenue [note 13]	4,868,817	4,893,400
Future income tax liability [note 14]	2,164,000	—
Current portion of capital lease obligations [note 12[b]]	7,061	27,045
Current portion of deferred leasehold inducement [note 9]	95,108	—

Total current liabilities	12,968,960	9,263,563

Capital lease obligations [note 12[b]]	—	7,040
Deferred revenue [note 13]	4,015,106	8,304,168
Deferred leasehold inducement [note 9]	859,984	—
Future income tax liability [note 14]	4,918,000	15,860,000

Total liabilities	22,762,050	33,434,771

Commitments and contingencies [notes 12 and 16]
Shareholders’ equity
Share capital [note 11[b]]	131,427,488	119,645,857
Contributed surplus	6,195,605	3,335,319
Deficit	(92,058,672)	(64,291,629)

Total shareholders’ equity	45,564,421	58,689,547

	68,326,471	92,124,318

On behalf of the Board:

(signed) Mark C. Rogers	(signed) Harold H. Shlevin
Director	Director
See accompanying notes

Cardiome Pharma Corp.
CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT

		Thirteen
	Year Ended	Months Ended	Year Ended
	December 31,	December 31,	November 30,
	2004	2003	2002

	(Expressed in Canadian dollars)
REVENUE
Licensing fees [note 13]	$12,563,649	$1,350,366	$1,480,641
Research collaborative fees [note 13]	13,839,595	4,696,827	287,768

	26,403,244	6,047,193	1,768,409

EXPENSES
Research and development	38,666,892	16,928,018	9,759,442
General and administration	7,296,911	5,631,050	3,760,006
Amortization	5,062,158	6,028,230	4,441,501
Write-down of intangible assets [note 8]	11,521,176	—	—

	62,547,137	28,587,298	17,960,949

Operating loss	(36,143,893)	(22,540,105)	(16,192,540)

OTHER INCOME (EXPENSES)
Interest and other income	679,171	611,075	559,418
Foreign exchange gain (losses)	(1,080,321)	(46,783)	73,416

	(401,150)	564,292	632,834

Loss before income taxes	(36,545,043)	(21,975,813)	(15,559,706)
Future income tax recovery [notes 8 and 14]	8,778,000	2,110,000	1,530,000

Net loss for the period	(27,767,043)	(19,865,813)	(14,029,706)
Deficit, beginning of period	(64,291,629)	(44,425,816)	(30,396,110)

Deficit, end of period	(92,058,672)	(64,291,629)	(44,425,816)

Basic and diluted loss per common share [note 11[f]]	(0.71)	(0.63)	(0.60)

Weighted average number of common shares outstanding [note 11[f]]	39,231,791	31,470,279	23,560,044

See accompanying notes

Cardiome Pharma Corp.
CONSOLIDATED STATEMENTS OF CASH FLOWS

		Thirteen
	Year Ended	Months Ended	Year Ended
	December 31,	December 31,	November 30,
	2004	2003	2002

	(Expressed in Canadian dollars)
OPERATING ACTIVITIES
Loss for the period	$(27,767,043)	$(19,865,813)	$(14,029,706)
Add items not affecting cash:
Amortization	5,062,158	6,028,230	4,441,501
Stock-based compensation	3,067,802	2,059,053	84,000
Deferred leasehold inducement amortization	(75,288)	—	—
Write-down of intangible assets	11,521,176	—	—
Future income tax recovery	(8,778,000)	(2,110,000)	(1,530,000)

	(16,969,195)	(13,888,530)	(11,034,205)
Changes in non-cash working capital items relating to operations:
Amounts receivable	(9,928,930)	(3,847,710)	(336,655)
Prepaid expenses	(333,587)	(726,805)	—
Accounts payable and accrued liabilities	1,806,524	948,087	1,741,108
Deferred revenue	(4,313,645)	11,742,635	106,559

Cash used in operating activities	(29,738,833)	(5,772,323)	(9,523,193)

FINANCING ACTIVITIES
Issuance of share capital	11,574,114	31,063,759	27,884,444
Payment on obligations under capital leases	(27,024)	(27,395)	(15,937)
Repayment of long-term debt	—	—	(724,574)

Cash provided by financing activities	11,547,090	31,036,364	27,143,933

INVESTING ACTIVITIES
Acquisition of Cardiome, Inc. [note 4]	—	—	(1,382,606)
Purchase of capital assets	(2,695,034)	(336,050)	(203,375)
Leasehold inducements	1,030,380	—	—
Patent costs capitalized	(359,303)	(81,457)	(481,962)
Purchase of short-term investments	(39,690,850)	(38,553,131)	(33,717,159)
Sale of short-term investments	53,601,562	26,255,128	18,212,961

Cash provided by (used in) investing activities	11,886,755	(12,715,510)	(17,572,141)

Increase (decrease) in cash and cash equivalents during the period	(6,304,988)	12,548,531	48,599
Cash and cash equivalents, beginning of period	13,978,880	1,430,349	1,381,750

Cash and cash equivalents, end of period	7,673,892	13,978,880	1,430,349

Supplemental cash flow information:
Interest paid	20,788	3,439	3,039

See accompanying notes

Cardiome Pharma Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
December 31, 2004
(expressed in Canadian dollars)

1.	NATURE OF OPERATIONS
      Cardiome Pharma Corp. (the “Company”) was incorporated under the Company Act (British Columbia) on December 12, 1986 under the name Nortran Resources Ltd. The Company changed its name to Nortran Pharmaceuticals Inc. on June 24, 1992 and subsequently to Cardiome Pharma Corp. on June 20, 2001. On March 8, 2002, the Company was continued under the laws of Canada. The Company is a product-focused cardiovascular drug development company.
      The Company has financed its cash requirements primarily from share issuances, payments from research collaborators and licensing fees. The Company’s ability to realize the carrying value of its assets is dependent on successfully bringing its technologies to market and achieving future profitable operations, the outcome of which cannot be predicted at this time. It may be necessary for the Company to raise additional funds for the continuing development of its technologies.
      The Company changed its fiscal year end from November 30 to December 31, effective December 31, 2003. Accordingly, for the 2003 fiscal period, the Company has reported its annual consolidated financial statements for the thirteen month period ended December 31, 2003.

2.	SIGNIFICANT ACCOUNTING POLICIES
      The Company prepares its accounts in accordance with Canadian generally accepted accounting principles. A reconciliation of amounts presented in accordance with United States generally accepted accounting principles is detailed in note 17. The following is a summary of significant accounting policies used in the preparation of these consolidated financial statements:
     Principles of consolidation
      These consolidated financial statements include the accounts of Cardiome Pharma Corp. and its wholly-owned subsidiaries, Rhythm-Search Developments Ltd. (incorporated in Canada), Cardiome, Inc. (incorporated in the United States), and Cardiome Research and Development (Barbados), Inc. (incorporated in Barbados). Intercompany accounts and transactions have been eliminated on consolidation.
     Use of estimates
      The preparation of the consolidated financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts recorded in the consolidated financial statements. Significant areas requiring the use of estimates relate to the assessment of net recoverable value of technology licenses and patents, accrual of clinical trial expenses, reporting of revenue recognition and stock-based compensation. The reported amounts and note disclosure are determined using management’s best estimates based on assumptions that reflect the most probable set of economic conditions and planned course of actions. Actual results could differ from those estimates.
     Foreign currency translation
      The Company follows the temporal method of accounting for the translation of foreign currency amounts, including those of its integrated foreign subsidiaries, into Canadian dollars. Under this method, monetary assets and liabilities denominated in foreign currencies are translated into Canadian dollars using exchange rates in effect at the balance sheet date. All other assets and liabilities are translated at the exchange rates prevailing at the date the assets were acquired or the liabilities incurred. Revenue and expense items are translated at the monthly average exchange rate during the period. Foreign exchange gains and losses, both realized and unrealized, are included in the determination of the loss for the period.

Cardiome Pharma Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
     Cash equivalents
      The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents, which are carried at the lower of cost or market.
     Short-term investments
      The Company considers all highly liquid financial instruments with an original maturity greater than 90 days and less than one year to be short-term investments. Short-term investments are considered available-for-sale and are carried at the lower of cost and market value.
     Capital assets
      Capital assets are recorded at cost less accumulated amortization. Amortization is provided using the straight-line method over the following terms:

Laboratory equipment	5 years
Computer equipment	3 years
Office equipment	5 years
Laboratory equipment under capital lease	Term of lease
Leasehold improvements	Term of lease
Web-site development costs	3 years
     Technology licenses and patent costs
      Technology licenses, which includes licenses and rights to technologies, are initially recorded at fair value based on consideration paid and amortized on a straight-line basis over the estimated useful life of the underlying technologies of ten years.
      Patent costs associated with the preparation, filing, and obtaining of patents are capitalized and amortized on a straight-line basis over the estimated useful lives of the patents of ten years.
      Management evaluates the recoverability of technology licenses and patents on a quarterly basis based on the expected utilization of the underlying technologies. If the estimated net recoverable value, calculated based on undiscounted estimated future cash flows, exceed the carrying value of the underlying technology, the excess amount is charged to operations. The amounts shown for technology licenses and patent costs do not necessarily reflect present or future values and the ultimate amount recoverable will be dependent upon the successful development and commercialization of products based on these rights.
     Leases
      Leases have been classified as either capital or operating leases. Leases which transfer substantially all the benefits and risks incidental to the ownership of assets are accounted for as if there was an acquisition of an asset and incurrence of an obligation at the inception of the lease. All other leases are accounted for as operating leases wherein rental payments are expensed as incurred.
     Deferred leasehold inducements
      Deferred leasehold inducement representing a tenant improvement allowance is being amortized on a straight-line basis over the initial term of the lease of ten years as a reduction of rent expense.

Cardiome Pharma Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
     Government grants
      Government grants are recorded as a reduction of the related expenditure when there is reasonable assurance that the Company has complied with all conditions necessary to receive the grants, collectibility is reasonably assured, and the amounts are non-refundable. During the year ended December 31, 2004, the Company recorded government grants of $48,463 [thirteen months ended December 31, 2003 — $76,000; year ended November 30, 2002 — $37,000] as a reduction of research and development expenditures.
     Revenue recognition
      Research collaborative fees, which are non-refundable, are recorded as revenue as the related research expenses are incurred pursuant to the terms of the agreement and provided collectibility is reasonably assured.
      Licensing fees comprise initial fees and milestone payments derived from collaborative licensing arrangements. Non-refundable milestone payments are recognized upon the achievement of the specified milestones when the milestone is substantive in nature, the achievement of the milestone was not reasonably assured at the inception of the agreement, and the Company has no further significant involvement or obligation to perform under the arrangement. Otherwise, non-refundable milestone payments and initial fees are deferred and amortized into revenue on a straight-line basis over the estimated period of the ongoing involvement of the Company.
     Research and development costs
      Research costs are expensed in the period incurred. Development costs are expensed in the period incurred unless the Company believes a development project meets generally accepted accounting criteria for deferral and amortization. At December 31, 2004 and December 31, 2003, no development costs have been deferred.
     Stock-based compensation and other stock-based payments
      The Company grants stock options to executive officers and directors, employees, consultants and clinical advisory board members pursuant to a stock option plan described in note 11. Effective December 1, 2002, the Company adopted the fair value method of accounting for stock options granted, modified or settled since December 1, 2002 [note 3].
     Future income taxes
      The Company accounts for income taxes using the liability method of tax allocation. Future income taxes are recognized for the future income tax consequences attributable to differences between the carrying values of assets and liabilities and their respective income tax bases. Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply to taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on future income tax assets and liabilities of a change in rates is included in earnings in the period that includes the enactment date. Future income tax assets are recorded in the financial statements if realization is considered more likely than not.
     Loss per common share
      Loss per common share is computed by dividing the net loss for the period by the weighted average number of common shares outstanding during the period, excluding contingently issuable common shares. Diluted loss per common share is equivalent to basic loss per share as the outstanding options and warrants are anti-dilutive.

Cardiome Pharma Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

3.	CHANGE IN ACCOUNTING POLICY
     Stock-based compensation and other stock-based payments
      The Company has elected to prospectively adopt the recommendations of the Canadian Institute of Chartered Accountants (the “CICA”) Handbook Section 3870, Stock-Based Compensation and Other Stock-Based Payments, effective December 1, 2002. This standard requires that all stock-based awards be measured and recognized using a fair value based method.
      The fair value of stock options is estimated at the date of grant using the Black-Scholes option pricing model and is amortized over the vesting terms. Prior to the adoption of this standard no compensation expense was recognized for stock options issued.

4.	BUSINESS COMBINATION
      On March 8, 2002, the Company acquired 100% of the outstanding common shares of Cardiome, Inc., (formerly Paralex, Inc.) a development stage enterprise. The acquisition provides the Company with certain intellectual property rights, under a license from Johns Hopkins University, relating to the use of xanthine oxidase inhibitors for treatment of congestive heart failure (the “CHF technology”), other cardiovascular disorders and neuromuscular disease. The acquisition also provides the Company with the rights, under an exclusive worldwide sublicense from ILEX Oncology, Inc. (“ILEX”), which has merged into Genzyme Corp. effective December 21, 2004, to oxypurinol for the treatment of hyperuricemia (gout) in humans who are intolerant of allopurinol. ILEX also granted the Company an exclusive license to certain safety and efficacy clinical data, know-how and an option to acquire additional efficacy clinical data of oxypurinol for the treatment of gout. Oxypurinol is one of the known xanthine oxidase inhibitors. The Company expected that the combination of these licenses would potentially expedite the development of the CHF technology directly into Phase II clinical trial. The Company issued 8,203,396 common shares in exchange for all of the outstanding shares of Cardiome, Inc.
      The acquisition has been accounted for using the purchase method of accounting and accordingly the results of operations have been included in the consolidated statement of loss and deficit from the date of acquisition.

Cardiome Pharma Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The purchase price has been allocated to the fair value of Cardiome, Inc.’s identifiable net assets and liabilities in accordance with the purchase method as follows:

$

Assets acquired:
Cash	624
Other assets	560,368
License technology	48,897,408

Total assets acquired	49,458,400

Less liabilities assumed:
Accounts payable and accrued liabilities	355,502
Long-term debt	723,111
Future income tax liability	19,500,000

Total liabilities assumed	20,578,613

Net assets acquired	28,879,787

Consideration given:
8,203,396 common shares	27,480,261
Transaction costs	1,399,526

Total consideration	28,879,787

      The purchase price allocation reflects the fair value, at the acquisition date, of the assets acquired and liabilities assumed based upon the Company’s evaluation of such assets and liabilities following the closing of the acquisition. The value of the common shares issued was determined to be $3.36 per share using the three-day average quoted market price of the Company’s common shares on the Toronto Stock Exchange (the “TSX”) for the period from December 20 to 22, 2001. December 21, 2001 was the date on which the terms of the acquisition were agreed to and announced. The amount allocated to the common shares of $27,480,261 is net of costs of registering the shares of $83,149.

5.	FINANCIAL INSTRUMENTS AND RISK
      For certain of the Company’s financial instruments, including cash equivalents, short-term investments, amounts receivable, and accounts payable, the carrying amounts approximate fair value due to their short-term nature. Other long-term financial instruments bear interest at rates which, in management’s opinion, approximate the current interest rates and therefore, approximate their fair value.
      Financial risk is the risk to the Company’s results of operations that arises from fluctuations in interest rates and foreign exchange rates and the degree of volatility of these rates. Interest rate risk arises as the Company’s investments bear fixed interest rates. Foreign exchange risk arises as the Company’s investments which finance operations are substantially denominated in Canadian dollars and a significant portion of the Company’s expenses are denominated in United States dollars and Euros.
      As at December 31, 2004, included in amounts receivable is an amount of $13,847,269 (US$11,520,191) due from one research collaborator. [December 31, 2003 — $3,687,645 (US$2,844,308)].

Cardiome Pharma Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

6.	CASH EQUIVALENTS AND SHORT-TERM INVESTMENTS
      Cash equivalents include approximately $6,207,000 [December 31, 2003 — $6,472,000] of commercial paper, bankers’ acceptances and term deposits with an average interest rate of 2.17% at December 31, 2004 [December 31, 2003 — 2.55%] including $2,687,365 (US$2,235,745) [December 31, 2003 — nil] denominated in U.S. dollars.
      Short-term investments mainly comprise commercial paper and term deposits with an average interest rate of 2.25% at December 31, 2004 [December 31, 2003 — 2.31%] and maturities to April 2005 [December 31, 2003 — December 2004] including $5,228,607 (US$4,349,923) [December 31, 2003 — $6,461,043 (US$4,983,450)] denominated in U.S. dollars.
      At December 31, 2004, the fair value of the short-term investments was approximately $16,693,000 [December 31, 2003 — $30,624,000], based on quoted market prices.

7.	CAPITAL ASSETS

		Accumulated	Net Book
	Cost	Amortization	Value

December 31, 2004
Laboratory equipment	$970,027	$622,519	$347,508
Computer equipment	744,843	413,344	331,499
Office equipment	372,721	135,467	237,254
Laboratory equipment under capital lease	77,418	70,966	6,452
Leasehold improvements	1,960,037	195,460	1,764,577
Web-site development costs	13,640	13,640	—

	4,138,686	1,451,396	2,687,290

December 31, 2003
Laboratory equipment	885,960	721,544	164,416
Computer equipment	576,215	446,436	129,779
Office equipment	266,843	120,017	146,826
Laboratory equipment under capital lease	77,418	45,161	32,257
Leasehold improvements	412,036	37,898	374,138
Web-site development costs	13,640	11,367	2,273

	2,232,112	1,382,423	849,689

      Included in leasehold improvements at December 31, 2003, is an amount of $371,126 of leasehold improvements under construction for which no amortization has been charged.

Cardiome Pharma Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

8.	INTANGIBLE ASSETS

		Accumulated	Net Book
	Cost	Amortization	Value

December 31, 2004
Technology licenses	$38,300,346	$13,263,862	$25,036,484
Patents	1,514,650	700,062	814,588

Total	39,814,997	13,963,924	25,851,072

December 31, 2003
Technology licenses	53,365,070	12,282,502	41,082,568
Patents	1,049,010	598,241	450,769

Total	54,414,080	12,880,743	41,533,337

      During the year ended December 31, 2004, the Company recorded additional amortization expense of $nil [thirteen months ended December 31, 2003 — $42,693; year ended November 30, 2002 — $227,584] with respect to patents no longer directly related to the Company’s current focus.
      In addition, during the year ended December 31, 2004, the Company decided to discontinue its efforts to pursue the allo-intolerant gout indication for Oxypurinol and wrote down $7,054,176 of the intangible assets, net of future tax recovery, related to the Oxypurinol gout project. The net write-down includes the write-down of the net book value of intangible assets and related future income tax liability, which arose from the Company’s acquisition of Cardiome, Inc. by issuance of common shares of the Company in March 2002 [note 4], of $11,266,623 and $4,467,000, respectively, and a write-down of the carrying value of a license (cash payment in May 2002) by $254,553.

9.	DEFERRED LEASEHOLD INDUCEMENT
      Pursuant to a lease agreement, the Company received a cash tenant improvement allowance amounting to $1,030,380 from the landlord for leasehold improvements during the year ended December 31, 2004. $792,600 of the tenant improvement allowance (“Basic Allowance”) is being amortized on a straight line over the initial term of the lease. The remaining $237,780 (the “Additional Allowance”) represents a repayable allowance, collateralized with a letter of credit [note 10], which is being repaid over 10 years with interest at 10% per annum at approximately $38,000 per annum. The Company is obligated to refund the unpaid portion of the Additional Allowance upon early termination of the lease.

10.	CREDIT FACILITY
      At December 31, 2004, the Company had available a corporate credit card facility, and an unused operating line of credit of $38,000 bearing interest at the bank’s prime rate and payable on demand. Cashable certificates totalling $387,780 [December 31, 2003 — $100,000] included in short-term investments are pledged as collateral for these facilities and the Additional Allowance [note 9].

11.	SHARE CAPITAL
     [a]     Authorized
      The authorized share capital of the Company consists of an unlimited number of common shares without par value, and an unlimited number of preferred shares without par value issuable in series of which none are currently issued and outstanding.

Cardiome Pharma Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
     [b]     Issued

	Number of
Common Shares	Shares	Amount

	#	$
Balance, November 30, 2001	10,308,962	32,251,393
Issued upon conversion of special warrants	458,583	864,927
Issued for cash upon public offering [iv]	9,309,657	27,908,517
Issued for cash upon exercise of options	27,500	77,000
Issued for the acquisition of Cardiome, Inc. [note 4]	8,203,396	27,480,261

Balance, November 30, 2002	28,308,098	88,582,098
Share issuance cost related to a prior share offering	—	(34,100)
Issued upon conversion of special warrants [iii]	3,810,000	7,133,752
Issued for cash upon public offering and exercise of over-allotment option [ii]	4,381,500	21,389,367
Issued for cash upon exercise of options	196,026	600,569
Issued for cash upon exercise of warrants	594,484	1,974,171
Issued pursuant to exercise of warrants on cashless basis [iv]	25,601	—

Balance, December 31, 2003	37,315,709	119,645,857
Issued for cash upon equity investment from Fujisawa [i]	646,712	4,080,753
Issued for cash upon exercise of options	534,925	1,809,645
Issued for cash upon exercise of warrants	1,991,010	5,683,717
Issued pursuant to exercise of warrants on cashless basis	104,478	—
Reallocation of contributed surplus arising from stock-based compensation related to the exercise of options	—	207,516

Balance, December 31, 2004	40,592,834	131,427,488

      [i] On October 28, 2004, the Company issued 646,712 common shares to Fujisawa Healthcare, Inc. (“Fujisawa”), following the exercise of an option by the Company requiring Fujisawa to acquire US$4 million of its common shares at a 25% premium to the average closing price of its common shares on the TSX over a 30-calendar day period, for a total deemed price per share of Cdn$7.89.
      The total proceeds received has been allocated to share capital based on the quoted market price of the Company’s common shares on the TSX on the option exercise date and the balance has been recorded as deferred licensing revenue [note 13 [b]].
      [ii] On September 23, 2003, the Company closed a public offering of common shares pursuant to which the Company issued 3,810,000 common shares at a price of $5.25 per common share, resulting in gross proceeds of $20,002,500. In addition, the Company granted the underwriters an over-allotment option to purchase up to 571,500 common shares at $5.25 per share, exercisable not later than 30 days after the closing of the offering. On October 23, 2003, the full over-allotment option was exercised and the Company issued 571,500 common shares at a price of $5.25 per share for gross proceeds of $3,000,375. In connection with the public offering, including the exercise of over-allotment option, the Company paid a cash commission of $1,265,158 and incurred total legal and professional fees of $348,350.
      [iii] On April 10, 2003, the Company completed a private placement of 3,810,000 special warrants for total gross proceeds of $8,010,600, of which 3,762,000 were issued at a price of $2.10 per special warrant and 48,000 were issued at a price of $2.30 per special warrant. Each special warrant entitled the holder to acquire,

Cardiome Pharma Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
upon exercise, one common share of the Company and one half of one share purchase warrant, for no additional consideration. Pursuant to a receipt for a final prospectus qualifying the common shares and share purchase warrants on June 5, 2003, the Company issued 3,810,000 common shares and 1,905,000 share purchase warrants upon the automatic exercise of the special warrants. Each whole share purchase warrant entitled the holder to acquire one common share at $2.75 expiring April 10, 2004. In connection with the private placement, the Company paid a cash commission of $480,636 and incurred total legal and professional fees of $396,212.
      [iv] On March 8, 2002, the Company completed a public offering of 9,309,657 units (the “Units”) of the Company at a price of $3.32 per unit for total gross proceeds of $30,908,061 (the “Offering”). Each Unit was converted into one common share in the capital of the Company and one quarter of one common share purchase warrant (a “Warrant”) of the Company. One whole Warrant entitled the holder to purchase one common share of the Company at $6.64 expiring March 7, 2004. In connection with the public offering, the Company paid a cash commission of $2,163,564 and legal and professional fees of $835,980. In addition, the Company granted brokers’ warrants (“Brokers’ Warrants”) to purchase 930,966 Units at a price of $3.80 per Unit until March 8, 2004 to the lead agents of the public offering. During the period ended December 31, 2003, 105,596 Broker Warrants were exercised pursuant to a “cashless” exercise provision resulting in the issuance of 25,601 common shares.
     [c]     Common share purchase warrants
      Details of the share purchase warrants for the year ended December 31, 2004 are summarized as follows:

Number of Share Purchase Warrants Outstanding	#

Balance, December 31, 2003	5,109,527
Warrants exercised on a cash basis	(1,991,010)
Warrants exercised on a cashless basis	(401,860)
Warrants expired unexercised	(2,540,157)

Balance, December 31, 2004	176,500

      During the year ended December 31, 2004 the Company issued 104,478 common shares for 401,860 warrants exercised on a cashless basis. As at December 31, 2004, common shares issuable upon exercise of common share purchase warrants are as follows:

	Exercise		Number of
Date of Expiry	Price		Warrants

February 9, 2007	US $	2.40	101,508
February 9, 2007	US $	4.80	37,496
February 9, 2007	US $	8.00	37,496

Balance, December 31, 2004			176,500

     [d]     Stock options
      In May 2001, the shareholders approved a stock option plan (“2001 Plan”) providing for the granting of options to executive officers and directors, employees, consultants and clinical advisory board members of the Company. The shares available for issuance under the 2001 Plan generally vest over periods up to 5 years with a term of six years. In May 2004, the shareholders approved an amendment to the 2001 Incentive Stock Option Plan to (i) increase the maximum aggregate number of Common Shares issuable under the 2001 Incentive Stock Option Plan from 5,500,000 Common Shares to 6,000,000 Common Shares and (ii) to change the period during which optionees may exercise options after ceasing to be an eligible person. At

Cardiome Pharma Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
December 31, 2004, the Company has 1,006,916 [December 31, 2003 — 745,390] common shares available for future issuance under the 2001 Plan.
      At December 31, 2004, stock options to executive officers and directors, employees, consultants and clinical advisory board members were outstanding as follows:

				Options Exercisable
	Options Outstanding December 31, 2004			December 31, 2004

		Weighted
	Number of	Average	Weighted	Number of	Weighted
	Common	Remaining	Average	Common	Average
Range of Exercise Price	Shares Issuable	Contractual Life	Exercise Price	Shares Issuable	Exercise Price

		(Years)
$2.80-$2.92	102,500	2.21	$2.90	102,500	$2.90
$3.00-$3.68	2,815,209	3.96	3.29	2,198,541	3.28
$4.20-$5.05	548,450	4.47	5.03	548,450	5.03
$5.08-$5.96	428,750	2.36	5.51	388,750	5.52
$6.29-$7.24	807,000	5.34	6.46	165,416	5.61

	4,701,909	4.07	4.23	3,403,657	3.92

      Stock options activities are summarized as follows:

	Number of
	Common Shares	Weighted Average
	Under Option	Exercise Price

	#	$
Balance, November 30, 2001	1,079,688	4.37
Options granted	2,784,125	3.28
Options exercised	(27,500)	2.80
Options forfeited	(84,375)	4.23
Options expired	(142,500)	4.68

Balance, November 30, 2002	3,609,438	3.53
Options granted	1,650,750	4.28
Options exercised	(196,026)	3.06
Options forfeited	(355,578)	4.10
Options expired	(150,000)	5.96

Balance, December 31, 2003	4,558,584	3.70
Options granted	893,250	6.35
Options exercised	(534,925)	3.38
Options forfeited	(215,000)	3.95

Balance, December 31, 2004	4,701,909	4.23

     [e]     Stock-based compensation
      The estimated fair value of options granted from December 1, 2002 to officers, directors, employees, clinical advisory board members and consultants is amortized to expense over the vesting period. Compensation expense for the year ended December 31, 2004 amounted to $3,067,802 [December 31, 2003 — $2,059,053]. For the year ended December 31, 2004, this compensation expense is allocated between research and development expenses ($1,231,626) and general and administration expenses ($1,836,176) on the same

Cardiome Pharma Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
basis as cash compensation. For the year ended December 31, 2003 this compensation expense is allocated between research and development expenses ($646,405) and general and administration expenses ($1,412,648) on the same basis as cash compensation. The weighted average fair value of stock options granted during the years ended December 31, 2004 and December 31, 2003 was $4.30 and $2.65 per share respectively. The estimated fair value of the stock options granted in 2004 and 2003 was determined using the Black-Scholes option pricing model with the following weighted-average assumptions: dividend yield — 0%; expected volatility — 75.2% and 85.0%, respectively; risk-free interest rate — 3.69% and 3.95%, respectively; and expected average life of the options — 6 years.
     [f]     Loss per common share

		Thirteen Months
	Year Ended	Ended	Year Ended
	December 31,	December 31,	November 30,
	2004	2003	2002

Numerator
Loss for the period	$(27,767,043)	$(19,865,813)	$(14,029,706)
Denominator
Weighted average number of common shares outstanding	39,231,791	31,470,279	23,560,044
Basic and diluted loss per common share	(0.71)	(0.63)	(0.60)

12.	COMMITMENTS
     [a]     Operating leases
      The Company has entered into a lease agreement for the current office and laboratory space for a term of 10 years expiring through March 2014, with an option to extend for three additional two-year periods. Future minimum annual lease payments under the lease are as follows:

$

2005	255,944
2006	262,549
2007	296,234
2008	331,241
2009	351,717
Thereafter	1,500,985

2,998,670

      Rent expense for the year ended December 31, 2004 amounted to $322,518 [thirteen months ended December 31, 2003 — $374,510; year ended November 30, 2002 — $263,891].

Cardiome Pharma Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
     [b]     Capital leases
      The Company leases laboratory equipment under capital lease obligations. Future minimum lease payments under the capital leases are as follows:

$

2005	7,138
Less: amount representing interest	(77)

7,061
Less: current portion of capital lease obligations	(7,061)

Long term portion of capital lease obligations	—

      Interest expense during the year ended December 31, 2004 amounted to $1,418 [thirteen months ended December 31, 2003 — $3,439; year ended November 30, 2002 - $3,039].
     [c]     Clinical research agreements
      The Company has entered into various collaborative clinical research and development agreements requiring it to fund fixed research and development expenditures of approximately $6.5 million for fiscal 2005.
     [d]     License agreements
      [i] Pursuant to a license agreement, the Company is responsible for payment of royalties based on a percentage of revenue, subject to certain minimum annual royalties, of the licensed technology. The Company is no longer developing this licensed technology. As at December 31, 2004, no royalties were payable. The license agreement may be terminated by the licensor if certain development milestones are not met. Unless otherwise terminated, the agreement expires on the expiry date of the last issued patent relating to certain technology.
      [ii] Pursuant to a service agreement, the Company is responsible for payment of $500,000 upon commencement of Phase III clinical trials and a further $2,000,000 upon filing a New Drug Application in the United States or Canada for the licensed technology. The Company also has an obligation to pay royalties based on future net sales. The Company is no longer developing this licensed technology. As at December 31, 2004, no amounts were payable. The agreement expires on the expiry date of the last patent relating to certain technology.
      [iii] Pursuant to a license agreement, the Company is responsible for the payment of royalties based on a percentage of revenue and subject to certain minimum annual royalties commencing at US$5,000 and increasing over the next three years to US$100,000 per annum. The Company also has an obligation to develop and introduce certain licensed products into commercial markets as soon as it is practicable. The agreement sets out certain milestones that need to be met in ensuring that this occurs. The license agreement may be terminated if either party fails to perform or breaches any of its obligations under the agreement. Furthermore, the Company may terminate the agreement for any reason upon giving 60 days’ written notice. Unless otherwise terminated, the agreement expires upon the expiration of the last issued patent relating to certain technology.
      [iv] Pursuant to a license and option agreement, the Company is responsible for milestone payments of up to US$3 million based on the successful completion of first phase II clinical trials and the U.S. Food and Drug Administration (the “FDA”) approval of the first new drug application and FDA approval for marketing and commercialization of the product in a cardiovascular indication. The Company is also responsible for milestone payments of up to US$6 million based on FDA approval for marketing and

Cardiome Pharma Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
commercialization of the product in a hyperuricemic (gout) indication of the product and achievement of certain net sales of the product. The Company also has an obligation to pay royalties based on future net sales. During the year ended December 31, 2004, the Company decided to discontinue its efforts to pursue the allo-intolerant gout indication for Oxypurinol. At December 31, 2004, no amounts were payable. Unless otherwise terminated, the license agreement will terminate upon the expiration of the licensor’s obligation to pay royalties under its original license agreement with a third party.

13.	COLLABORATIVE AGREEMENTS
      [a] On September 18, 2002, the Company entered into a development and transfer agreement with UCB Farchim S.A. (“UCB”) under which UCB purchased from the Company the exclusive rights to an anti-tussive program. Concurrently, the Company acquired a perpetual, worldwide exclusive license, with the right to grant sublicenses, to all cardiovascular applications associated with the technology. Consideration for the disposition includes royalties on future net sales of products arising from this technology, upfront payments, and milestone payments of up to US$8 million on the first product developed by UCB and an additional US$3 million for each subsequent product developed. Also, UCB agreed to pay the Company for research services to be provided over an initial period of 12 months, extendable to up to 36 months at a rate of US$600,000 per annum. The Company agreed to pay a royalty to UCB for any cardiovascular products developed and sold which utilize technology patented subsequent to September 18, 2002.
      The Company received an initial payment of US$1,000,000 in fiscal year ended November 30, 2002. This initial payment was amortized as licensing revenue on a straight-line basis over the maximum 36-month term of the service agreement. During the year ended December 31, 2004, the Company received research service fees of US$128,571 (thirteen months ended December 31, 2003 — US$650,000; year ended November 30, 2002 — US$150,000), which were included in research collaborative fees. The remaining unamortized deferred revenue balance of $881,777 related to the initial payment was recorded as revenue in March 2004 when UCB elected not to extend the research service agreement with the Company.
      [b] On October 16, 2003, the Company entered into a collaboration and license agreement with Fujisawa Healthcare, Inc. (“Fujisawa”) for the co-development and commercialization of RSD1235 as an intravenous formulation for the treatment of atrial fibrillation and atrial flutter. Pursuant to this agreement, effective October 28, 2003, the Company has granted Fujisawa an exclusive license to RSD1235 and its related technology to develop, make and sell intravenous drugs in North America, including a right to sublicense to third parties. The Company retains the rights to the intravenous formulation of RSD1235 for markets outside North America and worldwide rights to the oral formulation of RSD1235 for chronic atrial fibrillation. Under the terms of the agreement, the Company received an up-front payment of $13.09 million (US$10 million) and will be entitled to milestone payments of up to $71 million (US$54 million) based on achievement of specified development and commercialization milestones, as well as royalties based on future net sales and sublicense revenue. Fujisawa has also agreed to make further milestone payments with respect to any subsequent drugs developed under the agreement.
      Under the terms of the agreement, Fujisawa is responsible for 75% and the Company is responsible for 25% of eligible costs associated with the development of intravenous formulation of RSD1235. Fujisawa is also responsible for 100% of the marketing costs for the intravenous application of RSD1235 in North America.
      In addition, the Company had the right to require Fujisawa to acquire $5.2 million (US$4 million) of its common shares at a 25% premium to the average closing price of its common shares on the TSX over a 30 calendar day period at any time within the twelve-month period after the Effective Date. The Company exercised its right on September 28, 2004 and completed this transaction with the issuance of 646,712 of its common shares to Fujisawa at a price of $7.89 per share [see note 11[b][i]].

Cardiome Pharma Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      This agreement can be terminated entirely, or on a country by country basis, by either party if certain development or commercialization milestones are not met. Unless the agreement is otherwise terminated, the royalty payment period for each country will expire on the later of the expiration of the last valid claim of the patent rights or the date upon which sales by other parties exceed a certain percentage of the market in the country for a certain period of time.
      The initial upfront payment is recorded as licensing revenue on a straight-line basis over the estimated development period of 36 months. During the year ended December 31, 2004, the Company charged Fujisawa $1,923,296 (US$1,482,505) [thirteen months ended December 31, 2003 — $647,400 (US$482,774)] for project management and $11,728,751 (US$8,993,729) [thirteen months ended December 31, 2003 — $3,126,542 (US$2,361,534)] for research and development cost recoveries, which were included in research collaborative fees. In addition, during the year ended December 31, 2004 a development milestone was achieved and accordingly, $7,228,200 (US$6,000,000) was included in licensing fees [note 5]

14.	INCOME TAXES
      At December 31, 2004, the Company has investment tax credits of $6,098,000 [December 31, 2003 — $4,746,000] available to reduce future income taxes otherwise payable. The Company also has loss carryforwards of $23,538,000 [December 31, 2003 — $21,457,000] available to offset future tax income in Canada ($1,716,000) and the United States ($21,822,000). The investment tax credits and non-capital losses for income tax purposes expire as follows:

	Investment	Non-Capital
	Tax Credits	Losses

2005	$62,000	$24,000
2006	111,000	—
2007	261,000	—
2008	520,000	—
2009	402,000	—
2010	559,000	1,692,000
2011	786,000	—
2012	845,000	—
2013	1,087,000	—
2014	1,465,000	—
2021		322,000
2022	—	2,733,000
2023	—	6,532,000
2024	—	12,235,000

	6,098,000	23,538,000

Cardiome Pharma Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      Significant components of the Company’s future tax assets and liabilities are shown below:

	December 31,	December 31,
	2004	2003

Future tax assets:
Tax loss carryforwards	$9,323,000	$8,093,000
Research and development deductions and credits	12,555,000	9,482,000
Tax values of depreciable assets in excess of accounting values	781,000	793,000
Revenue unearned for accounting purposes	3,504,000	4,701,000
Share issue costs	1,003,000	747,000
Other items	3,000	3,000

Total future tax assets	27,169,000	23,819,000
Valuation allowance	(22,290,000)	(23,708,000)

Total future tax assets	4,879,000	111,000

Future tax liabilities:
Accounting value of technology in excess of tax value	(9,797,000)	(15,971,000)
Revenue unearned for tax purposes	(2,164,000)	—

Total future tax liabilities	(11,961,000)	(15,971,000)

Net future tax liabilities	(7,082,000)	(15,860,000)
Less current portion	(2,164,000)	—

Net long-term portion	(4,918,000)	(15,860,000)

      The potential income tax benefits relating to certain future tax assets have not been recognized in the accounts as their realization did not meet the requirements of “more likely than not” under the liability method of tax allocation.
      The reconciliation of income tax computed at the statutory tax rates to income tax expense (recovery), using a 35.62% [2003 — 37.75%; 2002 — 40.04%] statutory tax rate, is:

		Thirteen
	Year Ended	Months Ended	Year Ended
	December 31,	December 31,	November 30,
	2004	2003	2002

Tax recovery at statutory income tax rates	$(13,017,000)	$(8,296,000)	$(6,230,000)
(Utilization of losses)/ occurrence of losses	(1,974,000)	(208,000)	3,490,000
Temporary differences	449,000	5,423,000	1,194,000
Expenses not deductible for tax purposes	1,813,000	971,000	16,000
Income recognized for tax purposes but not for accounting purposes	5,125,000	—	—
Foreign tax rate differences	(1,174,000)	—	—

Future income tax recovery	(8,778,000)	(2,110,000)	(1,530,000)

Cardiome Pharma Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

15.	RELATED PARTY TRANSACTIONS
      The Company has incurred expenses for services provided by related parties as follows:

		Thirteen
	Year Ended	Months Ended	Year Ended
	December 31,	December 31,	November 30,
	2004	2003	2002

Directors for:
research consulting services	$78,000	$—	$20,833
administrative consulting services	—	—	2,500
Law firm in which an officer is a partner for:
legal services	194,000	—	100,159
      The amounts charged are recorded at their exchange amounts and are subject to normal trade terms. Included in accounts payable and accrued liabilities at December 31, 2004 is $54,688 [December 31, 2003 — $nil; November 30, 2002 — $27,355] owing to a legal firm where the Company’s current corporate secretary is a partner.

16.	CONTINGENCIES
      [a] The Company may, from time to time, be subject to claims and legal proceedings brought against it in the normal course of business. Such matters are subject to many uncertainties. Management believes that adequate provisions have been made in the accounts where required and the ultimate resolution of such contingencies will not have a material adverse effect on the consolidated financial position of the Company.
      [b] The Company entered into indemnification agreements with all officers and directors. The maximum potential amount of future payments required under these indemnification agreements is unlimited. However, the Company maintains appropriate liability insurance that limits the exposure and enables the Company to recover any future amounts paid, less any deductible amounts pursuant to the terms of the respective policies, the amounts of which are not considered material.
      [c] The Company entered into license and research agreements with third parties that include indemnification provisions that are customary in the industry. These guarantees generally require the Company to compensate the other party for certain damages and costs incurred as a result of third party claims or damages arising from these transactions. In some cases, the maximum potential amount of future payments that could be required under these indemnification provisions is unlimited. These indemnification provisions may survive termination of the underlying agreement. The nature of the indemnification obligations prevents the Company from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Company has not made any indemnification payments under such agreements and no amount has been accrued in the accompanying consolidated financial statements with respect to these indemnification obligations.

17.	RECONCILIATION OF GENERALLY ACCEPTED ACCOUNTING PRINCIPLES
      The Company prepares the consolidated financial statements in accordance with Canadian generally accepted accounting principles (“Canadian GAAP”) which as applied in these consolidated financial statements conform in all material respects to United States generally accepted accounting principles (“U.S. GAAP”), except as follows:

[a] In 2001, the Company adopted the liability method of accounting for income taxes. As a result of differences in the transition rules between the recommendations of the CICA with respect to accounting for income taxes and Statement of Financial Accounting Standard (“SFAS”) 109, account-

Cardiome Pharma Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

ing for Income Taxes, there is a $102,720 difference in technology and deficit under U.S. GAAP for the period ended December 31, 2004 [December 31, 2003 — $111,280; November 30, 2002 — $222,560].

[b] For U.S. GAAP purposes, the Company has elected to prospectively adopt SFAS 148 “Accounting for Stock Based Compensation — Transition and Disclosure”, as amendment to SFAS 123 “Accounting for Stock Based Compensation” for employee awards granted under its stock option plan, modified or settled subsequent to December 1, 2002. The standard permits the prospective recognition of stock based compensation expense for all employee stock based compensation transactions occurring subsequent to December 1, 2002 using a fair value based method. Prior to the adoption of this standard, the Company elected to follow Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees” (APB 25) and related interpretations, in accounting for stock options granted to executive officers, directors and employees. Compensation expense is calculated based on the difference, on the date of grant, between the fair market value of the Company’s stock and the exercise price and is recorded over the vesting period of the options. For purposes of reconciliation to U.S. GAAP, the Company recorded compensation expense in respect of options granted to executive officers, directors and employees below fair market value of $10,000 for the year ended November 30, 2002.

[c] Under U.S. GAAP, stock based compensation to non-employees must be recorded at the fair value of the options granted on the earlier of the date at which a performance commitment is reached or the vesting date of the options. This compensation is expensed over the vesting periods of each option grant. The fair value of the stock options was estimated using the Black-Scholes option pricing model and the following weighted-average assumptions for the years ended November 30, 2002: dividend yield 0.0%; expected volatility 93%; risk-free interest rate 3.0%; and expected average option life of 3.8 years. For purposes of reconciliation to U.S. GAAP, the Company recorded additional compensation expense of $76,799 for the year ended November 30, 2002 in respect of options earned by non-employees.

[d] Under U.S. GAAP, short-term investments are classified as available-for-sale and carried at market values with unrealized gains or losses reflected as a component of accumulated other comprehensive income.

Cardiome Pharma Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
      The effect of the above on the Company’s consolidated financial statements is set out below:
     Consolidated statements of loss and deficit

	Year Ended	Thirteen Months	Year Ended
	December 31,	Ended	November 30,
	2004	December 31, 2003	2002

Loss for the period, Canadian GAAP	$(27,767,043)	$(19,865,813)	$(14,029,706)
Amortization of other assets [note 17[a]]	(102,720)	(111,280)	(102,720)
Adjustment for stock-based compensation
employees [note 17[b]]	—	—	(10,000)
non-employees [note 17[c]]	—	—	(76,799)
Loss for the period, U.S. GAAP	(27,869,763)	(19,977,093)	(14,219,225)
Reclassification adjustment for unrealized gains on short-term investments	(19,973)	(72,509)	(29,591)
Unrealized gains on investments [note 17[d]]	—	19,973	72,509
Comprehensive loss for the period, U.S. GAAP	(27,889,736)	(20,029,629)	(14,176,307)
Loss for the period, U.S. GAAP	(27,869,763)	(19,977,093)	(14,219,225)
Weighted average number of common shares outstanding, U.S. GAAP	39,231,791	31,470,279	23,560,044
Basic and diluted loss per common share, U.S. GAAP	(0.71)	(0.63)	(0.60)
     Balance sheets
      Material variations in selected balance sheet accounts under U.S. GAAP are as follows:

	December 31,	December 31,
	2004	2003

Short-term investments [note 17[d]]	$16,693,319	$30,624,004
Intangible and other assets [note 17[a]]	25,859,632	41,644,617
Accumulated other comprehensive income (losses) [note 17[d]]	—	19,973
Contributed surplus [notes 17[b], [c] and [d]]	7,116,654	4,256,368
Deficit	(92,971,161)	(65,101,398)
     [e]     Accounts payable and accrued liabilities comprise:

	December 31,	December 31,
	2004	2003

Trade accounts payable	$2,966,237	$3,084,425
Accrued contract research	2,005,022	392,496
Employee-related accruals	605,000	646,000
Other accrued liabilities	257,715	220,197

	5,833,974	4,343,118

Cardiome Pharma Corp.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
     [f]     Pro forma information — Stock-based compensation
      The following pro forma financial information presents the loss for the period and basic and diluted loss per common share had the Company recognized stock based compensation for stock options granted to employees and directors using a fair value based method for all stock based transactions prior to December 1, 2002. For stock options granted in 2001, the fair value for these options was estimated at the date of grant using a Black-Scholes pricing model with the following weighted-average assumptions: dividend yield -0%: expected volatility -88.1%; risk-free interest rate -3.0%; and expected average life of the options -6 years. For stock options granted in 2004 and 2003, see note 11[e].
      Applying the above, supplemental disclosure of pro forma loss and loss per share is as follows:

		Thirteen Months
	Year Ended	Ended	Year Ended
	December 31,	December 31,	November 30,
	2004	2003	2002

Loss for the period — U.S. GAAP	$(27,869,763)	$(19,977,093)	$(14,219,225)
Deduct: Stock based employee compensation expense included in reported loss above	3,067,802	2,059,053	—
Add: Total stock based employee compensation expense using fair value based method for all awards	(3,373,002)	(3,128,778)	(4,102,190)

Pro forma loss for the period	(28,174,963)	(21,046,818)	(18,321,415)
Basic and diluted loss per common share
As reported	(0.71)	(0.63)	(0.60)
Pro forma	(0.72)	(0.67)	(0.78)
     [g]     Recent pronouncements
      In December 2004, the Financial Accounting Standards Board issued SFAS 123R “Share-Based Payment”, a revision to SFAS 123 “Accounting for Stock Based Compensation”. SFAS 123R requires all share-based payments to be recognized in the financial statements based on their fair values using either a modified-prospective or modified-retrospective transition method. The standard no longer permits pro forma disclosure or the prospective recognition adopted by the Company in fiscal 2003. Accordingly, from the date of adoption of the revised standard, the Company will be required to recognize compensation expense for all share-based payments based on grant-date fair value, including those granted, modified or settled prior to December 1, 2002.

18.	SEGMENTED INFORMATION
      The Company operates primarily in one business segment with all of its assets and operations located in Canada, except for intellectual property with a net book value of approximately $25,000,000 [2003 — $41,000,000] located in the U.S. During the year ended December 31, 2004, 4% and 96% of total revenue are derived from two collaborators in Switzerland and the United States respectively [thirteen months ended December 31, 2003 — 25% and 75% from one collaborator in Switzerland and two collaborators in the United States, respectively; year ended November 30, 2002 — 76%, 21% and 3% from three collaborators in Sweden, Switzerland and United States, respectively].

PART II
INFORMATION NOT REQUIRED TO BE DELIVERED
TO OFFEREES OR PURCHASERS
Indemnification
      Directors and officers of Cardiome Pharma Corp. are entitled to indemnification in the following circumstances:

(a) Under the Canada Business Corporations Act, a corporation may indemnify a director or officer of the corporation, a former director or officer of the corporation or another individual who acts or acted at the corporation’s request as a director or officer, or an individual acting in a similar capacity, of another entity, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by the individual in respect of any civil, criminal, administrative, investigative or other proceeding in which the individual is involved because of that association with the corporation or other entity. A corporation may not indemnify an individual unless the individual (i) acted honestly and in good faith with a view to the best interests of the corporation or, as the case may be, in the best interests of the other entity for which the individual acted as a director or officer in a similar capacity at the corporation’s request and (ii) in the case of a criminal or administrative action or proceeding that is enforced by a monetary penalty, had reasonable grounds for believing that his or her conduct was lawful. Such indemnification may be made in connection with an action by or on behalf of the corporation or other entity to procure a judgment in its favour only with court approval. A director or officer is entitled to indemnification from the corporation as a matter of right if he or she was not judged by the court or other competent authority to have committed any fault or omitted to do anything that he or she ought to have done and fulfilled the conditions set forth above. The corporation may advance moneys to a director, officer or other individual for the costs, charges and expenses of a proceeding referred to above. The individual shall repay the moneys if he or she does not fulfill the conditions set forth above to qualify for indemnification.

(b) Our By-laws provide that we will indemnify any of our directors, former directors, officers and former officers and other parties specified by the By-laws, against all costs, charges and expenses, including an amount paid to settle an action or satisfy a judgment, reasonably incurred by them for any civil, criminal or administrative action or proceeding to which they are or may be made a party by reason of having been a director or officer.

(c) We have entered into Indemnity Agreements with certain of our officers and directors, pursuant to which we are obligated to indemnify and hold harmless such persons against all costs, charges and expenses, including any amounts paid to settle actions or satisfy judgments, reasonably incurred by them in respect of any civil, criminal, administrative, investigative or other proceeding to which they are made a party by reason of being or having been an officer or director. However, such indemnification obligations arise only to the extent that the party seeking indemnification was acting honestly and in good faith with a view to our best interests, and, in the case of criminal or administrative actions or proceedings enforced by monetary penalties, that such person had reasonable grounds for believing that his or her conduct was lawful. Under these Indemnity Agreements, we may advance to the indemnified parties the expenses incurred in defending any such actions or proceedings, but if the director or officer does not meet the conditions to qualify for indemnification, such amounts shall be repaid.

(d) The underwriting agreement in respect of this offering under this Registration Statement contains provisions by which the underwriters agree to indemnify us, each of our directors and officers and each person who controls us within the meaning of the U.S. Securities Act of 1933, as amended (the “Securities Act”), with respect to information furnished by the underwriters for use in this registration statement and the prospectus.

      As permitted by the Canada Business Corporations Act, we have purchased directors’ and officers’ liability insurance which, under certain circumstances, insures its directors and officers against the costs of defense, settlement or payment of a judgment.
      Insofar as indemnification for liabilities under the Securities Act may be permitted to directors, officers or persons controlling us pursuant to the foregoing provisions, we have been informed that in the opinion of the U.S. Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

EXHIBITS

3	.1*	Form of Underwriting Agreement.
4.1		Annual information form dated February 28, 2005 (incorporated by reference to the annual report on Form 40-F filed on March 1, 2005).
4.2		Management’s discussion and analysis of financial condition and results of operations dated February 28, 2005 in respect of the Registrant’s audited consolidated financial statements for the year ended December 31, 2004 and the thirteen month period ended December 31, 2003 (incorporated by reference to the annual report on Form 40-F filed on March 1, 2005).
4.3		Audited consolidated financial statements as at December 31, 2004 and December 31, 2003, and for the year ended December 31, 2004, the thirteen month period ended December 31, 2003 and the year ended November 30, 2002, together with the auditors’ report thereon and the notes to such statements (incorporated by reference to the annual report on Form 40-F filed on March 1, 2005).
4.4		Information circular dated April 27, 2004 relating to the Registrant’s annual meeting held on May 25, 2004 (excluding the sections entitled “Report of Executive Compensation” and “Corporate Governance”) (incorporated by reference to the Current Report on Form 6-K filed on June 4, 2004).
4.5		Material change report dated January 27, 2005 relating to the announcement of the appointment of Dr. Charles Fisher to the position of Chief Medical Officer and Executive Vice President, Clinical and Regulatory Affairs (incorporated by reference to the annual report on Form 40-F filed on March 1, 2005).
4.6		Material change report dated February 4, 2005 relating to the announcement of additional results from the Registrant’s recently completed 416 patient atrial arrhythmia clinical study (incorporated by reference to the annual report on Form 40-F filed on March 1, 2005).
4.7		Material change report dated February 11, 2005 relating to the announcement of results for the investigator-sponsored LaPlata clinical study for Oxypurinol in congestive heart failure patients (incorporated by reference to the annual report on Form 40-F filed on March 1, 2005).
4.8		Material change report dated February 23, 2005 relating to the announcement of a $6 million milestone payment from Fujisawa Healthcare, Inc. (incorporated by reference to the annual report on Form 40-F filed on March 1, 2005).
5.1		Consent of Ernst & Young LLP.
6.1		Powers of Attorney (contained on the signature pages of this Registration Statement on Form F-10).

*	To be filed by amendment.

PART III
UNDERTAKING AND CONSENT TO
SERVICE OF PROCESS

Item 1.	Undertaking
      The registrant undertakes to make available, in person or by telephone, representatives to respond to inquires made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to the securities registered pursuant to Form F-10 or to transactions in said securities.

Item 2.	Consent to Service of Process
      Concurrently with the filing of this Form F-10, the registrant is filing with the Commission a written irrevocable consent and power of attorney on Form F-X. Any change to the name or address of the agent for service of the Registrant shall be communicated promptly to the Commission by amendment to Form F-X referencing the file number of the relevant registration statement.

III-1

SIGNATURES
      Pursuant to the requirements of the Securities Act of 1933, the registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form F-10 and has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Vancouver, British Columbia, Country of Canada, on the 28th day of February, 2005.

CARDIOME PHARMA CORP.

By:	/s/ ROBERT W. RIEDER

Robert W. Rieder
President and Chief Executive Officer
POWER OF ATTORNEY
      KNOW ALL MEN AND WOMEN BY THESE PRESENTS, that each person whose signature appears below hereby constitutes and appoints Robert W. Rieder and Douglas G. Janzen, and each of them, either of whom may act without the joinder of the other, the true and lawful attorney-in-fact and agent of the undersigned, with full power of substitution and resubstitution, to execute in the name, place and stead of the undersigned, in any and all such capacities, any and all amendments (including post-effective amendments) to this registration statement, including post-effective amendments and supplements thereto, and any registration statement filed pursuant to Rule 462(b) under the Securities Act of 1933, as amended, and all instruments necessary or in connection therewith, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and hereby grants to each such attorney-in-fact and agent, full power and authority to do and perform in the name and on behalf of the undersigned each and every act and thing whatsoever necessary or advisable to be done, as fully and to all intents and purposes as the undersigned might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent, or his substitute or substitutes, may lawfully do or cause to be done by virtue hereof.
      Pursuant to the requirements of the Securities Act of 1933, as amended, this registration statement on Form F-10 has been signed by the following persons in the capacities indicated on February 28, 2005.

/s/ ROBERT W. RIEDER Robert W. Rieder	President, Chief Executive Officer and Director

/s/ DOUGLAS G. JANZEN Douglas G. Janzen	Chief Financial Officer

/s/ ALAN M. EZRIN Alan M. Ezrin	Chief Science Officer and Director

/s/ MARK C. ROGERS Mark C. Rogers	Chairman of the Board of Directors

/s/ FRED M. MERMELSTEIN Fred H. Mermelstein	Director

/s/ KENNETH H. GALBRAITH Kenneth H. Galbraith	Director

/s/ RALPH SNYDERMAN Ralph Snyderman	Director

/s/ JACKIE M. CLEGG Jackie M. Clegg	Director

/s/ HAROLD H. SHLEVIN Harold H. Shlevin	Director

III-2

AUTHORIZED REPRESENTATIVE IN THE UNITED STATES
      Pursuant to the requirements of Section 6(a) of the Securities Act of 1933, the undersigned has signed this registration statement, solely in the capacity of the duly authorized representative of the registrant in the United States, in the City of Miami, Florida, on the 28th day of February, 2005.

CARDIOME, INC.

By:	/s/ ALAN M. EZRIN

Alan M. Ezrin
President

III-3

EXHIBIT INDEX

3	.1*	Form of Underwriting Agreement.
4.1		Annual information form dated February 28, 2005 (incorporated by reference to the annual report on Form 40-F filed on March 1, 2005).
4.2		Management’s discussion and analysis of financial condition and results of operations dated February 28, 2005 in respect of the Registrant’s audited consolidated financial statements for the year ended December 31, 2004 and the thirteen month period ended December 31, 2003 (incorporated by reference to the annual report on Form 40-F filed on March 1, 2005).
4.3		Audited consolidated financial statements as at December 31, 2004 and December 31, 2003, and for the year ended December 31, 2004, the thirteen month period ended December 31, 2003 and the year ended November 30, 2002, together with the auditors’ report thereon and the notes to such statements (incorporated by reference to the annual report on Form 40-F filed on March 1, 2005).
4.4		Information circular dated April 27, 2004 relating to the Registrant’s annual meeting held on May 25, 2004 (excluding the sections entitled “Report of Executive Compensation” and “Corporate Governance”) (incorporated by reference to the Current Report on Form 6-K filed on June 4, 2004).
4.5		Material change report dated January 27, 2005 relating to the announcement of the appointment of Dr. Charles Fisher to the position of Chief Medical Officer and Executive Vice President, Clinical and Regulatory Affairs (incorporated by reference to the annual report on Form 40-F filed on March 1, 2005).
4.6		Material change report dated February 4, 2005 relating to the announcement of additional results from the Registrant’s recently completed 416 patient atrial arrhythmia clinical study (incorporated by reference to the annual report on Form 40-F filed on March 1, 2005).
4.7		Material change report dated February 11, 2005 relating to the announcement of results for the investigator-sponsored LaPlata clinical study for Oxypurinol in congestive heart failure patients (incorporated by reference to the annual report on Form 40-F filed on March 1, 2005).
4.8		Material change report dated February 23, 2005 relating to the announcement of a $6 million milestone payment from Fujisawa Healthcare, Inc. (incorporated by reference to the annual report on Form 40-F filed on March 1, 2005).
5.1		Consent of Ernst & Young LLP.
6.1		Powers of Attorney (contained on the signature pages of this Registration Statement on Form F-10).

*	To be filed by amendment.

III-4